As filed with the Securities and Exchange Commission on June 8, 2010

Registration No. 333-162700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALDAGEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	56-2185054
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2810 Meridian Parkway, Suite 148

Durham, NC 27713

(919) 484-2571

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Thomas Amick

President and Chief Executive Officer

2810 Meridian Parkway, Suite 148

Durham, NC 27713

(919) 484-2571

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler, Esq. Darren K. DeStefano, Esq. Brian F. Leaf, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Jeffrey P. Libson, Esq. Steven J. Abrams, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 8, 2010

Prospectus

             shares

Common stock

We are offering              shares of our common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ALDH.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 10.

Price $             per share

	Price to public	Underwriting discounts and commissions(1)	Proceeds to company before expenses

Per share	$	$	$
Total	$	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of the offering.

We have granted the underwriters a 30-day option to purchase up to an additional              shares of common stock to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2010.

Boenning & Scattergood, Inc.	Ladenburg Thalmann & Co. Inc.

National Securities Corporation

The date of this prospectus is                     , 2010.

Our proprietary technology allows us to identify and isolate specific adult stem cells expressing high levels of an enzyme known as aldehyde dehydrogenase, or ALDH, which we refer to as ALDH-bright, or ALDHbr, cells. Based on preclinical studies and our clinical trials to date, we believe that ALDHbr cell populations promote the regeneration of multiple types of cells and tissues, including the creation of blood vessels, a process known as angiogenesis.

Each of our product candidates consists of the population of ALDHbr cells we produce from a patient’s own bone marrow using our proprietary technology. ALDHbr cells represent a very small fraction, typically less than 1%, of all cells in bone marrow. Our technology allows for the sorting of the ALDHbr cell populations and their return to the clinician for administration to the patient typically within 36 hours.

Our product candidates are ALD-301 for the treatment of critical limb ischemia, ALD-201 for the treatment of ischemic heart failure and ALD-401 for the post-acute treatment of ischemic stroke. Each of these product candidates is administered into areas of damaged ischemic tissue to maximize the potential local therapeutic effects of the ALDHbr cells.

You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but information may have changed since that date.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all of the information you should consider. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” beginning on page 10 and the financial statements and related notes beginning on page F-1. Unless the context indicates otherwise, as used in this prospectus, the terms “Aldagen,” “our company,” “we,” “us” and “our” refer to Aldagen, Inc.

Our Company

We are a biopharmaceutical company developing proprietary regenerative cell therapies in the cardiovascular area. Our product candidates consist of a specific population of stem cells from a patient’s own bone marrow. We isolate these cells, which are typically less than 1% of all cells in bone marrow, using our proprietary technology. Based on preclinical studies and our clinical trials to date, we believe these cell populations have the potential to promote the regeneration of multiple types of cells and tissues, including the growth of new blood vessels, a process known as angiogenesis. The table below outlines the status and upcoming milestones for our product candidates.

Product Candidate	Target Indication	Status of Development	Upcoming Milestones
ALD-301	Treatment of critical limb ischemia	Completed Phase 1/2	Expect to initiate Phase 2 trial in 2010
ALD-201	Treatment of ischemic heart failure	Completed Phase 1	Expect to initiate Phase 2 trial in 2011
ALD-401	Post-acute treatment of ischemic stroke	Preclinical	Expect to submit IND to the FDA and initiate Phase 2 trial in 2010

Stem cells are naturally occurring cells within the human body that have the potential to develop, or differentiate, into other cell types. The first medical use of stem cells—and still the most common—was in the transplant of bone marrow. Many researchers believe that stem cells hold significant promise in the treatment of a wide variety of diseases. However, the broader application of stem cell therapy still faces a number of hurdles. One hurdle is the proper selection of the cells that are expected to have the greatest therapeutic effect, and we believe that the isolation of those specific cells is critical to the successful development of any regenerative therapy based on stem cells.

Our proprietary technology allows us to identify and isolate specific adult stem cells expressing high levels of an enzyme known as aldehyde dehydrogenase, or ALDH, which we refer to as ALDH-bright, or ALDHbr, cells. ALDHbr cells represent a very small fraction, typically less than 1%, of all cells in bone marrow. ALDH is a key enzyme in the synthesis of retinoids, which are molecules that control the regulation of gene activities. We believe that sorting cells based on a functional intracellular marker such as ALDH br, as compared to other technologies that sort on the basis of cell surface markers alone and isolate only one particular type of cell, provides us with advantages, including the ability to produce a heterogeneous cell population with a high level of cellular activity. Based on preclinical studies and our clinical trials to date, we believe that ALDHbr cell populations promote the regeneration of multiple types of cells and tissues, including by angiogenesis. Furthermore, preclinical research suggests that therapies consisting of ALDHbr cells may promote therapeutic activity not present in the unsorted cell populations or in populations that lack ALDHbr cells altogether.

Preclinical research has encouraged us to focus our development efforts on product candidates in the cardiovascular area. Cardiovascular disease is the class of diseases that involve the heart or blood vessels. Inadequate blood flow, a condition known as ischemia, can cause a shortage of oxygen and resulting damage to tissue. Common examples of the clinical effects of ischemia include heart attacks, strokes, heart failure and leg ulcers. In addition, patients who manifest one ischemic condition typically have extensive cardiovascular insufficiency throughout their bodies and may suffer from ischemia in other organ systems as a result of obstructed blood vessels. Preclinical research suggests that ALDHbr cells specifically migrate to sites of ischemic damage, remain there for up to two weeks and induce angiogenesis at those sites. In our clinical trials to date, we have observed evidence of improved blood flow, also known as perfusion, to ischemic tissue. Furthermore, we believe that isolating ALDHbr cells by sorting them from other cells and then injecting them directly into areas of ischemic tissue enhances the likelihood that these sorted cells will interact with and promote the repair of damaged tissue. In preclinical studies, mice injected with ALDHbr cells exhibited more improvement in perfusion and greater capillary density in ischemic tissue, when compared to mice treated with unsorted bone marrow or with bone marrow cell populations that did not contain sorted ALDHbr cells.

The following chart indicates the changes in capillary density measured in one of these preclinical studies, in which one group of mice was injected with an ALDHbr cell population sorted from human bone marrow; a second group was injected with unsorted bone marrow cells; a third group was injected with bone marrow cells sorted to exclude ALDHbr cells, which we refer to as ALDHlow cells; and a fourth group was injected with the solution used to suspend the other cell populations, which solution contained no cells. Only the mice that received injections of ALDHbr cells exhibited a statistically significant increase in capillary density when compared to the vehicle control group.

We are also supplying or intend to supply ALDHbr cells for use in investigator-sponsored clinical trials that we expect will provide additional information about the mechanism of action of ALDHbr cells, routes of administration of these cells and safety. Investigator-sponsored trials are currently underway to assess ALDHbr cells for the treatment of leukemia and the in utero treatment of inherited metabolic disease. Another investigator-sponsored trial is planned to assess ALDHbr cells for the treatment of brain damage resulting from radiation.

Our Product Candidates

ALD-301 to treat critical limb ischemia

Critical limb ischemia is characterized by impaired blood flow to the legs and feet caused by obstructed arteries. In a 21-patient Phase 1/2 clinical trial, ALD-301 was well-tolerated, and we believe the trial data provided evidence of improved blood flow and improved clinical status within the ALD-301 treatment group. For example, at 12 weeks after treatment, four of the 11 patients treated in the ALD-301 treatment group experienced an improvement in Rutherford category, which is a well-accepted clinical categorization for the extent of critical limb ischemia, to the degree that they were no longer classified as having critical limb ischemia.

Critical limb ischemia patients with no revascularization options, such as those who participated in this trial, typically do not experience improvements in Rutherford category. In addition, at 24 weeks after treatment, ten of the 11 patients in the ALD-301 treatment group were alive and had not required amputation of their affected limbs. Typically, up to 35% of critical limb ischemia patients with no revascularization options require an amputation within six months. Based on the results of this trial, we plan to commence enrollment of a Phase 2 clinical trial of ALD-301 in 2010.

ALD-201 to treat ischemic heart failure

Ischemic heart failure is the result of poorly functioning heart muscle caused by reduced blood supply. In a 20-patient Phase 1 clinical trial, ALD-201 was well-tolerated, and we believe the trial data provided evidence of improved blood flow and improved clinical status. We observed a reduction in the amount of ischemic tissue of patients in the ALD-201 treatment group as compared to the placebo group. In addition, when evaluated six months after treatment, patients in the ALD-201 treatment group experienced a greater improvement in MaxVO2, a commonly used measure of the body’s ability to take up oxygen during exercise, than did the placebo group. We believe that MaxVO2 is important because impaired MaxVO2 is predictive of mortality in patients with ischemic heart failure. Based on the results of this Phase 1 clinical trial, we plan to commence a Phase 2 clinical trial of ALD-201 in 2011.

ALD-401 for the post-acute treatment of ischemic stroke

Strokes typically result in a loss of brain function due to a reduction in the blood supply to the brain. Investigators have completed preclinical research in which the group of mice treated with ALD-401 two weeks after an induced stroke showed statistically significant improvement in motor function of 41%, as compared to improvement of 11% in the untreated group. Researchers also observed statistically significant improvements in the slowing of decrease in brain volume and the reversal of decline in stroke-induced cell viability in the ALD-401 group, as compared to the untreated group. In another study, researchers assessed the amount of blood flow, or perfusion, in the brains of mice treated with ALDHbr cells two weeks after an induced stroke compared with mice treated only with a neutral delivery vehicle. Four weeks after the treatment, the brains of the mice that received the delivery vehicle remained impaired, but perfusion in the mice that had received ALDHbr cells had returned to normal levels. Based on this preclinical research, we plan to file an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or FDA, and to initiate a Phase 2 clinical trial of ALD-401 in 2010.

Our Markets

Our primary market focus is in the cardiovascular area, specifically in patients with one or more conditions characterized by ischemia. Many ischemic conditions, such as critical limb ischemia, ischemic heart failure and ischemic stroke, have few or no FDA-approved treatments. Further, patients suffering from one ischemic condition typically have extensive cardiovascular insufficiency throughout their bodies and are therefore likely to suffer from ischemia in other organ systems as a result of obstructed blood vessels.

There are no drugs currently approved by the FDA for the treatment of critical limb ischemia, which is the target of ALD-301. Surgical procedures to restore blood flow, or revascularization, may be employed in some patients. Often, however, patients have such extensive obstruction, or obstruction in blood vessels that are so difficult to reach, that these techniques are not available. In a study we commissioned, Trinity Partners, a consulting firm specializing in the pharmaceutical and biotechnology industries, estimates that the annual treatable population of patients without revascularization options who are hospitalized each year is between 100,000 and 150,000 patients. Based on an assumed annual treatable patient population of 100,000, we estimate the annual market opportunity for ALD-301 in the United States to be $3.0 billion.

In a study we commissioned, Trinity Partners estimates that approximately 3.5 million patients each year suffer from ischemic heart failure, which is the target of ALD-201. Generally, heart disease is progressive, requiring more significant interventions over time. Once ischemic heart failure patients have exhausted all potential revascularization options, their only other option is a heart transplant, if they are eligible for one. Trinity Partners estimates that there are between 200,000 and 300,000 patients each year who fall into this category and who would be eligible for treatment with ALD-201. Based on an assumed annual treatable patient population of 200,000, we estimate the annual market opportunity for ALD-201 in the United States to be $5.0 billion.

The American Heart Association estimates that approximately 800,000 patients suffer a stroke each year in the United States. According to the Centers for Disease Control and Prevention, approximately 87% of strokes are ischemic, which is the target of ALD-401. Patients suffering an ischemic stroke can receive a drug called tissue plasminogen activator, or tPA, which is currently the only FDA-approved acute treatment for ischemic stroke. However, tPA is only approved for use within three hours of the onset of symptoms. There are no currently approved therapies for treatment of ischemic stroke after this three-hour period, which we refer to as post-acute treatment. In a study we commissioned, Trinity Partners estimates that the annual population eligible for treatment with ALD-401 is between 176,000 and 265,000 patients. Based on an assumed annual treatable patient population of 176,000, we estimate the annual market opportunity for ALD-401 in the United States to be $3.5 billion.

Our Advantages

We believe that our proprietary technology and the cell populations we produce have several potential advantages, including the following:

•

Ability to select ALDHbr cells. We believe our ability to isolate ALDHbr cells and develop product candidates based on these cells is a key advantage. Based on preclinical studies and our clinical trials to date, we believe our ALDHbr cell populations have the ability to promote angiogenesis and improved vascular function, which are critical to treating cardiovascular disease. We believe that ALDHbr cells are superior to unsorted cell populations or cell populations lacking ALDHbr cells altogether in this regard.

•

Broad potential therapeutic opportunity. We believe ALDHbr cells have broad potential applicability in promoting the regeneration of multiple types of cells, blood vessels and tissues. We believe this enhances the long-term potential of our technology to address a number of different therapeutic areas, which we might pursue either by ourselves or with collaborative partners.

•

Specific applicability to unmet medical needs in the cardiovascular field. Preclinical research suggests that ALDHbr cells may specifically migrate to sites of ischemic damage and induce the formation of new blood vessels at those sites. In our clinical trials to date, we have also observed evidence of improved perfusion in ischemic tissue. We believe that the indications intended to be addressed by our product candidates represent an aggregate annual market opportunity of $11.5 billion in the United States.

•

Autologous cells. Our product candidates are based entirely on cells isolated from a patient’s own bone marrow, which are known as autologous cells. Our product candidates do not include embryonic stem cells. We believe the use of autologous stem cells minimizes the risk of potential rejection of the injected cells in the patient. To date, the only cell therapies approved by the FDA have been based on autologous cells.

•

Manufacturing. Our technology produces well-characterized stem cell populations with a high level of purity and a consistent set of physical and chemical characteristics, which we believe enhances our ability to meet regulatory requirements. In addition, our rapid turnaround time—typically 36 hours—once we have received the bone marrow is shorter than many other treatments involving autologous cells.

Our Strategy

We are pursuing the following business strategies:

•	Target our product candidates in indications for which patients have limited or no treatment alternatives, particularly in the cardiovascular area;

•	Initiate and conduct three Phase 2 clinical trials of our product candidates focused on providing further evidence of clinical efficacy;

•

Pursue partnering of our product candidates, which could include a collaboration with one or more companies to fund Phase 3 pivotal clinical trials of our product candidates or, if we elect to initiate and conduct pivotal trials on our own, a marketing collaboration to commercialize any successful product candidates;

•	Continue to develop our product pipeline by pursuing additional therapeutic indications for which our ALDHbr cell populations may provide potential benefit to patients; and

•	Leverage our manufacturing capabilities and expertise to support future clinical development programs and potential commercialization of our product candidates.

Risks Related to our Business and to our Ability to Realize the Advantages of our ALDHbr Technology

Our business, and our ability to realize the advantages of our ALDHbr technology, are subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. For example, we expect to continue to incur substantial losses for the foreseeable future, and we may never achieve or maintain profitability. We may not receive necessary regulatory approvals for any of our product candidates and may not generate sufficient revenues to continue our business operations. We may need substantial additional funding and may be unable to raise capital when needed. Clinical trials of our product candidates may fail to demonstrate safety and efficacy to the FDA’s satisfaction or may not otherwise produce positive results. Our product candidates are based on novel stem cell technologies that are inherently risky, and they may not be understood or accepted by the marketplace. We have only limited experience manufacturing our product candidates and we may not be able to manufacture our product candidates efficiently or in quantities sufficient for commercial sale. Our patent position might not adequately protect our product candidates or any future products, which could allow others to compete against us more directly. We face substantial competition in our industry, which may result in others discovering, developing or commercializing products before or more successfully than we do.

Corporate Information

We were incorporated in Delaware in March 2000 under the name StemCo Biomedical, Inc. In November 2005, we changed our corporate name to Aldagen, Inc. Our principal executive office is located at 2810 Meridian Parkway, Suite 148, Durham, North Carolina 27713. Our telephone number is (919) 484-2571. Our website address is www.aldagen.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

We use Aldagen®, ALDEFLUOR®, ALDECOUNT® and the Aldagen logo as trademarks and service marks in the United States. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to initiate and conduct a Phase 2 clinical trial of ALD-301;

•	approximately $ million to initiate and conduct a Phase 2 clinical trial of ALD-201;

•	approximately $ million to initiate and conduct a Phase 2 clinical trial of ALD-401; and

•	the balance for other general corporate purposes and working capital.

These estimates are subject to change. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	ALDH

The number of shares of our common stock that will be outstanding immediately after this offering is based on 3,624,823 shares of common stock outstanding as of April 30, 2010, and excludes:

•	6,386,953 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, 2010, with a weighted-average exercise price of $0.31 per share;

•

428,000 additional shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, 2010 with an exercise price equal to the greater of $0.955 or the initial public offering price per share in this offering;

•	3,209,824 shares of our common stock issuable upon the exercise of outstanding warrants as of April 30, 2010, with a weighted-average exercise price of $0.89 per share; and

•	shares of our common stock to be reserved for future issuance under our 2010 equity incentive plan following this offering.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•	a -for- reverse stock split of our common stock that we expect to complete prior to the closing of this offering;

•	the issuance of 26,285 shares of Series B convertible preferred stock upon the exercise of warrants that would otherwise expire immediately prior to the closing of this offering;

•

the conversion of all outstanding shares of our convertible preferred stock, including the Series B convertible preferred stock we expect to issue upon the exercise of warrants prior to the closing of this offering, into an aggregate of 59,288,071 shares of our common stock, which will occur automatically upon the closing of this offering;

•

the issuance of an aggregate of              shares of our common stock upon the conversion of all outstanding principal and accrued interest on convertible promissory notes in the aggregate principal amount of $7.3 million, which we issued in October 2009 and refer to as the October 2009 convertible bridge notes, and which convert automatically upon the closing of this offering, and upon the net exercise of warrants we issued in connection with the October 2009 convertible bridge notes, which expire upon the closing of this offering, assuming the initial public offering price in this offering is $             per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming that this offering is closed on                      , 2010; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following tables summarize our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2007, 2008 and 2009 from our audited financial statements appearing later in this prospectus. We have derived the following summary of our statement of operations data for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010, and balance sheet data as of March 31, 2010 from our unaudited financial statements appearing later in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the summary of our financial data set forth below together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing later in this prospectus.

Note 3 to our financial statements explains the method we used to compute basic and diluted net loss per share allocable to common stockholders and pro forma basic and diluted net loss per share.

We have presented the summary balance sheet data as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

our issuance of 26,285 shares of our Series B convertible preferred stock prior to the closing of this offering upon the exercise for cash of warrants that would otherwise expire upon the closing of this offering and our receipt of an aggregate of $26,285 in proceeds from those exercises;

•

the conversion of all then outstanding shares of our convertible preferred stock, including the Series B convertible preferred stock we expect to issue upon the exercise of warrants prior to the closing of this offering, into an aggregate of 59,288,071 shares of our common stock, which will occur automatically upon the closing of this offering;

•

the conversion of outstanding principal and accrued interest on the October 2009 convertible bridge notes and the issuance of an aggregate of              shares of our common stock upon such conversion and upon the net exercise of warrants we issued in connection with the October 2009 convertible bridge notes, assuming the initial public offering price in this offering is $              per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming that this offering is closed on                      , 2010; and

•

the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each $1.00 increase in the assumed initial public offering price of $              per share would decrease the aggregate number of shares issued upon the conversion of the October 2009 convertible bridge notes and upon net exercise of the related warrants by              shares, and each $1.00 decrease in the assumed initial public offering price per share would increase the aggregate number of shares by the same amount. Every additional month after                      , 2010 that lapses before the closing of this offering would increase the aggregate number of shares issued upon the conversion of the October 2009 convertible bridge notes and upon net exercise of the related warrants by              shares. The pro forma and pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price, the date of closing and other terms of this offering determined at pricing.

	Year Ended December 31,			Three Months Ended March 31,		Period from March 3, 2000 (inception) through March 31, 2010
	2007	2008	2009	2009	2010
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$211	$179	$450	$117	$141	$1,398
Operating expenses:
Cost of product sales	75	76	180	47	46	484
Research and development	4,842	6,142	5,578	1,483	1,520	34,798
Selling, general and administrative	1,761	4,052	2,338	683	675	15,237

Total operating expenses	6,678	10,270	8,096	2,213	2,241	50,519

Loss from operations	(6,467)	(10,091)	(7,646)	(2,096)	(2,100)	(49,121)
Total other expense	(234)	(97)	(1,376)	(230)	(664)	(5,990)
Income tax benefit	—	8	36	—	—	44
Cumulative effect of change in accounting principle	—	—	—	—	—	(1,470)

Net loss	(6,701)	(10,180)	(8,986)	(2,326)	(2,764)	(56,537)
Accretion of redeemable convertible preferred stock	(2,120)	(3,588)	(4,003)	(973)	(987)	(15,960)
Gain on exchange of redeemable convertible preferred stock and beneficial conversion feature	—	—	(839)	—	—	13,551

Net loss attributable to common stockholders	(8,821)	(13,768)	(13,828)	(3,299)	(3,751)	$(58,946)

Income allocable to preferred stockholders	—	—	—	—	—

Net loss allocable to common stockholders	$(8,821)	$(13,768)	$(13,828)	$(3,299)	$(3,751)

Basic and diluted net loss per share allocable to common stockholders	$(2.53)	$(3.80)	$(3.82)	$(0.91)	$(1.03)

Shares used to compute basic and diluted net loss per share allocable to common stockholders	3,487,396	3,619,747	3,620,525	3,619,747	3,624,823

Pro forma net loss per share—basic and diluted			$(0.22)		$(0.05)

Pro forma weighted-average shares outstanding—basic and diluted			64,230,833		70,058,963

	As of March 31, 2010
	Actual	Pro forma	Pro forma as adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,174
Working capital	1,998
Total assets	12,560
Convertible debt	6,262
Preferred stock warrant liability	2,925
Notes payable, including current portion	1,357
Redeemable convertible preferred stock	55,194
Additional paid-in capital	—
Deficit accumulated during the development stage	(54,027)
Total stockholders’ (deficit) equity	(54,023)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, they may harm our business, prospects, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related To Our Business

We have incurred significant losses since our inception. We expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred losses in each year since our inception and expect to continue to experience losses over the next several years. Our net losses were $2.8 million for the three months ended March 31, 2010, $9.0 million for the year ended December 31, 2009 and $10.2 million for the year ended December 31, 2008. As of March 31, 2010, we had a deficit accumulated during the development stage of $54.0 million. To date, we have financed our operations primarily through a combination of privately placed convertible preferred stock sales, convertible promissory notes, bank financing, capital lease agreements for the purchase of equipment and, during 2002 and 2003, approximately $109,000 in non-recurring research and development grants from governmental authorities. Our losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. We have devoted substantially all of our time, money and efforts to the research and development of our product candidates. We have not completed development of any of our product candidates. ALDEFLUOR and ALDECOUNT are our only commercially available products, and they are available only for research or diagnostic use. We have not received a significant amount of revenue from sales of ALDEFLUOR and ALDECOUNT, and we do not anticipate significant sales from these products in the future. Because of the numerous risks associated with drug and biologics development, we are unable to predict whether our development efforts will be successful.

We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to:

•	initiate our Phase 2 clinical trial of ALD-301;

•	initiate our Phase 2 clinical trial of ALD-201;

•	initiate our Phase 2 clinical trial of ALD-401;

•

continue to support investigator-sponsored clinical studies exploring the mechanism of action, route of administration and safety of ALDHbr cells and evaluate additional clinical trials if warranted by the results and by other business considerations;

•	gain regulatory approvals for our product candidates that successfully complete clinical trials;

•	expand our manufacturing capabilities and capacity;

•	maintain, expand and protect our intellectual property portfolio;

•	seek to commercialize selected products for which we may obtain regulatory approval;

•	hire additional clinical, quality control, scientific and management personnel; and

•	add operational, financial, accounting, facilities engineering and information systems personnel, consistent with expanding our operations and our status as a public company.

To become and remain profitable, we must succeed in developing and eventually commercializing products with significant market potential. This will require us to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for our product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business or continue our operations. A decline in the market price of our common stock could also cause you to lose all or a part of your investment.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We are a development stage company and, with the exception of ALDEFLUOR and ALDECOUNT, have no commercial products. All of our product candidates are still being developed and will require significant additional clinical development and additional investment before they can be commercialized. We anticipate that our product candidates, ALD-301, ALD-201 and ALD-401, will not be commercially available for several years, if at all.

We expect that our research and development expenses will continue to increase in connection with our ongoing activities, particularly as we commence our Phase 2 clinical trials of ALD-301, ALD-201 and ALD-401. We will need to raise additional funds to initiate and complete additional trials of our product candidates. If our Phase 2 clinical trials of ALD-301, ALD-201 and ALD-401 produce positive results, we anticipate that we will, in the case of ALD-201, and may, in the case of ALD-301 and ALD-401, need to enter into one or more collaboration agreements with one or more third parties to conduct and fund larger, later-stage clinical trials, including potential pivotal Phase 3 clinical trials. If we are not able to enter into collaboration agreements on terms that are acceptable to us, we will need to raise additional capital to fund these trials or delay or abandon the trials. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales and marketing. We currently believe that our cash and cash equivalents, together with the net proceeds of this offering and interest income on these balances, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, we cannot assure you that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate. Accordingly, we expect that we will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the scope, progress and results of our research and preclinical development programs;

•	the scope, progress, results, costs, timing and outcomes of the clinical trials of our product candidates;

•	the timing of entering into, and the terms of, one or more collaboration agreements with one or more third parties for one or more of our product candidates;

•

the timing of and the costs involved in obtaining regulatory approvals for our product candidates, a process which could be particularly lengthy or complex given the FDA’s limited experience with marketing approval for therapeutics using adult stem cells;

•

the costs of operating, expanding and enhancing our manufacturing facilities and capabilities to support our clinical activities and, if our product candidates are approved, our commercialization activities;

•	the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

•	revenues received from sales of our product candidates, if approved by the FDA; and

•	the costs of additional general and administrative personnel, including accounting and finance, legal and human resources employees, as a result of becoming a public company.

As a result of these and other factors, we expect that we will seek additional funding in the future. We would likely seek such funding through public or private financings or some combination of the two. We will also likely seek funding through collaborative arrangements if we determine them to be necessary or appropriate. Additional funding may not be available to us on acceptable terms, or at all. If we obtain capital through collaborative arrangements, these arrangements could require us to relinquish rights to our technology or product candidates and could result in our receiving only a portion of the revenues associated with the partnered product. If we raise capital through the sale of equity, or securities convertible into equity, it would result in dilution to our then existing stockholders. If we raise additional capital through the incurrence of indebtedness, we would likely become subject to covenants restricting our business activities, and holders of debt instruments would have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support research and development, clinical or commercialization activities.

If we are unable to obtain adequate financing on a timely basis in the future, we would likely be required to delay, reduce or eliminate one or more of our product development programs.

Our operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have primarily been limited to organizing and staffing our company, developing and securing our technology and undertaking or funding preclinical studies and early-stage clinical trials of our product candidates. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product to the satisfaction of the FDA, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, it may be difficult for you to make any predictions about our future success or viability.

If we are not able to retain and recruit qualified management and scientific personnel, we may fail in developing or commercializing our technologies and product candidates.

Our future success depends to a significant extent on the skills, experience and efforts of our scientific and management teams, including W. Thomas Amick, our chief executive officer, Edward Field, our chief business officer, Dr. Andrew Balber, our chief scientific officer, David Carberry, our chief financial officer, and Dr. James Hinson, our chief medical officer. The loss of any or all of these individuals could harm our business and might significantly delay or prevent the achievement of research, development or business objectives. We have entered into an employment agreement with Mr. Amick with an undefined term, a consulting agreement with Dr. Hinson and offer letters with our other executives. The existence of an employment agreement, a consulting agreement or an offer letter does not, however, guarantee retention of these executives, and we may not be able to retain those individuals for the duration of or beyond the end of their respective terms. We do not maintain “key person” insurance on any of our management personnel.

Mr. Amick, our chief executive officer, is currently serving as the interim chief executive officer of Discovery Laboratories, Inc., a public biotechnology company, on a part-time basis. Mr. Amick has served as chairman of the board of directors of Discovery Laboratories since 2007. Mr. Amick has informed us that he does not believe that the interim position involves a significant increase in his time commitment or obligations beyond those he was already experiencing in his existing role as chairman of the board of Discovery Laboratories. However, it is possible that his responsibilities at Discovery Laboratories might require that he spend less time managing our company.

Under our consulting agreement with Dr. Hinson, he is expected to devote approximately 30 hours per week to our company. While serving as our chief medical officer, Dr. Hinson may consult for other companies that do not compete with us. We cannot assure you that Dr. Hinson’s time commitment to us will be sufficient to perform the duties of our chief medical officer.

Recruiting and retaining qualified scientific and clinical personnel and, if our products are approved, sales and marketing personnel, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similarly skilled personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on outside advisors and key clinical investigators who assist us in formulating our research and development and clinical strategy. A loss of any of these advisors or investigators could compromise our ability to pursue our strategy.

Risks Related to the Development of Our Product Candidates

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including the following:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs that we expect to be promising;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner or at all;

•	we might have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•

we may be subject to a more complex regulatory process, since stem cell-based therapies are relatively new and regulatory agencies have less experience with them than with traditional pharmaceutical products;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators to halt or terminate the trials.

For example, we recently suspended development of a product candidate, ALD-101, on which we had spent significant research and development efforts. In discussions with the FDA, we learned that the FDA would likely not accept the historical control data we had proposed to use as the comparator to evaluate the efficacy of ALD-101 in our pivotal Phase 3 clinical trial of that product candidate. Concurrently, we determined that advances in medical practice unrelated to the use of ALD-101 had resulted in a decrease in platelet engraftment times in children receiving umbilical cord blood transplants, which had been the primary endpoint of our pivotal

Phase 3 clinical trial of ALD-101. We therefore concluded that a large, controlled clinical trial would have been necessary in order to potentially detect a reduction in platelet engraftment time resulting from ALD-101 treatment, which would have required the expenditure of significant funds and would have taken a prohibitively long time to complete. As a result, we determined that further development of ALD-101 was not a prudent use of our resources. Therefore, we terminated enrollment in the pivotal Phase 3 clinical trial. We may experience similar regulatory issues in the future, and the money we have spent and will spend on research and development may not result in any commercializable products.

The FDA placed a clinical hold on the Phase 1 clinical trial of ALD-201 in February 2008 after a patient who was injected with placebo experienced a ventricular arrhythmia during the injection procedure. The arrhythmia stabilized and the procedure continued without further incident. Because this patient had a history of arrhythmia, the FDA expressed concerns that patients enrolled in this trial who were at risk for ventricular arrhythmia would be at higher risk for adverse events resulting from catheter manipulation or injections into their heart muscle. Even though the investigators concluded that the arrhythmia was unrelated to our product candidate, the FDA requested an expansion of the exclusion criteria for the trial. The clinical trial protocol for ALD-201 was modified to address the FDA’s concerns, and the FDA removed the clinical hold in April 2008.

During the initial six-month evaluation period after treatment in the Phase 1 clinical trial of ALD-201, serious adverse events included one patient receiving ALD-201 who suffered an acute myocardial infarction, or heart attack, that did not occur near the time of the injection and was determined by the investigator to be unrelated to treatment. Among the patients who had been injected with placebo in the ALD-201 clinical trial, one experienced a ventricular arrythmia and one experienced a ventricular tachycardia, or accelerated heartbeat originating from the patient’s ventricle. Both the ventricular arrythmia and the ventricular tachycardia experienced by patients in the placebo group occurred during, and were considered to be related to, the NOGA mapping procedure used in the trial. After the initial six-month evaluation period, serious adverse events included two patients treated with ALD-201 who experienced ventricular tachycardia, in each case more than 200 days after treatment. The investigators initially determined that these events were unrelated to the treatment with ALD-201. Subsequently, the independent data safety monitoring board at the clinical trial site requested that these events be characterized as possibly related to treatment. In addition, one patient who elected to switch from the placebo group to the ALD-201 group after the initial six-month period experienced a serious adverse event of embolic stroke approximately 200 days after treatment with placebo and two days after crossover treatment with ALD-201, which the investigator determined was possibly related to the treatment with ALD-201 or the NOGA mapping procedure.

Similarly, in our completed Phase 1/2 clinical trial of ALD-301 for critical limb ischemia, four of the 11 patients in the ALD-301 treatment group and two of the 10 patients in the unsorted bone marrow treatment group experienced serious adverse events. These serious adverse events included events such as hypotension, heart attack, angina, ischemic stroke, worsening critical limb ischemia, shortness of breath and worsening of leg ulcers. In each case, the investigators determined the serious adverse events to be related to the underlying disease rather than to treatment with ALD-301 or unsorted bone marrow.

There can be no assurance that similar or other events will not occur in future clinical trials of our product candidates that could give rise to safety concerns, particularly in light of the poor heart function and impaired blood flow typical in patients with no further revascularization options who will be the target subject population of these future clinical trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval;

•	obtain approval for indications that are not as broad as intended;

•	have the product removed from the market after obtaining marketing approval;

•	be subject to additional post-marketing testing requirements; or

•	be subject to restrictions on how the product is distributed or used.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our product candidates and may harm our business and results of operations.

The initiation of a pivotal Phase 3 clinical trial for ALD-301 will require the validation and establishment of manufacturing controls that may delay product development.

We currently expect to initiate a Phase 2 clinical trial of our product candidate ALD-301 later in 2010. If the results of the Phase 2 clinical trial are positive, we will need to initiate and complete a pivotal Phase 3 clinical trial before being able to seek regulatory approval to commercialize this product candidate. As with all of our product candidates, we are required to have certain validated and established manufacturing controls with respect to ALD-301 related to its safety, purity and potency when administered to patients. We previously submitted a protocol to the FDA for a pivotal Phase 3 clinical trial of ALD-301, but the FDA placed a partial clinical hold on ALD-301 for three chemistry, manufacturing and control, or CMC, issues. We do not need to address the CMC issues before initiating the planned Phase 2 clinical trial of ALD-301, but the issues will need to be addressed and resolved with the FDA if we seek to initiate a Phase 3 clinical trial of ALD-301. Specifically, we must develop a potency assay for ALD-301 and lot release specifications comprising cellular composition measurements and potentially other markers of stem cell activity or clinical response. We also must submit study plans, which we have completed but not yet submitted to the FDA, that demonstrate the product integrity of ALD-301 in connection with the shipping conditions used to transport ALD-301 from our manufacturing facility to clinical sites. Finally, we must validate the comparability of ALD-301 manufactured under our prior and current debulking procedures. We have completed those comparability studies but have not yet submitted the studies to the FDA. We may not be successful in our efforts to address these CMC issues for ALD-301 in a manner satisfactory to the FDA. If we cannot initiate, or if we are delayed in initiating, a pivotal Phase 3 clinical trial of ALD-301, as a result of our failure to satisfy the FDA’s CMC concerns or otherwise, the timing of our regulatory submission for commercialization of ALD-301 could be delayed, or we may not be able to seek regulatory approval to commercialize ALD-301 at all.

Development of our product candidates is subject to uncertainty because each is derived from human bone marrow, a source material that is inherently variable.

The number of ALDHbr cells and the composition of the ALDHbr cell population from bone marrow vary from patient to patient. Such variability in composition could adversely affect our ability to manufacture our product candidates derived from a patient’s bone marrow or to establish and meet acceptable specifications for release of the product candidate for treatment of a particular patient. As a consequence, the development and regulatory approval process for these product candidates could be delayed or may never be completed.

The results of preclinical studies may not correlate with the results of human clinical trials. In addition, early stage clinical trial results do not ensure success in later stage clinical trials, and interim trial results are not necessarily predictive of final trial results.

To date, we have not completed the development of any products through regulatory approval. While we and others have analyzed the potential of our product candidates in preclinical studies with animals, the potential efficacy of ALD-301 and ALD-201 have only been evaluated in Phase 1 or Phase 1/2 clinical trials and ALD-401 has not yet been used in humans. The results of preclinical studies evaluating ALD-401 and other product candidates in animals may not be predictive of results in clinical trials involving humans. Likewise, the outcomes of early clinical trials may not be predictive of the success of later clinical trials. The safety and efficacy data from our Phase 2 clinical trials of ALD-301 and ALD-201 may be less favorable than the data observed in the Phase 1 or Phase 1/2 clinical trials of these product candidates, which were based on smaller numbers of patients. We cannot assure you that the clinical trials of any of our product candidates will ultimately be successful. New information regarding the safety and efficacy of our product candidates may be less favorable than the data observed to date.

We may experience delays in enrolling patients in clinical trials of our product candidates, which could delay or prevent the receipt of necessary regulatory approvals.

We may not be able to initiate or continue clinical trials of our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other regulatory authorities. We may also be unable to engage a sufficient number of clinical trial sites to conduct our trials. The challenge of enrolling patients will become more difficult if we are required by the FDA or a similar regulatory agency outside the United States to conduct a trial on a larger population than we currently anticipate. In that event, we might be required to seek patients to participate in our trials from Europe or other foreign jurisdictions, which could raise regulatory uncertainties and increase our clinical trial costs.

We and our investigators may also face challenges in enrolling patients to participate in our clinical trials due to the novelty of our stem cell-based therapies. Some patients may have concerns regarding stem cells that may negatively affect their perception of our therapies and their decision to enroll in our trials. Furthermore, patients suffering from diseases within our target indications may enroll in competing clinical trials, which could negatively affect our ability to complete enrollment of our trials. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, and our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

We are subject to numerous risks associated with seeking regulatory approval of ALD-201 pursuant to a protocol that requires the use of a medical device that has not received, and may never receive, regulatory approval in the United States. The catheter system we intend to use in connection with the development of ALD-201 is owned by an unaffiliated third party.

Investigators recently completed a clinical trial of ALD-201 under a protocol that required participating clinical investigators to deliver ALD-201 or a placebo, as the case may be, to enrolled patients using a specialized NOGA®XP Cardiac Navigation System, which we refer to as the NOGA system, and a MyoStar™ injection catheter. The NOGA system and the MyoStar catheter have been developed by Biosense Webster Inc., a subsidiary of Johnson & Johnson. The NOGA system, which is a medical device cleared by the FDA under the 510(k) premarket notification process, is commercially available in the United States. The MyoStar catheter is currently cleared for use only in the context of clinical trials in the United States being conducted under an investigational new drug application, or IND. The procedure itself is also investigational. The commercial deployment of ALD-201 is likely to be dependent upon the MyoStar catheter or another catheter system securing regulatory approval for use with ALD-201. Notwithstanding our investment of considerable resources in the development and testing of ALD-201 using the MyoStar catheter, the MyoStar catheter may never receive the regulatory approvals that would allow for its commercial use in combination with ALD-201 in the United States.

We are not affiliated with Biosense Webster Inc. or any other Johnson & Johnson company. We currently have no right to control the development, clinical testing or refinement of the MyoStar catheter. Biosense Webster currently has the right to make decisions without consulting with us or considering our views. These decisions could directly or indirectly compromise our ability to secure regulatory approval of ALD-201. These decisions include:

•	the terms and conditions under which the NOGA system and the MyoStar catheter will be made available to us or our investigators, for use in clinical trials or at all;

•	the terms and conditions under which the diagnostic consoles that are part of the NOGA system will be made available to us or our investigators, for use in clinical trials or at all;

•	the modification of the MyoStar catheter or any of its components and its protocol for use as a result of information obtained during trials;

•	the license or sale of intellectual property relating to the NOGA system or the MyoStar catheter to a third party, potentially including our competitors;

•	the use of the NOGA system or the MyoStar catheter or any of their components, in conjunction with clinical therapies other than ours;

•	the suspension or abandonment of other clinical trials involving the MyoStar catheter; and

•	the suspension or abandonment of efforts to obtain FDA approval or clearance.

We currently do not have any agreements in place permitting us to use the NOGA system or the MyoStar catheter in our planned Phase 2 clinical trial of ALD-201. The unavailability of the NOGA system or the MyoStar catheter, for any reason, would have a material adverse effect on our ALD-201 product development and commercialization efforts as we would be unable to recover the time and money expended prior to such determination of unavailability. Although there are other available catheter systems in the marketplace, we have not evaluated their costs or safety and effectiveness, or whether ALD-201 would be compatible with such catheter systems. Moreover, such catheters may never receive regulatory approvals that would allow for their commercial use in a combination product with ALD-201.

We rely on research institutions and treatment centers to conduct and oversee our clinical trials and, in some cases, to maintain regulatory files for our product candidates. If we are not able to secure and maintain agreements with suitable research institutions or treatment centers on acceptable terms to conduct or oversee our clinical trials, if these institutions do not perform as required, or if these institutions fail to timely transfer INDs held by them to us, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.

The IND for the completed Phase 1 clinical trial of ALD-201 is held by a third-party research institution, the Texas Heart Institute, rather than by us. The IND under which one investigator-sponsored Phase 1 clinical trial of ALDHbr cells is proceeding is held by Duke University, or Duke, as is the IND for another investigator-sponsored Phase 1 clinical trial of ALDHbr cells. As a result, we may have limited or no control over interactions with the FDA regarding trials conducted under these INDs. In the clinical trials for which a research institution holds the IND, we rely on the institution to conduct these clinical trials and correspond with the FDA. For our planned Phase 2 clinical trial of ALD-201, we intend to have the existing IND held by the Texas Heart Institute transferred to us. We cannot assure you, however, that the existing IND will be transferred to us. For our planned Phase 2 clinical trial of ALD-301, we hold the IND and will rely on additional entities, such as treatment centers or medical practices, to conduct the clinical trial. We also expect to enroll patients in our clinical trials of ALD-301, ALD-201 and ALD-401 at numerous trial sites across the United States. Our reliance upon research institutions, hospitals and clinics provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to enter into and maintain agreements with these entities on acceptable terms, or if any engagement is terminated, we may be unable to enroll patients on a timely basis or otherwise conduct our clinical trials in the manner we anticipate.

In addition, there is no guarantee that these entities or any other third parties upon which we rely for administration and conduct of clinical trials of our product candidates will devote adequate time and resources to the clinical trials or perform as required by contract or in accordance with regulatory requirements. If these third parties fail to meet expected deadlines, fail to adhere to the clinical protocols or fail to act in accordance with regulatory requirements, or if they otherwise perform in a substandard manner, clinical trials of our product candidates may be extended, delayed or terminated, and as a result we may not be able to commercialize our product candidates.

If the potential of our product candidates to address the indications we are pursuing is not realized and we are unable to demonstrate in clinical trials that our product candidates are safe and effective for those indications, the value of our technology and our development programs could be significantly reduced.

We are currently exploring the potential of our product candidates to address their targeted indications. We have not proven in clinical trials that our product candidates will be safe and effective for the indications for which we intend to seek approval. Our product candidates are susceptible to various risks, including undesirable and unintended side effects, inadequate therapeutic efficacy or other characteristics that may prevent or limit their marketing approval or commercial use. We have not treated a sufficient number of patients to allow us to evaluate the most frequent or most serious adverse events that could occur with our product candidates. Any undesirable side effects that might be caused by our product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. We could also be required to change the manner in which a product candidate must be administered, which could require us to conduct additional clinical trials. If the potential of our product candidates is not realized, whether as a result of unintended consequences or otherwise, the value of our technology and our development programs could be significantly reduced.

Risks Related to the Commercialization of Our Product Candidates

Our product candidates are based on novel stem cell technologies that are inherently risky and may not be understood or accepted by the marketplace.

We are subject to the risks of failure inherent in the development and commercialization of therapeutic products based on new technologies. The novel nature of our therapeutics based on adult stem cells creates significant challenges with regards to product development and optimization, manufacturing, government regulation, third-party reimbursement and market acceptance. For example, the FDA has relatively limited experience regulating therapies based on adult stem cells, and there are few approved treatments utilizing stem cells.

Even if we successfully develop and obtain regulatory approval for our product candidates, the market may not understand or accept them, which could adversely affect our future sales. The degree of market acceptance of any of our product candidates will depend on a number of factors, including:

•	the clinical safety and effectiveness of our product candidates, the availability of alternative treatments and the perceived advantages of our product candidates over alternative treatments;

•	the relative convenience and ease of administration of our product candidates;

•

our ability to separate our product candidates, which are based on adult stem cells, from the ethical and political controversies associated with stem cell product candidates derived from human embryonic or fetal tissue;

•	ethical concerns that may arise regarding our commercial use of stem cells, including adult stem cells, in the manufacture of our product candidates;

•	the frequency and severity of adverse events or other undesirable side effects involving our product candidates or the products or product candidates of others that are stem cell-based; and

•	the cost of our products, the reimbursement policies of government and third-party payors and our ability to obtain sufficient third-party coverage or reimbursement.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

Our industry is subject to rapid and intense technological change. We face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug discovery activities or funding, both in the United States and abroad. Some of these competitors are pursuing the development of drugs and other therapies that target the same diseases and conditions that we are targeting with our product candidates.

Our product candidates generally target patients without other revascularization options. Therefore, we do not believe that we will compete directly with pharmaceutical therapies being developed to treat less severe stages of our target indications. However, to the extent that therapies are developed that reverse the progression of the ischemic damage or improve blood flow, it could have the effect of reducing demand for our product candidates. In addition, because our product candidates require the removal of bone marrow from the patient, potential competing products that do not require this invasive procedure may have a competitive advantage against our products. New pharmaceutical agents or devices that improve the repair of cardiac injury after a heart attack, with the result that fewer patients develop ischemic heart failure, would also represent a competitive threat for ALD-201. Furthermore, cell-based therapies, such as skeletal myoblasts and bone marrow-derived stem cell therapies, are being pursued by companies such as Aastrom Biosciences, Inc., Angioblast Systems, Inc., Athersys, Inc., Pluristem Therapeutics, Inc., ReNeuron Group, Stemedica Cell Technologies Inc. and Bioheart, Inc. Some other companies, such as Harvest Technologies Corp., Cytori Therapeutics, Inc. and Baxter International, Inc., are developing devices to facilitate the production of therapeutic cell populations by clinicians for the treatment of our target indications.

We may also face competition in the future from other companies that are researching and developing stem cell therapies. We are aware of many companies working in this area. Many of the companies competing against us have financial and other resources substantially greater than we do. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products, and marketing and selling those products. If we obtain necessary regulatory approval and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no commercial-scale experience. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated by our competitors. Competition may increase further as a result of advances made in the commercial applicability of our technologies and greater availability of capital for investment in these fields.

As a result, our competitors may:

•	develop products that are safer or more effective than ours;

•	obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

•	develop new or improved technologies and scientific advances;

•	obtain patent protection that could impact our ability to market our product candidates;

•	devote greater resources to market or sell their products;

•	initiate or withstand substantial price competition more successfully than we can;

•	recruit skilled scientific workers from the limited pool of available talent; and

•	take advantage of acquisition or other opportunities more readily than we can.

The successful commercialization of our product candidates will depend on obtaining reimbursement from third-party payors.

If we successfully develop and obtain the necessary regulatory approvals, we intend to sell our products initially in the United States. In the United States, the market for any pharmaceutical or biologic product is affected by the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers, health maintenance organizations and pharmacy benefit management companies. We anticipate that our products, if approved, will be expensive. If we cannot demonstrate a favorable cost-benefit relationship, we may have difficulty obtaining adequate reimbursement for our products from these payors. Third-party payors may also deny coverage or offer inadequate levels of reimbursement for any of our potential products if they determine that the product is experimental, unnecessary or inappropriate.

Should we seek to expand our commercialization internationally, we would be subject to the regulations of the European Union and other countries, where the pricing of prescription pharmaceutical products and services and the level of government reimbursement may be subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct one or more clinical trials that compares the cost effectiveness of our product candidates or products to other available therapies. Conducting one or more of these clinical trials would be expensive and result in delays in commercialization of our products.

Managing and reducing healthcare costs has become a major priority of federal and state governments in the United States. As a result of healthcare reform efforts, we might become subject to future regulations or other cost-control initiatives that materially restrict the price we can receive for our products. Third-party payors may also limit access and reimbursement for newly approved healthcare products generally or limit the indications for which they will reimburse patients who use any products that we may develop. Cost control initiatives could decrease the price for products that we may develop, which would result in lower product revenues to us.

We have only limited experience manufacturing our product candidates. We may not be able to manufacture our product candidates in compliance with evolving regulatory standards or in quantities sufficient for commercial sale.

Components of therapeutic products approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with current good manufacturing practices, or cGMP, as required by the FDA. Manufacturers of cell-based product candidates such as ours also must comply with the FDA’s current good tissue practices, or cGTP. In addition, we may be required to modify our manufacturing process from time to time for our product candidates in response to FDA requests. Manufacture of live cellular-based products is complex and subjects us to significant regulatory burdens that may change over time. We may encounter difficulties in the production of our product candidates due to our limited manufacturing capabilities. We have only limited manufacturing experience with our product candidates, and we currently do not have sufficient manufacturing capacity to support commercialization of any of our product candidates. These difficulties could reduce sales of our products, if they are approved for marketing, increase our costs or cause production delays, any of which could damage our reputation and hurt our profitability.

If we successfully obtain marketing approval for ALD-301, ALD-201 or ALD-401, we may not be able to efficiently produce sufficient quantities of these products to meet potential commercial demand. We expect that we would need to significantly expand our manufacturing capabilities to meet potential demand for these products. Such expansion would require additional regulatory approvals. We may also encounter difficulties in the commercial-scale manufacture of all of our product candidates.

We are currently developing new processes and are in discussions with other companies to develop new instruments to improve our manufacturing efficiency. Improving the speed and efficiency of our manufacturing process and the cell sorters and other instruments we use is a key element of our business plan. However, we cannot assure you that we will be able to develop process enhancements on a timely basis, on commercially reasonable terms, or at all. If we fail to develop these improvements, we could face significantly higher capital expenditures than we anticipate, increased facility and personnel costs and other increased operating expenses. We may need to demonstrate that our product candidates manufactured using any new processes or instruments are comparable to our product candidates used in clinical trials. Depending on the type and degree of differences, we may be required to conduct additional studies or clinical trials to demonstrate comparability.

In addition, some changes in our manufacturing processes or procedures, including a change in the location where a product candidate is manufactured, generally require prior FDA or foreign regulatory authority review and approval for determining our compliance with cGMP and cGTP. We may need to conduct additional preclinical studies and clinical trials to support approval of any such changes. Furthermore, this review process could be costly and time-consuming and could delay or prevent the commercialization of our product candidates.

If our sole clinical manufacturing facility is damaged or destroyed, our business and prospects would be negatively affected.

We have a manufacturing facility located at our corporate headquarters in Durham, North Carolina at which we produce product candidates for our clinical trials. If this facility or the equipment in it is significantly damaged or destroyed, we may not be able to quickly or inexpensively replace our manufacturing capacity or replace it at all. In the event of a temporary or protracted loss of this facility or equipment, we might not be able to transfer manufacturing to a third party. Even if we could transfer manufacturing to a third party, the shift would likely be expensive and time-consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA approval before selling any products manufactured at that facility. Such an event could delay our clinical trials or, if our product candidates are approved by the FDA, reduce our product sales.

Currently, we maintain insurance coverage totaling $3.8 million against damage to our property and equipment and approximately an additional $700,000 to cover business interruption and research and development restoration expenses. If we have underestimated our insurance needs with respect to an interruption in our clinical manufacturing of our product candidates, we may not be able to cover our losses.

We may use third-party collaborators to help us develop or commercialize our product candidates, and our ability to commercialize such candidates may be impaired or delayed if collaborations are unsuccessful.

We may in the future selectively pursue strategic collaborations for the development and commercialization of our product candidates and for the international development and commercialization of our product candidates. For example, we anticipate that we would need to enter into a collaboration agreement with a third party to conduct and fund a pivotal Phase 3 clinical trial of ALD-201 and we may enter into collaboration agreements with third parties in the case of ALD-301 and ALD-401. In addition, we may not be able to commercialize ALD-201 successfully without entering into an arrangement with a third party to provide an approved method of administration. In clinical trials, ALD-201 is currently administered by injection directly into the targeted areas of a patient’s heart muscle using a specialized investigational catheter, but neither this method of administration nor the catheter has been approved or cleared by the FDA or any other regulatory authority. There can be no assurance that we will be able to identify suitable collaborators or negotiate collaboration agreements on terms that are acceptable to us or at all. In any future third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to performing their responsibilities under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also result in product development delays, decreased revenues and litigation expenses.

If any of our product candidates receives marketing approval from the FDA, we would need either to hire a sales force with expertise in biologic products or to contract with a third party to provide a sales force to meet our needs.

We do not currently have a sales or marketing organization, and we have no experience in the selling, marketing or distribution of biologic products. To achieve commercial success for any product that might be approved in the future for marketing, we would be required either to develop a sales and marketing organization or to outsource these functions to third parties.

We may be unable to establish marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for any of our product candidates and to be competitive. In addition, co-promotion or other marketing arrangements with third parties to commercialize product candidates could significantly limit the revenues we derive from these product candidates, and these third parties may fail to commercialize our product candidates successfully.

Ethical and other concerns surrounding the use of stem cell-based therapy may negatively affect public perception of us or our product candidates, thereby reducing potential demand for our products.

The commercial success of our product candidates, which are based on adult stem cells, will depend in part on general public acceptance of the use of stem cell-based therapy for the prevention or treatment of human diseases. The use of embryonic stem cells and fetal tissue for research and stem cell therapy has been the subject of substantial national and international debate regarding related ethical, legal and social issues. We do not use embryonic stem cells or fetal tissue in any of our product candidates, but the public may not be able to, or may fail to, differentiate our use of adult stem cells from the use by others of embryonic stem cells or fetal tissue. This could result in a negative perception of our company or our product candidates.

In investigator-sponsored clinical trials, we are supplying or intend to supply ALDHbr cells derived from cord blood units that we receive from public cord blood banks. These banks obtain the cord blood units from volunteer donors. Cord blood donors do not receive payment or other benefit from use of their cells. Some people have raised ethical concerns about the use of donated human tissue in a commercial setting, which could also negatively affect the perception of our product candidates and inhibit their commercialization in a successful manner.

The ALDHbr cells that we supply for investigator-sponsored clinical trials are derived from human cord blood sources and therefore have the potential for disease transmission.

The ALDHbr cells that we supply for investigator-sponsored clinical trials are derived from donated human cord blood, which creates the potential for transmission of a number of communicable infectious diseases, including HIV, viral hepatitis, syphilis or Creutzfeldt-Jakob disease, which is the human form of mad cow disease, as well as other viruses and fungal or bacterial pathogens. We are required to comply with federal and state regulations intended to prevent the transmission of communicable disease, and public cord blood banks that supply our source material for the ALDHbr cells in the trial are required to comply with such regulations in connection with their collection, storage and supply to us. Despite taking what we believe are appropriate precautionary measures:

•	we or our suppliers may fail to comply with such regulations;

•	even with compliance, the ALDHbr cells in the trial might nevertheless be associated by the public with transmission of disease;

•	infectious agents that are currently undetectable, or that may cause diseases that are presently unknown, could also be found in human cord blood; and

•	a patient that contracts an infectious disease might assert that the use of our product resulted in disease transmission, even if the patient became infected through another source.

Any actual or alleged transmission of communicable disease could result in patient claims, litigation, distraction of management’s attention and potentially increased expenses. Further, any failure in screening, whether by us or other manufacturers of similar products, could adversely affect our reputation, the support we receive from the medical community and the overall demand for our products, if approved for marketing. As a result, such actions or claims, whether or not directed at us, could harm our reputation with our customers and our ability to market our products, if approved.

The use of our product candidates in human subjects may expose us to product liability claims, and we may not be able to obtain adequate insurance for these claims.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. None of our product candidates has been widely used over an extended period of time, and therefore our safety data are limited. We derive the raw materials for manufacturing of our product candidates from human cell sources, and therefore the manufacturing process and handling requirements are extensive, which increases the risk of quality failures and subsequent product liability claims.

We currently have product liability insurance with an aggregate limit of $3.0 million for our product candidates that are in clinical testing. We will need to increase our insurance coverage when we begin commercializing our product candidates, if ever. We may not be able to obtain or maintain product liability insurance on acceptable terms with adequate coverage or at all. If we are unable to obtain and maintain adequate insurance, or if claims against us substantially exceed our coverage, then our financial position could be significantly impaired.

Whether or not we are ultimately successful in any product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources and could result in:

•	decreased demand for any products or product candidates we may develop;

•	significant awards against us;

•	substantial litigation costs;

•	injury to our reputation; and

•	withdrawal of clinical trial participants.

We rely on a third party for the supply of a raw material required for production of our product candidates and if we are unable to maintain our contractual relationship with this third party, or if the third party is unable to supply the raw material, our research and development and future commercialization activities could be harmed.

We rely on a third party for the provision of a raw material required for the production of our product candidates. If we are unable to maintain our contractual relationship with this third party, or if the third party is unable to supply the raw material, we would need to find an alternate source for this raw material. We may not be able to find, or we may be delayed in finding, an alternative source for this raw material, in which case our research and development and future commercialization activities could be harmed.

Risks Related to Our Intellectual Property

If our patent position does not adequately protect our product candidates or any future products, others could compete against us more directly, which would harm our business.

Our success depends, in large part, on our ability to obtain and maintain patent protection for our product candidates. Issued patents may be challenged by third parties, resulting in patents being deemed invalid, unenforceable or narrowed in scope, or a third party may circumvent any such issued patents. The patent position of biotechnology companies is generally highly uncertain, involves complex legal and factual questions and has been the subject of much litigation and recent court decisions introduce uncertainty in the strength of patents owned by biotechnology companies. The legal systems of some foreign countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, any patents that we own or license may not provide sufficient protection against competitors.

The claims of the issued patents that are licensed to us, and the claims of any patents which may issue in the future and be owned by or licensed to us, may not confer on us significant commercial protection against competing products. Also, our pending patent applications may not issue, and we may not receive any additional patents. Our patents might not contain claims that are sufficiently broad to prevent others from utilizing our technologies. For instance, the two issued U.S. patents relating to our product candidates are limited to a particular chemistry in the manufacturing process. Consequently, our competitors may independently develop competing products that do not infringe our patents or other intellectual property. To the extent a competitor can develop similar products using a different chemistry, these patents will not prevent others from directly competing with us.

Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization of our product candidates, thereby reducing any advantages of the patent. For instance, one of our patents relating to our technology will expire in 2019. To the extent our product candidates based on that technology are not commercialized significantly ahead of this date, or to the extent we have no other patent protection on such product candidates, those product candidates would not be protected by patents beyond 2019 and we would then rely solely on other forms of exclusivity, such as regulatory exclusivity provided by the Federal Food, Drug and Cosmetic Act, which may provide less protection of our competitive position.

Similar considerations apply in any other country where we are prosecuting patents, have been issued patents, or have licensed patents or patent applications relating to our technology. The laws of foreign countries may not protect our intellectual property rights to the same extent as do laws of the United States.

If we are unable to protect the confidentiality of our proprietary information and know-how, our competitive position would be impaired.

A significant amount of our technology, especially regarding manufacturing processes, is unpatented and is maintained by us as trade secrets. The background technologies used in the development of our product candidates are known in the scientific community, and it is possible to duplicate the methods we use to create our product candidates. In an effort to protect these trade secrets, we require our employees, consultants and contractors to execute confidentiality agreements with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could affect our competitive position. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. The disclosure of our trade secrets would impair our competitive position.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We currently license several patents and patent applications covering our ALDH br technology from Duke and Johns Hopkins University, or JHU. Our existing licenses provide us rights to third party intellectual property that is necessary for our business, and we may seek to license additional intellectual property from third parties in the future if we believe it to be necessary or beneficial to our business.

Our existing licenses impose, and we expect that future licenses would impose, numerous obligations on us. For example, under each of our license agreements with Duke and JHU, we are required to pay minimum annual royalty amounts. In the case of the agreement with Duke, this minimum annual royalty amount is $5,000, subject to increase to $25,000 upon the achievement of specified milestones. In the case of the agreement with JHU, this minimum annual royalty amount is $10,000, and we are also obligated to pay additional amounts to JHU upon the achievement of specified development milestones. Under each agreement, we are also required to reimburse patent costs incurred by the licensor, and we may be obligated to pay additional running royalties, at specified rates, based on net sales of our product candidates that incorporate the licensed technology. We are also obligated under these agreements to pay a percentage of any future sublicensing revenues that we may receive. Future license agreements may also include payment obligations such as milestone payments or minimum expenditures for research and development. In addition to our payment obligations under our current licenses, we are required to comply with reporting, insurance and indemnification requirements under the agreements. We expect that any future licenses would contain similar requirements.

If we fail to comply with these obligations or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole, terminate the exclusive nature of the license or bring a claim against us for damages. Any such termination or claim could prevent or impede our ability to market any product that is covered by the licensed patents. Even if we contest any such termination or claim and are ultimately successful, our financial results and stock price could suffer. In addition, upon any termination of a license agreement, we may be required to grant to the licensor a license to any related intellectual property that we developed.

In addition, under the Bayh-Dole Act, the federal government has specified rights to the technology licensed to us from Duke and JHU. In addition, we will have obligations under these licenses with respect to the technology, including the obligation to manufacture products utilizing the technology in the United States.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities, including any product candidates resulting from these activities, may infringe or be claimed to infringe patents or other proprietary rights owned by third parties and to which we do not hold licenses or other rights. There may be applications that have been filed but not published that, when issued, could be asserted against us. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

We have not conducted an exhaustive search or analysis of third-party patent rights to determine whether our research, development or commercialization activities, including any product candidates resulting from theses activities, may infringe or be alleged to infringe any third-party patent rights.

As a result of intellectual property infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. All of the issues described above could also affect our potential collaborators to the extent we have any collaborations then in place, which would also affect the success of the collaboration and therefore us.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U. S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our product candidates and technology. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may become involved in lawsuits to protect or enforce our patents or the patents of our potential collaborators or licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our potential collaborators or licensors. As a result, we may be required to file infringement claims to counter infringement or unauthorized use. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. We are aware of several companies that are employing stem cell sorting technology in their research and product development efforts. If these companies commercialize products that use cell sorting technology similar to ours, there is no assurance that we would have a basis for initiating patent infringement proceedings or that if initiated we would prevail in such proceedings.

Interference proceedings brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our potential collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction to our management. We may not be able, alone or with our potential collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

We rely on our ability to stop others from competing by enforcing our patents; however, some jurisdictions may require us to grant licenses to third parties. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

Many countries, including some countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

Risks Related to Regulatory Approval and Other Government Regulations

If we are not able to obtain the necessary regulatory approvals for any of our product candidates, we may not generate sufficient revenues to continue our business operations.

Our product candidates, and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in states and in other countries. Our failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. We have not received regulatory approval to market any of our product candidates in any jurisdiction. Securing FDA approval typically requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. Our future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or may prevent or limit commercial use.

The process of obtaining FDA and other regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved and challenges by competitors. Moreover, because all of our product candidates are based on our ALDHbr stem cell technology, any adverse events in our clinical trials of one of our product candidates could negatively affect the clinical trials and approval process for our other candidates. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application or may make it easier for our competitors to gain regulatory approval to enter the marketplace. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying agency interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any of the following factors, among others, may cause regulatory approval for our product candidates to be delayed, limited or denied:

•	our product candidates require significant clinical testing to demonstrate safety and effectiveness before applications for marketing approval can be filed with the FDA;

•

data obtained from preclinical and nonclinical animal testing and clinical trials can be interpreted in different ways, and the FDA may not agree with our interpretations or may require us to conduct additional testing;

•	it may take many years to complete the testing of our product candidates, and failure can occur at any stage of the process;

•	negative or inconclusive results or the occurrence of serious or unexpected adverse events during a clinical trial could cause us to delay or terminate development efforts for a product candidate; and

•	commercialization may be delayed if the FDA requires us to expand the size and scope of the clinical trials.

Any difficulties that we encounter in obtaining regulatory approval could have a substantial adverse impact on our ability to generate product sales and cause our stock price to decline significantly.

If we or our investigators are not able to conduct the clinical trials of our product candidates in accordance with regulations and accepted standards, and on schedule, regulatory approval by the FDA and other regulatory authorities may be delayed or denied.

To obtain marketing approvals for our products in the United States, we must, among other requirements, complete adequate and well-controlled clinical trials sufficient to demonstrate to the FDA that the product candidate is safe and effective, for each indication for which we seek approval. Several factors could prevent completion or cause significant delay of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that our product candidates are safe and effective for use in humans. Negative or inconclusive results from, or serious adverse events during, a clinical trial could cause the clinical trial to be repeated or a development program to be terminated, even if other studies or trials relating to the program are successful. A serious adverse event is an event that results in significant medical consequences, such as hospitalization, disability or death, and must be reported to the FDA. We cannot predict whether safety concerns regarding our product candidates will or will not develop. The FDA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. If safety concerns develop, we may, or the FDA or an institutional review board may require us to, stop our trials before completion.

The completion of our clinical trials may be delayed or terminated for many reasons, including if:

•	the FDA or other regulatory authority does not grant permission to proceed and places the trial on clinical hold;

•	subjects do not enroll in our clinical trials at the rate we expect;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•

third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices required by the FDA and other regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•

inspections of clinical trial sites by the FDA or by institutional review boards of research institutions participating in our clinical trials, reveal regulatory violations that require us to undertake corrective action, suspend or terminate one or more sites, or prohibit us from using some or all of the data in support of our marketing applications; or

•	the FDA or one or more institutional review boards suspends or terminates the trial at an investigational site, precludes enrollment of additional subjects or withdraws its approval of the trial.

Our development costs will increase if we have material delays in our clinical trials, or if we are required to modify, suspend, terminate or repeat a clinical trial. If we are unable to conduct our clinical trials properly and on schedule, marketing approval may be delayed or denied by the FDA.

Any product for which we obtain marketing approval will be subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, cGMP and cGTP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements relating to product labeling, advertising and promotion, and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to additional limitations on the indicated uses for which the product may be marketed or to other conditions of approval. In addition, approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Discovery after approval of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such products’ manufacturing processes;

•	restrictions on the marketing of a product;

•	restrictions on product distribution;

•	requirements to conduct post-marketing clinical trials;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions; or

•	imposition of civil or criminal penalties.

For example, in response to FDA observations following an inspection in September 2009, we initiated a corrective action and recall of six ALDECOUNT test kits. The FDA classified this action as a Class II recall. Although the FDA determined in March 2010 that this firm-initiated recall had been completed, we cannot assure you that we will not experience similar recalls in the future of our ALDECOUNT product or any of our product candidates that might receive marketing approval.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing products abroad.

We may in the future seek to market some of our product candidates outside the United States. In order to market our product candidates in the European Union and many other jurisdictions, we must submit clinical data concerning our product candidates and obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval from foreign regulators may be longer than the time required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product candidate be approved for reimbursement before it can be approved for sale in that country. In some cases this may include approval of the price we intend to charge for our product, if approved. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA, but a failure or delay in obtaining regulatory approval in one country may negatively affect the regulatory process in other countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize any products in any market and therefore may not be able to generate sufficient revenues to support our business.

Our business involves the use of hazardous materials that could expose us to environmental and other liability.

Our manufacturing facility located at our corporate headquarters in Durham, North Carolina is subject to various local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. In the United States, these laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. We cannot assure you that accidental contamination or injury to our employees and third parties from hazardous materials will not occur. We do not have insurance to cover claims arising from our use and disposal of these hazardous substances other than limited clean-up expense coverage for environmental contamination due to an otherwise insured peril, such as fire.

Any regulatory exclusivity we may obtain upon approval of our product candidates may not adequately protect our future products; accordingly, others could compete against us more directly.

Our success will depend in large part on our ability to obtain and maintain the regulatory exclusivity provided by the Public Health Service Act upon approval by the FDA of a biologic license application, or BLA, for our product candidates. This regulatory exclusivity is new, involves complex legal and factual questions and will likely be the subject of much litigation and court decisions may introduce uncertainty in the enforceability or scope of regulatory exclusivity provided to an approved biologic product. Therefore, enforceability or scope of any regulatory exclusivity for an approved biologic product in the United States cannot be predicted with certainty, and may not provide sufficient protection against competitors.

Risks Related to this Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Although we have applied to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares or to sell your shares at all.

The trading price of the shares of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts’ reports or recommendations;

•	sales of substantial amounts of our stock by existing stockholders;

•	sales of our stock by insiders and large stockholders;

•	general economic, industry and market conditions;

•	additions or departures of key personnel;

•	intellectual property, product liability or other litigation against us;

•	expiration or termination of our potential relationships with collaborators; and

•	the other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common stock but will own only approximately     % of our common stock outstanding after this offering.

In addition, as of April 30, 2010, we had outstanding stock options to purchase an aggregate of 6,386,953 shares of common stock with a weighted-average exercise price of $0.31 per share, 428,000 additional shares of our common stock issuable upon the exercise of stock options with an exercise price equal to the greater of $0.955 or the initial public offering price per share in this offering, and outstanding warrants to purchase an aggregate of 3,209,824 shares of our common stock, assuming the conversion of preferred stock issuable upon the exercise of the warrants, with a weighted average exercise price of $0.89 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. Upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of outstanding options or warrants, other than warrants that expire upon the closing of this offering. Of these shares, the              shares sold in this offering and              additional shares will be freely tradable,              additional shares of common stock will be eligible for sale in the public market beginning 90 days after the date of this prospectus, subject to volume, manner of sale and other limitations of Rule 144 and Rule 701, and              additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between our stockholders and the underwriters. The representatives of the underwriters may release these stockholders from their 180-day lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. In addition, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to some exceptions, limitations, and conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the shares of common stock that we may issue in the future under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the 180-day lock-up agreements with our underwriters.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to              shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

•	stockholders will not be permitted to take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their affiliates will, in aggregate, beneficially own approximately     % of our outstanding common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the automatic conversion of the October 2009 convertible bridge notes and the exercise of the related warrants, but assuming no exercise of the underwriters’ over-allotment option. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

We have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could have a material adverse effect on our business, financial condition and results of operations.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.

We have not declared or paid cash dividends on our capital stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

As a public company, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner, it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with our financial statement audits for the years ended December 31, 2005 and 2006, our independent registered public accounting firm informed us that they had identified material weaknesses in our internal controls as defined by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that misstatements caused by error or fraud in amounts that are material to our audited financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness reported by our independent registered public accounting firm relates to our controls for those prior periods over our financial statement close process, the lack of financial accounting and reporting expertise, a lack of sufficient levels of review and approval of the results of the closing procedures, and a lack of a formal process to assess the accounting implications of complex transactions.

During 2007 and 2008, we took remedial measures to improve the effectiveness of our internal controls. Specifically, we improved controls by:

•	strengthening our internal staffing and technical expertise in financial accounting and Securities and Exchange Commission, or SEC, reporting;

•	implementing executive-level review of financial statements and complex transactions;

•	enhancing and segregating duties within our accounting and finance department; and

•	upgrading our accounting software systems.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. For the year ending December 31, 2011, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm will also be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2011.

We have been and will continue to be involved in a substantial effort to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. However, the existence of a material weakness is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting, which could adversely affect our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	the outcome, timing or success of preclinical studies and clinical trials;

•	the expected timing of clinical trial enrollments or results;

•	the possible clinical activities of our ALDHbr stem cell populations and their potential applicability in a variety of therapeutic areas;

•	our ability to obtain and maintain regulatory approval for our product candidates from the FDA or foreign regulatory authorities;

•	future demand for our product candidates and our ability to sustain such demand;

•	the size and growth of the potential markets for our product candidates;

•	the existing capacity of our manufacturing facility to produce our product candidates for our clinical trials;

•	plans for enhancements to our manufacturing capabilities;

•	our plans to seek collaborative relationships and the success of those relationships;

•	the success of competing therapies that are or become available;

•	our anticipated cash needs and our estimates regarding our use of proceeds, future revenues, capital requirements and needs for additional financing;

•	our expectation that our research and development expense levels will remain high as we continue clinical trials and develop our product candidates;

•	our compliance with federal, state and foreign regulatory requirements, and regulatory developments that impact those requirements;

•	our estimates and assumptions with respect to disease incidence;

•	our intellectual property and our strategies regarding filing additional patent applications to attempt to strengthen our intellectual property rights;

•	our expected stock-based compensation expense in future periods;

•	our ability to retain key management, scientific, sales and marketing personnel;

•	our ability to implement financial controls and procedures on a timely basis; and

•	anticipated trends and challenges in our business and the markets in which we operate.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $            million, or approximately $             million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to initiate and fund completion of a planned Phase 2 clinical trial for ALD-301;

•	approximately $ million to initiate and fund completion of a planned Phase 2 clinical trial for ALD-201;

•	approximately $ million to initiate and fund completion of a planned Phase 2 clinical trial for ALD-401; and

•	the balance for other general corporate purposes and working capital.

In addition, we may use a portion of the net proceeds from this offering to acquire, invest in or in-license complementary products, technologies or businesses, but we currently have no agreements or commitments with respect to any potential acquisition, investment or in-license. We may allocate funds from other sources to fund some or all of these activities.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We estimate that the net proceeds currently allocated to our planned Phase 2 clinical trials for ALD-301, ALD-201 and ALD-401 will be sufficient to complete these clinical trials. As described elsewhere in this prospectus, however, completion of these clinical trials may be delayed for a number of reasons. If the results of our Phase 2 trial of ALD-201 are positive and we determine to move forward with one or more pivotal Phase 3 clinical trials, we anticipate that we would need to enter into a collaboration arrangement with one or more third parties to conduct and fund these trials before we could pursue marketing approval for that product candidate. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, such as the progress of our development efforts, regulatory requirements, commercialization efforts in the event that we obtain regulatory approval, the amount of cash we generate from strategic collaborations that we may enter into, and the amount of cash used by operations. Accordingly, we will have significant flexibility in applying the net proceeds of this offering.

Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the issuance of 26,285 shares of our Series B convertible preferred stock prior to the closing of this offering upon the exercise for cash of warrants that would otherwise expire upon the closing of this offering and our receipt of an aggregate of $26,285 in proceeds from these exercises;

•

the conversion of all then outstanding shares of our convertible preferred stock, including the Series B convertible preferred stock we expect to issue upon the exercise of warrants prior to the closing of this offering, into an aggregate of 59,288,071 shares of our common stock, which will occur automatically upon the closing of this offering;

•

the conversion of outstanding principal and accrued interest on the October 2009 convertible bridge notes and the issuance of an aggregate of              shares of our common stock upon such conversion and upon the net exercise of warrants we issued in connection with the October 2009 convertible bridge notes, assuming the initial public offering price in this offering is $             per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming that this offering is closed on                     , 2010; and

•

the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase convertible preferred stock into warrants to purchase common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	March 31, 2010
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash and cash equivalents	$10,174	$	$

Preferred stock warrant liability	$2,925	$	$
Capital lease obligations, including current portion	33
Notes payable, including current portion	1,357
Convertible promissory notes	6,262
Series A and Series B redeemable convertible preferred stock, $0.001 par value, 14,963,785 shares authorized, 14,515,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	11,712
Series C and Series C-1 redeemable convertible preferred stock, $0.001 par value, 56,039,348 shares authorized, 42,379,634 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	43,482
Stockholders’ (deficit) equity:
Common stock, $0.001 par value, 92,294,688 shares authorized; 3,624,823 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	—
Deficit accumulated during the development stage	(54,027)

Total stockholders’ (deficit) equity	(54,023)

Total capitalization	$11,748	$	$

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each $1.00 increase in the assumed initial public offering price of $             per share would decrease the aggregate number of shares issued upon the conversion of the October 2009 convertible bridge notes and upon net exercise of the related warrants by              shares, and each $1.00 decrease in the assumed initial public offering price per share would increase the aggregate number of shares by the same amount. Every additional month after                     , 2010 that lapses before the closing of this offering would increase the aggregate number of shares issued upon the conversion of the October 2009 convertible bridge notes and upon net exercise of the related warrants by              shares.

The number of shares of common stock outstanding in the table above does not include:

•	6,511,973 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2010, with a weighted-average exercise price of $0.31 per share;

•

300,000 additional shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2010 with an exercise price equal to the greater of $0.955 or the initial public offering price per share in this offering;

•	3,209,824 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2010, with a weighted-average exercise price of $0.89 per share; and

•	shares of our common stock to be reserved for future issuance under our 2010 equity incentive plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the number of outstanding shares of our common stock.

As of March 31, 2010, we had a deficit in net tangible book value of $(54.0) million, or $(14.90) per share of common stock. On a pro forma basis, after giving effect to the issuance of shares of our Series B convertible preferred stock prior to the closing of this offering upon the exercise of warrants that would otherwise expire upon the closing of this offering and our receipt of the proceeds from these exercises, the conversion of the outstanding shares of our convertible preferred stock, including the Series B convertible preferred stock we expect to issue upon the exercise of warrants prior to the closing of this offering, into shares of our common stock, the conversion of outstanding principal and accrued interest on the October 2009 convertible bridge notes and the issuance of an aggregate of              shares of our common stock upon such conversion and upon the net exercise of warrants we issued in connection with the October 2009 convertible bridge notes, assuming the initial public offering price in this offering is $             per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming that this offering is closed on                     , 2010, and the reclassification of the preferred stock warrant liability to equity immediately prior to the closing of this offering, our net tangible book value would have been approximately $             million, or approximately $             per share of common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2010, would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $             per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Actual deficit in net tangible book value per share as of March 31, 2010	$(14.90)

Increase in net tangible book value per share attributable to issuance of convertible preferred stock, conversion of preferred stock, issuance of shares of common stock upon conversion of October 2009 convertible bridge notes and net exercise of related warrants, and reclassification of preferred stock warrant liability

Pro forma net tangible book value per share before this offering
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the dilution per share to investors participating in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase              additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $             per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing common stock in this offering would be $             per share.

The following table sets forth as of March 31, 2010, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased			Total consideration			Weighted average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

If the underwriters exercise their option to purchase additional shares in full, the common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to              shares, or     % of the total number of shares of common stock outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $             million, and increase or decrease the percent of total consideration paid by new investors by              percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above excludes:

•	6,511,973 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2010, with a weighted-average exercise price of $0.31 per share;

•

300,000 additional shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2010 with an exercise price equal to the greater of $0.955 or the initial public offering price per share in this offering;

•	3,209,824 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2010, with a weighted-average exercise price of $0.89 per share; and

•	shares of our common stock to be reserved for future issuance under our 2010 equity incentive plan.

The shares of our common stock reserved for future issuance under our 2010 equity incentive plan will be subject to automatic annual increases in accordance with the terms of the plan. To the extent that options or warrants are exercised, new options are issued, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included later in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes.

We have derived the selected statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected balance sheet data as of December 31, 2008 and 2009 from our audited financial statements that are included in this prospectus. We have derived the selected balance sheet data as of December 31, 2005, 2006 and 2007 and the selected statement of operations data for the years ended December 31, 2005 and 2006 from our audited financial statements that are not included in this prospectus. We have derived the selected statement of operations data for three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 and the selected balance sheet data as of March 31, 2010 from our unaudited financial statements that are included in this prospectus.

Note 3 to our financial statements explains the method we used to compute basic and diluted net (loss) income per share allocable to common stockholders and pro forma basic and diluted net loss per share.

Our historical results are not necessarily indicative of the results to be expected in any future period and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended December 31,					Three Months Ended March 31,		Period from March 3, 2000 (inception) through March 31, 2010
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$59	$105	$211	$179	$450	$117	$141	$1,398
Operating expenses:
Cost of product sales	18	46	75	76	180	47	46	484
Research and development	2,846	3,239	4,842	6,142	5,578	1,483	1,520	34,798
Selling, general and administrative	1,120	1,058	1,761	4,052	2,338	683	675	15,237

Total operating expenses	3,984	4,343	6,678	10,270	8,096	2,213	2,241	50,519

Loss from operations	(3,925)	(4,238)	(6,467)	(10,091)	(7,646)	(2,096)	(2,100)	(49,121)
Interest (expense) income, net	(1,744)	(1,630)	(87)	1	(706)	(29)	(740)	(5,253)
Other income (expense), net	5	92	(147)	(98)	(670)	(201)	76	(737)

Loss before income tax benefit and cumulative effect of change in accounting principle	(5,664)	(5,776)	(6,701)	(10,188)	(9,022)	(2,326)	(2,764)	(55,111)
Income tax benefit	—	—	—	8	36	—	—	44

Loss before cumulative effect of change in accounting principle	(5,664)	(5,776)	(6,701)	(10,180)	(8,986)	(2,326)	(2,764)	(55,067)
Cumulative effect of change in accounting principle	(1,470)	—	—	—	—	—	—	(1,470)

Net loss	(7,134)	(5,776)	(6,701)	(10,180)	(8,986)	(2,326)	(2,764)	(56,537)
Accretion of redeemable convertible preferred stock	(1,214)	(1,223)	(2,120)	(3,588)	(4,003)	(973)	(987)	(15,960)
Gain on exchange of redeemable convertible preferred stock	—	14,518	—	—	—	—	—	14,518
Beneficial conversion feature	—	—	—	—	(839)	—	—	(967)

Net income (loss) attributable to common stockholders	(8,348)	7,519	(8,821)	(13,768)	(13,828)	$(3,299)	$(3,751)	$(58,946)

Income allocable to preferred stockholders	—	(5,621)	—	—	—	—	—

Net income (loss) allocable to common stockholders	$(8,348)	$1,898	$(8,821)	$(13,768)	$(13,828)	$(3,299)	$(3,751)

Basic net income (loss) per share allocable to common stockholders	$(2.72)	$0.56	$(2.53)	$(3.80)	$(3.82)	$(0.91)	$(1.03)

Diluted net income (loss) per share allocable to common stockholders	$(2.72)	$0.32	$(2.53)	$(3.80)	$(3.82)	$(0.91)	$(1.03)

Shares used to compute basic net income (loss) per share allocable to common stockholders	3,065,795	3,411,000	3,487,396	3,619,747	3,620,525	3,619,747	3,624,823

Shares used to compute diluted net income (loss) per share allocable to common stockholders	3,065,795	5,918,171	3,487,396	3,619,747	3,620,525	3,619,747	3,624,823

Pro forma net loss per share—basic and diluted					$(0.22)		$(0.05)

Pro forma weighted-average shares outstanding—basic and diluted					64,230,833		70,058,963

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$916	$6,751	$7,513	$16,056	$13,019	$10,174
Working capital	(2,542)	5,808	6,282	12,158	4,795	1,998
Total assets	1,992	7,620	8,710	17,662	15,438	12,560
Preferred stock warrant liability	4,030	625	773	870	3,002	2,925
Notes payable, including current portion	3,343	3,078	3,240	3,175	2,013	1,357
Convertible debt	—	—	—	—	5,556	6,262
Total liabilities	7,695	4,754	5,506	6,005	11,588	11,389
Redeemable convertible preferred stock	18,240	19,270	28,293	50,204	54,207	55,194
Deficit accumulated during the development stage	(24,448)	(16,407)	(25,093)	(38,550)	(50,360)	(54,027)
Total stockholders’ deficit	(23,944)	(16,404)	(25,089)	(38,546)	(50,356)	(54,023)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the related notes to those statements included later in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under “Special Note Regarding Forward-Looking Statements” and “Risk Factors,” our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company developing proprietary regenerative cell therapies in the cardiovascular area. Our product candidates consist of a specific population of a patient’s own stem cells, which we isolate from the patient’s bone marrow using our proprietary technology and which we believe have the potential to promote the regeneration of multiple types of cells and tissues, including the growth of new blood vessels. Our product candidates are ALD-301 for the treatment for critical limb ischemia, ALD-201 for the treatment of ischemic heart failure and ALD-401 for the post-acute treatment of ischemic stroke.

We are a development stage company and have incurred significant losses since our inception. As of March 31, 2010, we had a deficit accumulated since inception of $54.0 million. We incurred net losses of $2.8 million for the three months ended March 31, 2010, $9.0 million for the year ended December 31, 2009 and $10.2 million for the year ended December 31, 2008. We expect our losses to continue over the next several years as we continue clinical trials of our product candidates prior to receiving any potential regulatory approval to market these products. In addition, even if one or more of our product candidates are approved for marketing, we will incur significant expenses for regulatory approval and the initiation of commercialization activities.

Financial Operations Overview

Revenues

All of our revenues are currently derived from the sales of two research and diagnostic products, ALDEFLUOR and ALDECOUNT. ALDEFLUOR is a reagent system for use in research activities to identify and isolate stem cells and progenitor cells based on ALDH activity. We have sold ALDEFLUOR to researchers since 2003. ALDECOUNT is a diagnostic product for identification and counting of ALDHbr cells in vitro using flow cytometry. We have sold ALDECOUNT to clinical and research laboratories since 2004. We currently sell both ALDEFLUOR and ALDECOUNT through a third-party distributor.

From our inception through March 31, 2010, we have generated cumulative aggregate product revenues of approximately $1.3 million attributable to the sale of ALDEFLUOR and, to a lesser extent, ALDECOUNT. Because these product revenues have been insufficient to fund our operations, we have financed our operations primarily through a combination of privately placed convertible preferred stock sales, convertible promissory notes, bank financing, capital lease agreements for the purchase of equipment and, during 2002 and 2003, approximately $109,000 in non-recurring research and development grants from governmental authorities. Until we receive regulatory approval to market our product candidates, if ever, we expect that our only source of product revenue will be from sales of ALDEFLUOR and ALDECOUNT. We anticipate that revenues from these products will continue to be minimal.

Cost of Product Sales

Our cost of product sales relates to direct costs of raw materials used in producing ALDEFLUOR and ALDECOUNT by a third party. Historically, these costs have averaged between 35% and 45% of our product sales revenues.

Research and Development Expenses

Our research and development expenses primarily consist of personnel-related costs, including employee salaries and benefits, non-cash stock-based compensation expense for stock option grants, patent expenses and facility, operational support and insurance costs allocated to the research and development function. Research and development expenses also include the costs of manufacturing our product candidates for clinical trials and the costs of supplies required in the clinical trial process. In addition, research and development expenses include costs paid to third parties to conduct our clinical trials. Costs for clinical trials are generally attributable to contracted services, such as services by clinical research organizations and clinical investigators, and costs associated with enrolling patients in clinical trials. We expense research and development costs as they are incurred.

Conducting a significant amount of research and development is a central part of our business model. From our inception through March 31, 2010, we have incurred $34.8 million in research and development expenses, and we plan to continue to make significant investments in research and development in order to realize the potential of our product candidates. The following table summarizes our research and development expense for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31, 2010	Period from March 3, 2000 (inception) through March 31, 2010
	2007	2008	2009
	(In thousands)
Direct research and development expense by program:
ALD-101 (no longer being pursued)	$246	$385	$377	$85	$1,549
ALD-301	690	895	167	2	1,913
ALD-201	1,351	1,177	177	3	3,479
ALD-151	—	178	206	50	434

Total direct research and development program expense	2,287	2,635	927	140	7,375
Indirect research and development expense	2,555	3,507	4,651	1,380	27,423

Total research and development expense	$4,842	$6,142	$5,578	$1,520	$34,798

There have been no significant research and development expenses for ALD-401 to date.

We do not allocate salaries, employee benefits, or other indirect costs related to our research and development function to specific product candidates and have included those expenses in “Indirect research and development expense” in the table above.

We expect our research and development expenses to increase as we advance into later-stage development of our product candidates. We expect to fund our research and development expenses from our current cash and cash equivalents, a portion of the net proceeds from this offering, interest income on these balances and, potentially, additional financing transactions or collaboration arrangements.

At this time, we cannot reasonably estimate or know the nature, specific timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of our product candidates, or the period, if any, in which material net cash inflows may commence from our product candidates. This is due to the numerous risks and uncertainties associated with developing our product candidates, including the currently limited clinical data concerning their benefits, the uncertain cost and outcome of ongoing and planned clinical trials, the possibility that regulators may require us to conduct clinical or non-clinical testing in addition to trials that we have planned, the rapid and significant technological changes, frequent new product and service introductions and enhancements, evolving industry standards in the life sciences industry and our future need for additional capital.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits, non-cash stock-based compensation expense for stock option grants and professional fees related to our administrative, finance, human resources, legal and information technology activities. In addition, selling, general and administrative expenses include an allocation of infrastructure expenses, including the cost of rent and utilities. Over the next several years, we anticipate that our selling, general and administrative expenses will continue to increase. We expect the increase to be attributable to accelerated selling and marketing activities, if we receive required regulatory approvals for any of our product candidates. In addition, we will need to add additional personnel in all of the key functional areas that support the growth of our general operations, including accounting and finance, legal and human resources as a result of becoming a public company.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents. We expect our interest income to increase following this offering as we invest the net proceeds from the offering pending their use in our operations.

Interest Expense

Interest expense to date has consisted primarily of interest expense on capital leases and loan balances and the amortization of debt discounts and debt issuance costs. Our debt discounts represent the initial value of warrants issued in connection with promissory notes, and any related beneficial conversion features associated with the debt. We currently have a term loan from a bank with an outstanding principal balance of $1.3 million as of March 31, 2010. This loan carries an annual interest rate equal to the bank’s prime rate plus 2.5%. We also currently pay interest on an equipment loan with a principal balance of approximately $83,000 as of March 31, 2010. This loan bears interest at a fixed rate of 10.61% per annum.

In October 2009, we issued $7.3 million in aggregate principal amount of the October 2009 convertible bridge notes. These notes bear interest at 8% per annum. The outstanding principal and interest on the notes will be automatically converted into shares of our common stock upon completion of this offering.

Critical Accounting Policies and Significant Judgments and Estimates

We have prepared our financial statements in accordance with U.S. generally accepted accounting principles. Our preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures at the date of the financial statements, as well as revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in note 2 to our financial statements included later in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Expenses Accrued Under Contractual Arrangements with Third Parties

A substantial portion of our ongoing research and development activities are performed under contractual arrangements we enter into with external service providers, including contract research organizations and clinical investigators. We accrue for costs incurred under these arrangements based on our estimates of service performed and costs incurred as of a particular balance sheet date. We base our estimates of expenses incurred on facts and circumstances known to us. The factors we consider include the level of services performed, patient enrollment in clinical trials, administrative costs incurred, and other indicators of services completed. The majority of our service providers invoice us in arrears, and to the extent that amounts invoiced differ from our estimates of expenses incurred, we accrue for additional costs. Furthermore, based on amounts invoiced to us by our service providers, we may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as services are rendered. We make these estimates as of each balance sheet date in our financial statements.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting expenses that are too high or too low in any particular period. Any such difference may result in adjustments in future periods.

Stock-Based Compensation

We account for stock-based compensation in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718, legacy Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, or SFAS No. 123R, as interpreted by Staff Accounting Bulletin No. 107, Share-Based Payment, or SAB 107. ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.

We use the Black-Scholes option pricing model to determine the fair value of options granted. In accordance with ASC 718, we recognize the compensation expense of share-based awards on a straight-line basis over the vesting period of the award. Vesting is generally based upon continued service to our company.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of our stock and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock. In connection with retrospective valuations of our common stock we performed in 2006 and 2007, we determined the volatility of comparable publicly traded companies, and in accordance with SAB 107 we used these historical volatilities. We estimate the expected life of awards to employees based on the “SEC Shortcut Approach,” as defined in SAB 107, which is the midpoint between the vesting date and the end of the contractual term. For non-employees, we use the contractual term of the award. We use a risk-free interest rate based on interest rates for U.S. Treasury notes with lives approximating the expected life of the stock options. We use a dividend yield of zero based on our history and expectation of paying no dividends. We estimate forfeitures based on the discrete groupings of employees, management and non-employee directors and the historical rate of forfeitures for those groups. We estimate forfeiture rates at the time of grant and revise these rates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is based on awards that we ultimately expect to vest. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unrecognized stock-based compensation expense.

After our adoption of ASC 718 in 2006, our board of directors continued to set exercise prices for stock options based on its estimate of the fair market value of our common stock. Our board of directors considered a number of factors in determining the fair market value of our common stock, including the sales price of our Series C convertible preferred stock, which we had sold to outside investors at $0.7278 per share in December 2006 and September 2007 in arm’s-length transactions, and the rights, preferences and privileges of our Series A, Series B and Series C convertible preferred stock. Our board of directors, with the assistance of management, initially determined that the fair market value of our common stock continued to be $0.20 per share for all of 2006 and 2007.

In connection with the preparation of our financial statements for the year ended December 31, 2007, however, our board of directors directed management to retrospectively assess our enterprise value and the fair value of our common stock and preferred stock at December 31, 2006 and December 31, 2007. Management completed this assessment in February 2008 and then performed an internal reassessment of the fair value of our common stock for stock option grants between January 1, 2007 and December 31, 2007.

In connection with our Series C-1 convertible preferred stock financing round, which closed on April 15, 2008, we performed a contemporaneous valuation of the fair value of our common stock as of that date. This contemporaneous valuation used the same methodology as had been used for the retrospective valuations as of December 31, 2006 and 2007. As of September 15, 2009, we performed an additional contemporaneous valuation of our common stock that is described below.

December 31, 2006 and 2007 and April 15, 2008 Valuations

In conducting both our retrospective and our contemporaneous valuations during 2006, 2007 and 2008, our valuation methodology used the probability-weighted expected return, or PWER, method to allocate our estimated enterprise value between our common stock and our preferred stock. This method is generally considered appropriate to use when there are several distinct liquidity scenarios to be considered. Under the PWER method, we analyzed the future values of our company using several likely liquidity scenarios, which included a strategic sale or merger, an initial public offering, or IPO, and a dissolution of our company in which the holders of our preferred stock receive all of the proceeds and our common stock has no value, as well as a dissolution or other liquidity scenario in which all of the existing equity of our company has no value or is significantly diluted. We determined the value of each of our common stock and our preferred stock for each scenario at the time of each future liquidity event and discounted back to the present using a risk-adjusted discount rate. We then weighted the present values under each scenario based upon the probability of each occurring in order to determine an indication of value.

After calculating the estimated values of our common stock and preferred stock in each liquidity scenario, we then tested our expected pre-money enterprise values for our IPO and acquisition scenarios using the guideline public company, or GPC, method within the market approach. We believe this two-step approach is consistent with the guidance set forth by the American Institute of Certified Public Accountants in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” which we refer to as the AICPA Practice Aid.

As described in the AICPA Practice Aid, the market approach is one of three generally accepted valuation approaches. The market approach, and more specifically the GPC method within that approach, considers market transactions in businesses to develop measures that can be used in the valuation of the subject business. We believe that this method is useful if adequate information is available. Guideline public companies are publicly traded companies that provide a reasonable basis for comparison to the characteristics of the company being valued. Once these guideline companies have been identified, the GPC method then consists of developing ratios of value, or market multiples, based on the traded market value of each selected public company, as well as operating performance and financial condition indicators such as revenues, earnings and cash flow.

Valuation models require the input of highly subjective assumptions, and the valuation model we used is not the only valuation model available. Therefore, we cannot assure you of the accuracy of any particular valuation of our stock. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, the models we used do not, in management’s opinion, necessarily provide a reliable, single measure of the fair value of our common stock, and we will not use them to value our common stock once this offering is complete. Accordingly, you are cautioned not to place undue reliance on the valuation methodology described below as an indicator of future stock prices.

Liquidity Scenarios

For the retrospective valuations as of December 31, 2006 and 2007 and the contemporaneous valuation as of April 15, 2008, we considered a number of different liquidity scenarios, including an IPO of our common stock and an acquisition of our company. In some of these scenarios, the proceeds of the liquidation event were sufficient to provide a return to the holders of common stock. We also considered other scenarios involving an acquisition of our company in which the proceeds of the transaction were sufficient to fully or partially satisfy the liquidation preferences of our Series A, Series B, Series C and Series C-1 convertible preferred stock, but in which no proceeds would remain to be distributed to the holders of our common stock. We considered a final scenario in which we would be liquidated at a value that is insufficient to pay the liquidation preferences of any of the preferred stock.

IPO and acquisition scenarios in which holders of common stock will realize a return. For all of the valuations, we assigned probabilities to successful IPO scenarios in 2008 or 2009 and to acquisition scenarios during 2008 or 2009 that would result in a return to the holders of our common stock. We considered that our success in completing either an IPO or acquisition that resulted in a return to the holders of our common stock would be dependent upon our realization of clinical milestones, together with our execution of our business plan and a receptive marketplace. Our probability weightings assigned to IPO scenarios and acquisition scenarios for our April 2008 contemporaneous valuation were higher than those used in the prior retrospective valuations because we had held an organizational meeting in March 2008 with our investment banks in anticipation of initiating an initial public offering, which was subsequently abandoned, in 2008.

For each of the valuations, our assumptions as to our company’s enterprise value in the acquisition scenarios were the same as in the IPO scenarios but, consistent with the PWER method, in the acquisition scenarios we took into account the liquidation preferences that would be payable to the shares of our convertible preferred stock before any distribution of proceeds to holders of our common stock. We also considered that the holders of the convertible preferred stock would have the right to participate, after payment of the convertible preferred stock liquidation preference, in receiving their pro rata share of remaining proceeds payable to the common stock, up to a maximum amount per share of convertible preferred stock set forth in our certificate of incorporation. As a result, the values per share of our common stock in the acquisition scenarios were less than the corresponding values per share of common stock in the IPO scenarios.

GPC analysis. For each of our valuations, we first analyzed the pre-money valuations of life science companies that had completed an IPO in 2006, 2007 and 2008, as applicable. We noted that the assumed values for our company we used in our IPO scenarios fell within the observed range of IPO values for the identified companies. Next, we analyzed a subset of these companies for their IPO pre-money valuations relative to their fully diluted post-money valuations at the time of their last round of private financing prior to their IPO. As part of this analysis, we concluded that the implied step-up in value for our IPO scenarios and acquisition scenarios was within the observed range of step-up multiples for the identified companies and that the number of days between our expected last round of financing and our IPO scenarios was also within the same range as was observed for the identified companies. Finally, we selected a subset of the public companies we considered to be most similar to our company. These companies were Aastrom Biosciences, Inc., Cytori Therapeutics, Inc., Geron Corporation, Osiris Therapeutics, Inc. and Stemcells, Inc. In the case of the December 31, 2006 retrospective valuation, the guideline companies also included ViaCell, Inc. ViaCell was acquired in 2007 and, accordingly, was not included in the guideline public company analyses as of December 31, 2007 and April 15, 2008. We determined that each of these public companies was comparable to our company at the respective valuation dates because they are small capitalization companies focused on the development of therapeutic products derived from stem cells or other stem cell-related products that are generally either in a pre-commercial stage or in the early stages of commercialization. As of each valuation date, we evaluated the market value of these stem cell companies’ equity, excluding cash, and noted that these values were consistent with the enterprise values that we assumed as part of our IPO scenarios and acquisition scenarios under the PWER method.

Liquidity scenarios in which holders of common stock will not realize any return. In addition to assigning probability weightings to successful IPO and acquisition scenarios in which holders of both our common stock and preferred stock would receive a return, for each of our retrospective and contemporaneous valuations, we also assigned probabilities to acquisition scenarios in which the proceeds of the transaction would be sufficient to pay all or a portion of our preferred stock liquidation preferences, but no proceeds would be available to holders of our common stock. We also assigned a probability to an additional scenario in which we would be dissolved for no value and no proceeds would be available for any stockholder. In this scenario, we assumed that our common stock had a value of zero, since no proceeds would be available for distribution to the holders of common stock. Our probability weightings assigned to these scenarios for our April 2008 contemporaneous valuation were lower than those used in the prior retrospective valuations because, by that time, we had determined that an IPO or acquisition at a higher valuation was more likely.

Discount Rate

Once we had allocated the per share values to our common stock and to each series of our convertible preferred stock at each of the future dates in our various scenarios, we calculated the present values of each per share amount to the valuation date, using a discount rate of 30% for our convertible preferred stock and 35% to 40% for our common stock. We believe that these discount rates are consistent with the required rates of return described in the AICPA Practice Aid for companies in a similar stage of development to us. Under the criteria set forth in the AICPA Practice Aid, we determined that our company was no longer in the start-up stage but had generally not progressed beyond the first or early stage of development. For the April 2008 contemporaneous valuation, the discount rate we used to determine the value of the common stock was lower than in the prior retrospective valuations because we believed that our stage of development had progressed during 2008 under the framework described in the AICPA Practice Aid. For example, we made additional progress in our product development during 2008, including the receipt of interim data from our Phase 1/2 clinical trial of ALD-301 in February 2008. We also commenced efforts to conduct an IPO and hired a new chief financial officer with public company experience in March 2008. In April 2008, we closed our $18.3 million Series C-1 convertible preferred stock transaction.

September 15, 2009 Valuation

In conducting our contemporaneous valuation as of September 15, 2009, we used the PWER method to allocate our estimated enterprise value between our common stock and our preferred stock. Under the PWER method, we analyzed the future values of our company using several likely liquidity scenarios, which included a strategic sale or merger at various future dates and enterprise valuations, as well as an IPO at various future dates. We determined the value of each of our common stock and our preferred stock for each scenario at the time of each future liquidity event and discounted back to the present using a risk-adjusted discount rate. We then weighted the present values under each scenario based upon the probability of each scenario occurring in order to determine an indication of value.

After calculating the estimated values of our common stock and preferred stock in each liquidity scenario, we then tested our expected pre-money enterprise values for our IPO and acquisition scenarios using the GPC method and the guideline transaction method, respectively, within the market approach.

Liquidity Scenarios

For the contemporaneous valuation as of September 15, 2009, we considered a number of different liquidity scenarios, including an IPO of our common stock and an acquisition of our company. In all of these scenarios, the proceeds of the liquidation event were sufficient to provide a return to the holders of common stock.

We assigned probabilities to successful IPO scenarios at various dates in 2010 and to acquisition scenarios between 2010 and 2012. We considered that our success in completing either an IPO or acquisition would be dependent upon our realization of clinical milestones, together with our execution of our business plan and a receptive marketplace. Our probability weightings assigned to IPO scenarios and acquisition scenarios for our September 2009 contemporaneous valuation were higher than those used in the prior valuations because of the clinical progress that we made subsequent to the last valuation.

For each of the IPO scenarios, our assumption as to our company’s enterprise value were the same, although we assumed different IPO completion dates. For each of the acquisition scenarios, we assumed different enterprise valuations and different dates and, consistent with the PWER method, in the acquisition scenarios we took into account the liquidation preferences that would be payable to the shares of our convertible preferred stock before any distribution of proceeds to holders of our common stock. We also considered that the holders of the convertible preferred stock would have the right to participate, after payment of the convertible preferred stock liquidation preference, in receiving their pro rata share of remaining proceeds payable to the common stock, up to a maximum amount per share of convertible preferred stock set forth in our certificate of incorporation.

GPC analysis. As with our prior valuations, we first analyzed the pre-money valuations of life science companies that had completed an IPO in 2006, 2007 and 2008. We noted that the assumed value for our company we used in our IPO scenarios fell within the observed range of IPO values for the identified companies. Next, we analyzed a subset of these companies for their IPO pre-money valuations relative to their fully diluted post- money valuations at the time of their last round of private financing prior to their IPO. As part of this analysis, we concluded that the implied step-up in value for our IPO scenarios was within the observed range of step-up multiples for the identified companies and that the number of days between our expected last round of financing and our IPO scenarios was also within the same range as was observed for the identified companies. Finally, we selected a subset of the public companies we considered to be most similar to our company. The companies were Aastrom Biosciences, Inc., Cytori Therapeutics, Inc., Geron Corporation, Osiris Therapeutics, Inc. and Stemcells, Inc. We determined that each of these entities was comparable to our company at the respective valuation dates because they are small capitalization companies focused on the development of therapeutic products derived from stem cells or other stem cell-related products that are generally either in a pre-commercial stage or in the early stages of commercialization. We evaluated the market value of these stem cell companies’ equity, excluding cash, and noted that these values were consistent with the enterprise value that we assumed as part of our IPO scenarios and acquisition scenarios under the PWER method.

To analyze our valuations for each of our acquisition scenarios, we utilized the guideline transaction method. In this analysis, we reviewed acquisitions of 48 companies in the biotechnology industry occurring after December 31, 2004 with enterprise valuations between $50 million and $500 million and compared the multiples from these transactions to the implied multiples for the acquisition scenarios. We noted that the implied multiples for the acquisition scenarios were consistent with those multiples observed in the guideline transactions, although for the near term acquisition scenarios the multiples were not considered relevant due to our current low revenue levels.

Discount Rate

Once we had allocated the per share values to our common stock and to each series of our convertible preferred stock at each of the future dates in our various scenarios, we calculated the present values of each per share amount to the valuation date, using a discount rate of 25% for our convertible preferred stock and 35% for our common stock. We believe that these discount rates are consistent with the required rates of return described in the AICPA Practice Aid for companies in a similar stage of development to us. Under the criteria set forth in the AICPA Practice Aid, we determined that our company was in the first or early stage of development from a technology-risk point of view and the bridge/IPO stage of development from a time-to-liquidity point of view.

Fair Value Estimates

After taking into account all of the assumptions and estimates described in our application of the PWER method and the GPC method within the market approach, we determined the fair value of our common stock to be approximately $0.24 per share as of December 31, 2006, approximately $0.40 per share as of December 31, 2007, approximately $0.63 per share as of April 15, 2008 and approximately $0.96 per share as of September 15, 2009. During 2006, we granted options to purchase an aggregate of approximately 950,000 shares of our common stock, all with an exercise price of $0.20 per share. These options had a weighted-average Black-Scholes value of $0.14 per share at issuance, which we are recognizing as expense ratably over the respective vesting periods of the options.

Our internal reassessment of the fair value of our common stock for options granted between the December 31, 2006 and December 31, 2007 valuation dates was based upon the timing of achievement of clinical and regulatory milestones and the closing of an additional round of equity financing in September 2007. Based on this internal reassessment, we believed that the fair market value of our common stock did not change during the first half of 2007 from the $0.24 per share calculated as of December 31, 2006, because there were no material developments in our business during this time. We granted options to purchase an aggregate of approximately 1.9 million shares of our common stock during this period. Using the estimated fair value of our common stock of $0.24 per share and an exercise price of $0.20 per share, the weighted-average fair value, determined using the Black-Scholes formula, of options granted during the first quarter of 2007 was $0.17 per share at issuance and during the second quarter of 2007 was approximately $0.16 per share at issuance, which we are recognizing as expense ratably over the respective vesting periods of the options.

During the third quarter of 2007, we established a manufacturing facility at our corporate headquarters that we believe operates in compliance with the FDA’s cGMP and cGTP regulations to manufacture our product candidates, which has enhanced our manufacturing capabilities. In addition, in July 2007, we added three new sites for our clinical trial of ALD-301 for the treatment of critical limb ischemia. On September 15, 2007, we completed a second closing of our Series C convertible preferred stock financing in which we raised an additional $7.0 million. As a result of these developments, we determined that the fair market value of our common stock had increased from $0.24 per share to $0.35 per share as of September 15, 2007.

In the fourth quarter of 2007, we submitted a protocol to the FDA for a pivotal Phase 3 clinical trial of ALD-101 for pediatric inherited metabolic diseases. During this period, our sponsored investigator also received clearance from the FDA to proceed with a Phase 1 clinical trial of ALD-151. We believe that these additional developments in the fourth quarter of 2007 justified the further increase in the fair market value of our common stock from $0.35 per share to approximately $0.40 per share as of December 31, 2007, as determined by the retrospective valuation. We granted options to purchase 342,500 shares of our common stock during the fourth quarter at an exercise price of $0.40 per share. The Black-Scholes fair value of these options was between $0.18 per share and $0.26 per share at issuance, which we are recognizing as expense ratably over the respective vesting periods of the options.

Using the retrospective valuation of our common stock of $0.40 per share as of December 31, 2007, we granted options to purchase an aggregate of approximately 1.2 million shares in January 2008 with an exercise price equal to the estimated fair value of the common stock of $0.40 per share. In February 2008, we granted an additional option to purchase 60,000 shares of common stock at an exercise price of $0.40 per share. There were no other options granted during the quarter ended March 31, 2008. The options granted during the quarter ended March 31, 2008 had a weighted-average Black-Scholes fair value of $0.25 per share, which we are recognizing as expense ratably over the vesting periods of the respective options. On April 10, 2008, we granted an option to purchase 17,505 shares of common stock at an exercise price of $0.40 per share, which had a Black-Scholes fair value of $0.23 per share, which we are recognizing as expense ratably over the vesting period of the option.

Between December 31, 2007 and April 15, 2008, we closed a Series C-1 convertible preferred stock financing in which we raised $18.3 million, which we believe justified the further increase in the fair market value of our common stock from $0.40 per share to $0.63 per share as of April 15, 2008, as determined by our contemporaneous valuation as of that date. Using the contemporaneous valuation of our common stock of $0.63 per share as of April 15, 2008, we granted options to purchase an aggregate of approximately 1.0 million shares of our common stock between April 15, 2008 and September 15, 2008 with an exercise price equal to the estimated fair value of $0.63 per share and a Black-Scholes fair value of $0.37 per share to $0.40 per share, which we are recognizing as expense ratably over the respective vesting periods of the options. In October 2008 we formally withdrew our proposed IPO. Between October 2008 and September 15, 2009, we granted options to purchase an aggregate of 20,000 shares of our common stock with an exercise price of $0.63 per share, which had a Black-Scholes fair value of $0.35 per share to $0.45 per share, which we are recognizing as expense ratably over the respective vesting periods of the options.

In the first half of 2008, we began enrolling patients in our pivotal Phase 3 clinical trial of ALD-101 and, in October 2008, we received orphan drug designation from the FDA for ALD-101 for improving engraftment times in patients with inherited metabolic diseases undergoing cord blood transplants. In August 2009, we received a special protocol assessment concurrence letter from the FDA for the design of a pivotal Phase 3 clinical trial of ALD-301 to evaluate its efficacy in treating critical limb ischemia. Also in 2009, we completed a new manufacturing facility capable of meeting our Phase 3 clinical trial needs and early commercial production of ALD-101, preclinical work was completed on ALD-401 and an IND was cleared for a Phase 1 clinical trial for ALD-601. We believe these developments justified the further increase in the fair market value of our common stock from $0.63 per share to $0.96 per share as of September 15, 2009, as determined by our contemporaneous valuation as of that date. In October 2009, we granted options to purchase an aggregate of 5,000 shares of our common stock with an exercise price of $0.96 per share. These options had a Black-Scholes fair value of $0.68 per share, which we are recognizing as expense ratably over the respective vesting period of the options.

In February and April 2010, we granted options to purchase, an aggregate of 428,000 shares of our common stock at a price per share equal to the greater of $0.96 or the initial public offering per share in this offering. In connection with these grants, we determined that the fair market value of our common stock had not increased since the September 15, 2009 valuation of $0.96 per share. We based this determination on a number of developments in our business, including our decision not to pursue further development of ALD-101, our most advanced product candidate at the time, and our decision to conduct a Phase 2 clinical trial of ALD-301 rather than a pivotal Phase 3 trial. The Black-Scholes fair value of these options was $0.68 per share, which we are recognizing as expense ratably over the vesting period of the options.

Based on an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at March 31, 2010 would have been $            million, of which $            million and $            million related to stock options that were vested and unvested, respectively, at that date.

Results of Operations for the Three Months Ended March 31, 2010 and 2009

Revenues

Total revenues for the three months ended March 31, 2010 were $141,000, increasing from $117,000 for the same period in 2009. The increase was due to increased ALDEFLUOR product sales, which was the result of increased use of the product in cellular research activities, as well as an 8% price increase for ALDEFLUOR in April 2009.

Cost of Product Sales

Cost of product sales for the three months ended March 31, 2010 was $46,000, or 33% of revenues, as compared to $47,000, or 40% of revenues, for the same period in 2009.

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2010 and 2009 remained constant at $1.5 million. Research and development expenses for the three months ended March 31, 2010 included a $175,000 decrease in direct development expenses for our clinical trial activities as clinical trials of ALD-301 and ALD-201 were completed in 2009. This decrease was primarily offset by an increase of $212,000 in consulting and other operating expenses associated with our manufacturing, clinical and regulatory activities as we plan future clinical trials.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2010 were $675,000, relatively unchanged from $683,000 for the same period in 2009.

Interest Income or Expense, net

Net interest expense for the three months ended March 31, 2010 was $740,000, compared to net interest expense of $29,000 for the same period in 2009. The change was due to non-cash interest expense of $712,000, including the amortization of debt discount, incurred in 2010 as a result of the issuance of convertible bridge notes in October 2009. We are amortizing the aggregate debt discount of $2.3 million associated with the convertible bridge notes into interest expense through the October 2010 maturity date of the notes.

Other Income (Expense), net

Other income and expense reflects the change in fair value of outstanding warrants to purchase our convertible preferred stock at the end of each reporting period. For the three months ended March 31, 2010, we recorded income of $76,000, reflecting the decrease in fair value of all preferred warrants for the period. For the three months ended March 31, 2009, we recorded expense of $201,000, reflecting the increase in fair value of all preferred warrants for the period. Upon the completion of this offering, these preferred warrants will convert to common stock, as a result of which the preferred stock warrant liability will be reclassified to stockholders’ (deficit) equity and there will be no further adjustments to the fair value of these warrants and, accordingly, no further effect on our statement of operations.

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

Revenues

Total revenues for the years ended December 31, 2009, 2008 and 2007 were $450,000, $179,000, and $211,000, respectively. The changes from year to year reflect fluctuations in the demand for our ALDEFLUOR product.

Cost of Product Sales

Cost of product sales was $180,000, or 40% of revenues, for the year ended December 31, 2009, $75,000, or 42% of revenues, for the year ended December 31, 2008 and $75,000, or 36% of revenues, for the year ended December 31, 2007. The changes from year to year correspond to changes in our revenue based on sales of ALDEFLUOR. The fluctuation in the cost of product sales as a percentage of revenues was primarily due to fluctuations in manufacturing costs for our ALDEFLUOR and ALDECOUNT products, including the cost of raw materials required for production.

Research and Development Expenses

Research and development expenses were $5.6 million for the year ended December 31, 2009, $6.1 million for the year ended December 31, 2008, and $4.8 million for the year ended December 31, 2007. The $564,000, or 9%, decrease for 2009, as compared to 2008, was primarily due to a $1.7 million decrease in direct development expenses for our clinical trial activities for ALD-301 and ALD-201 as those trials were completed, offset in part by a $1.0 million increase in personnel-related expenses and costs associated with the 2009 expansion of our manufacturing facility used to support our clinical trial activities, including costs for additional rent and laboratory supplies. The $1.3 million, or 27%, increase for 2008, as compared to 2007, was primarily due to a $348,000 increase in direct development costs, including the initiation of a Phase 3 clinical trial of ALD-101 and a Phase 1 clinical trial for ALD-151, a $528,000 increase in personnel-related costs and a $424,000 increase in manufacturing costs, including the cost of laboratory supplies used in clinical trial activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2.3 million for the year ended December 31, 2009, $4.1 million for the year ended December 31, 2008, and $1.8 million for the year ended December 31, 2007. The $1.8 million, or 44%, decrease for 2009, as compared to 2008, was primarily due to a $1.9 million charge for expenses incurred in 2008 in connection with our withdrawn IPO filing, including legal, consulting and accounting expenses in connection with the preparation and filing with the SEC of the registration statement related to the proposed offering. We initially capitalized these costs as a deferred charge and then we expensed them upon withdrawal of the registration statement in October 2008. The $2.3 million, or 130%, increase for 2008, as compared to 2007, was primarily due to the withdrawn IPO filing and a $512,000 increase in personnel-related expenses.

Interest Income or Expense, net

Net interest expense for the year ended December 31, 2009 was $706,000, compared to net interest income of $1,000 for the year ended December 31, 2008 and net interest expense of $87,000 for the year ended December 31, 2007. The change for 2009 as compared to 2008 was primarily due to non-cash interest expense of $549,000, including the amortization of debt discount, incurred in the fourth quarter of 2009 as a result of the issuance of $7.3 million of convertible bridge notes in October 2009. The change from 2008, as compared to 2007, was primarily due to an increase in interest income as a result of an increase in our average cash balance available for investing.

Other Income (Expense), net

For the year ended December 31, 2009, we recorded expense of $670,000, reflecting the increase in fair value of all preferred warrants during 2009. During the years ended December 31, 2008 and 2007, we recorded $98,000 and $147,000 of expense, reflecting the increase in fair value of all preferred warrants during those years.

Also, during 2009, we entered into a series of amendments to our $3.0 million commercial credit agreement. In accordance with ASC-470-50, Debt Modifications and Extinguishments, one of these amendments resulted in an exchange of debt instruments with substantially different terms, resulting in a $12,000 loss on extinguishment of debt reflected in other income (expense), net for the year ended December 31, 2009.

Beneficial Conversion

The convertible bridge notes we issued in October 2009 are convertible into shares of our capital stock in October 2010 or, if earlier, upon the occurrence of specified events. The conversion price of the notes depends upon the event that triggers conversion. In accordance with ASC 470-20, we determined that the effective conversion ratio of the bridge notes represented an in-the-money conversion at the time of issuance, resulting in a beneficial conversion feature equal to the intrinsic value of the notes of $839,000. We recorded the beneficial conversion feature as an additional debt discount at the time of their issuance and a charge to stockholder’s equity in the period ended December 31, 2009.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have financed our operations primarily through a combination of privately placed convertible preferred stock sales, convertible promissory notes and associated warrants to purchase shares of our preferred and common stock, bank financing, capital lease agreements for the purchase of equipment and, during 2002 and 2003, approximately $109,000 of non-recurring research and development grants from governmental authorities. From our inception through March 31, 2010, we have raised approximately $58.8 million in cash proceeds, net of issuance costs, through the issuance of convertible preferred stock and the issuance of bridge loans that were subsequently converted into convertible preferred stock.

In March 2006, we raised $1.5 million for our working capital requirements from the issuance of a promissory note to a commercial bank, which was originally scheduled to mature in July 2006 or, if earlier, the date on which we received at least $5.0 million in additional equity financing. This loan was collateralized by all of our equipment. We have entered into a series of amendments with the commercial bank to, among other things, increase the amount borrowed to $3.0 million, extend the maturity date to September 2010, increase the interest rate to the lender’s prime rate plus 2.5%, and revise the collateral underlying the loan. The promissory note, as amended to date, is payable in 14 equal monthly installments that began in August 2009. As of March 31, 2010, the principal amount of $1.3 million was outstanding.

During 2007, we entered into a $260,000 loan and security agreement with a venture finance company for the purpose of financing the acquisition of equipment. This loan bears interest at 10.61% per year and is payable in monthly installments through March 2011. As of March 31, 2010, we owed approximately $83,000 on this loan.

In April 2008, we raised approximately $18.3 million through the issuance of Series C-1 convertible preferred stock to accredited investors, all of which were existing stockholders in our company or affiliated with existing stockholders. This issuance of Series C-1 convertible preferred stock was contemplated at the time of the second closing of our Series C convertible preferred stock financing in September 2007, upon the achievement of specified milestones. All of the terms of the Series C-1 convertible preferred stock, including its price, were determined at the time of the second closing of the Series C convertible preferred stock financing, except that the proceeds of the Series C-1 convertible preferred stock financing were initially contemplated to be $6.1 million. In conjunction with the closing of the Series C-1 convertible preferred stock issuance in April 2008, we amended our certificate of incorporation to increase the number of authorized shares of Series C-1 convertible preferred stock.

In October 2009, we raised approximately $7.3 million in net proceeds from the issuance of convertible bridge notes to accredited investors. The notes bear interest at 8% per annum. The October 2009 convertible bridge notes mature in full upon the next qualified equity financing, which includes this offering, but no later than October 22, 2010. The outstanding principal and interest on the October 2009 convertible bridge notes will be automatically converted into shares of our common stock upon completion of this offering.

Cash Flows

We had cash and cash equivalents of $10.2 million at March 31, 2010, $13.0 million at December 31, 2009, $16.1 million at December 31, 2008 and $7.5 million at December 31, 2007. The $2.8 million decrease in cash and cash equivalents between December 31, 2009 and March 31, 2010 was the result of our $2.8 million net loss during the quarter, the repayment of $662,000 in indebtedness and $122,000 in equipment purchases, offset by $907,000 in non-cash expenses during the quarter. The $3.0 million decrease in our cash balance during 2009 was primarily the result of our $9.0 million net loss during the year, and $1.1 million in debt repayments, offset in part by $7.3 million in net proceeds from the issuance of the October 2009 convertible bridge notes. The $8.5 million increase in our cash balance during 2008 was primarily the result of the $18.3 million in net proceeds from our April 2008 issuance of Series C-1 convertible preferred stock, offset by our $10.2 million net loss during the year. We have no agreements with investors, commercial banks or other entities to provide new sources of funding.

Net cash used in operating activities was $2.1 million for the three months ended March 31, 2010, $8.6 million for the year ended December 31, 2009, $9.0 million for the year ended December 31, 2008 and $5.9 million for the year ended December 31, 2007. Net cash used during these periods primarily reflected our net losses and changes in working capital during those periods, offset in part by non-cash depreciation and amortization, non-cash stock-based compensation expense, changes in the fair value of our preferred stock warrant liabilities and, for the year ended December 31, 2009 and for the three months ended March 31, 2010, non-cash interest expense associated with the amortization of debt discounts.

Our cash used in investing activities relates to our purchases of property and equipment. During the three months ended March 31, 2010 and for the years ended December 31, 2009, 2008 and 2007, we purchased approximately $122,000, $524,000, $734,000 and $502,000, respectively, in computer and laboratory equipment and leasehold improvements for the expansion of our manufacturing facility.

Net cash provided by financing activities was $6.1 million for the year ended December 31, 2009, $18.2 million for the year ended December 31, 2008 and $7.1 million for the year ended December 31, 2007. Net cash used in financing activities totaled $666,000 for the three months ended March 31, 2010.

Our cash flows from financing activities are primarily proceeds from the issuance of notes payable and shares of our convertible preferred stock. In October 2009, we raised approximately $7.3 million in net proceeds from the issuance of the October 2009 convertible bridge notes. In April 2008, we issued shares of our Series C-1 convertible preferred stock for net cash proceeds of $18.3 million. In September 2007, we completed a second closing of our Series C convertible preferred stock financing, in which we issued shares of Series C convertible preferred stock to some of our existing investors for net cash proceeds of $6.9 million. During 2007, we also received $260,000 in cash proceeds from an equipment loan and approximately $42,000 in cash from the exercise of employee stock options. During 2007, 2008 and 2009 and the three months ended March 31, 2010, we repaid approximately $118,000, $81,000, $1,159,000, and $662,000, respectively, of borrowings under notes payable and capital leases.

Capital Resources and Expenditure Requirements

We expect to continue to incur substantial operating losses in the future and to make expenditures to expand our clinical trials and other research and development programs, which we expect to fund in part with a portion of the net proceeds of this offering. It may take several years, if ever, to achieve these goals. We expect that we will use a portion of the net proceeds from this offering and our existing cash and cash equivalents, including the net proceeds of the issuance of the October 2009 convertible bridge notes and related warrants, for working capital requirements and for general corporate purposes, including the increased costs associated with being a public company. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, technologies, services or products, although we do not have any current plans to do so.

We currently believe that our cash and cash equivalents, together with the net proceeds from this offering and interest income on these balances, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, our present and future funding requirements will depend on many factors, including:

•	the scope, progress and results of our research and preclinical development programs;

•	the scope, progress, results, costs, timing and outcomes of the clinical trials of our product candidates;

•

the timing of and the costs involved in obtaining regulatory approvals for our product candidates, a process which could be particularly lengthy or complex given the FDA’s limited experience with marketing approval for therapeutics using adult stem cells;

•

the costs of building, operating and enhancing our manufacturing facilities and capabilities to support our clinical activities, and, if our product candidates are approved, our commercialization activities;

•	the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

•	revenues received from sales of our product candidates, if approved by the FDA;

•	the costs of additional general and administrative personnel, including accounting and finance, legal and human resources employees, as a result of becoming a public company; and

•	the costs of developing our anticipated internal sales, marketing and distribution capabilities.

Until we obtain regulatory approval to market our product candidates, if ever, and can generate a sufficient amount of product revenues to finance our cash requirements, which we may never do, we may seek to finance future cash needs through public or private equity offerings, debt financings, borrowings or strategic collaborations. We cannot assure you that additional capital will be available when needed on acceptable terms, or at all. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds through the issuance of debt securities, these securities would have rights, preferences and privileges senior to those of our common stock and the terms of the debt securities could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities, which would have a material adverse impact on our business prospects and results of operations.

Future Contractual Obligations

The following table reflects a summary of our estimates of future contractual obligations as of December 31, 2009. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements, appropriate classification of items under generally accepted accounting principles currently in effect and certain assumptions, such as the interest rate on our variable debt that was in effect as of December 31, 2009. Future events could cause actual payments to differ from these amounts.

	Payments Due By Period
	Total	2010	2011-2012	2013-2014	After 2014
	(In thousands)
Principal and interest under promissory notes	$9,999	$9,888	$111	$—	$—
Capital lease obligations, including interest, for equipment	41	18	23	—	—
Operating lease obligations relating to corporate headquarters and manufacturing facility	688	184	388	116	—

Total	$10,728	$10,090	$522	$116	$—

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is confined to our cash and cash equivalents, all of which have maturities of less than one year. The goals of our investment policy are liquidity and capital preservation. Our cash and cash equivalents as of March 31, 2010 consisted primarily of money market funds. Due to the short duration of our cash equivalents and the high quality of the underlying securities, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash or cash equivalents. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our cash equivalents.

At March 31, 2010, we had $1.3 million outstanding under a term loan with a variable interest rate that adjusts periodically based on the prime rate. If the interest rate on this loan had been one percentage point higher during all of 2009, our interest expense with respect to this loan for the year ended December 31, 2009 would have increased by approximately $25,000. Our equipment loans have fixed interest payments. Therefore, we are not subject to market risk with respect to these loans.

We have no operations outside the United States, and all of our operating expenses and capital expenditures are denominated in U.S. dollars. As a result, we are not subject to market risk with respect to currency exchange rate fluctuations.

We have not entered into, and do not expect to enter into, hedging or derivative instrument arrangements.

Off-Balance Sheet Arrangements

Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Other Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board, or FASB, amended Accounting Standards Codification, or ASC, 825-10, which expands the fair value disclosures required for financial instruments to interim reporting periods for publicly traded companies, including disclosure of the significant assumptions used to estimate the fair value of financial instruments. We adopted the amendments to ASC 825-10 effective June 15, 2009. The adoption of the amendments to ASC 825-10 had no impact on our financial position or results of operations.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, which provides authoritative accounting literature for a topic that was previously addressed only in the auditing literature. Three modifications to the subsequent events guidance in ASC 855-10 are: 1) to name the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events; 2) to modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued; and 3) to require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. We adopted ASC 855-10 effective June 15, 2009. The adoption of ASC 855-10 had no impact on our financial position or results of operations.

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, which established the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of ASC 105, we have updated references to GAAP in our financial statements and accompanying notes included later in this prospectus. The adoption of ASC 105 had no impact on our financial position or results of operations.

BUSINESS

Overview

We are a biopharmaceutical company developing proprietary regenerative cell therapies in the cardiovascular area. Our product candidates consist of a specific population of stem cells from a patient’s own bone marrow. We isolate these cells, which are typically less than 1% of all cells in bone marrow, using our proprietary technology. Based on preclinical studies and our clinical trials to date, we believe these cell populations have the potential to promote the regeneration of multiple types of cells and tissues, including the growth of new blood vessels, a process known as angiogenesis. Our product candidates are ALD-301 for the treatment of critical limb ischemia, ALD-201 for the treatment of ischemic heart failure and ALD-401 for the post-acute treatment of ischemic stroke. Our product candidates consist of adult stem cells, which is the term for stem cells derived from blood, bone marrow or tissue, not embryonic stem cells.

Stem cells are naturally occurring cells within the human body that have the potential to develop, or differentiate, into other types of cells with individual characteristics and specific functions. While the existence of stem cells was first postulated over 100 years ago, they were not specifically observed until 1964, when scientists illustrated the presence of self-renewing cells in mouse bone marrow. The first medical use of stem cells—and still the most common—was in the transplant of bone marrow where a patient’s own bone marrow is either not working properly or has been intentionally destroyed by chemotherapy or radiation to kill cancer cells. Many researchers believe that stem cells hold significant promise in the treatment of a wide variety of diseases. However, the broader application of stem cell therapy still faces a number of hurdles.

One hurdle is the proper selection of the cells that are expected to have the greatest therapeutic effect, and we believe that the isolation of those specific cells is critical to the successful development of any regenerative therapy based on stem cells. Our proprietary technology allows us to identify and isolate specific adult stem cells expressing high levels of an enzyme known as aldehyde dehydrogenase, or ALDH, which we refer to as ALDH-bright, or ALDHbr, cells. ALDHbr cells represent a very small fraction, typically less than 1%, of all cells in bone marrow. ALDH is a key enzyme in the synthesis of retinoids, which are molecules that control the regulation of gene activities. In preclinical studies, ALDHbr cell populations exhibited a variety of activities that we believe may promote the regeneration of multiple types of cells and tissues.

Another key issue with stem cell treatments is the potential rejection of the injected cells by the patient’s immune system. We seek to address this issue in our product candidates by using a patient’s own stem cells collected from the patient’s bone marrow. Stem cells collected in this manner and injected back into the same patient are referred to as autologous stem cells. To date, the only cell therapies approved by the FDA have been based on autologous cells.

Some stem cell therapies being developed require the manipulation, culturing or addition of growth factors to the cells. These processes can create manufacturing and regulatory risk, add additional costs and delay treatment of the patient. In some cases, the time between the collection of the stem cell source and the delivery of the cell therapy to the patient can be many weeks. We produce ALDHbr cell populations without any of these additional steps. In addition, our technology allows for the sorting of the ALDHbr cell populations and their return to the clinician for administration to the patient typically within 36 hours, which is shorter than many other treatments involving autologous cells.

We are developing product candidates in the cardiovascular area. Cardiovascular disease is the class of diseases that involve the heart or blood vessels. Inadequate blood flow, a condition known as ischemia, can cause a shortage of oxygen and resulting damage to tissue. Common examples of the clinical effects of ischemia include heart attacks, strokes, heart failure and leg ulcers. Patients who manifest one ischemic condition typically have extensive cardiovascular insufficiency throughout their bodies and may suffer from ischemia in other organ systems as a result of obstructed blood vessels. Based on preclinical research and our clinical trials to date, we believe that ALDHbr cells may promote the repair of ischemic tissue damage by angiogenesis.

Each of our product candidates consists of the population of ALDH br stem cells we produce using our proprietary technology to sort the cells present in a specified quantity of bone marrow collected from the patient receiving the therapy. Each of these product candidates is administered into areas of damaged ischemic tissue to maximize the potential local therapeutic effects of the ALDHbr cells. These product candidates are:

•

ALD-301 to treat critical limb ischemia. Critical limb ischemia is characterized by impaired blood flow to the legs and feet caused by obstructed arteries. In a 21-patient Phase 1/2 clinical trial, ALD-301 was well-tolerated, and we believe the trial data provided evidence of improved blood flow and improved clinical status within the ALD-301 treatment group. For example, at 12 weeks after treatment, four of the 11 patients treated in the ALD-301 treatment group experienced an improvement in Rutherford category, which is a well-accepted clinical categorization for the extent of critical limb ischemia, to the degree that they were no longer classified as having critical limb ischemia. Critical limb ischemia patients with no revascularization options, such as those who participated in this trial, typically do not experience improvements in Rutherford category. In addition, at 24 weeks after treatment, ten of the 11 patients in the ALD-301 treatment group were alive and had not required amputation of their affected limbs. Typically, up to 35% of critical limb ischemia patients with no revascularization options require an amputation within six months. Based on the results of this trial, we plan to commence enrollment of a Phase 2 clinical trial of ALD-301 in 2010.

•

ALD-201 to treat ischemic heart failure. Ischemic heart failure is the result of poorly functioning heart muscle caused by reduced blood supply. In a 20-patient Phase 1 clinical trial, ALD-201 was well-tolerated, and we believe the trial data provided evidence of improved blood flow and improved clinical status. We observed a reduction in the amount of ischemic tissue of patients in the ALD-201 treatment group as compared to the placebo group. In addition, when evaluated six months after treatment, patients in the ALD-201 treatment group experienced a greater improvement in MaxVO2, a commonly used measure of the body’s ability to take up oxygen during exercise, than did the placebo group. We believe that MaxVO2 is important because impaired MaxVO2 is predictive of mortality in patients with ischemic heart failure. Based on the results of this Phase 1 clinical trial, we plan to commence a Phase 2 clinical trial of ALD-201 in 2011.

•

ALD-401 for the post-acute treatment of ischemic stroke. Strokes typically result in a loss of brain function due to a reduction in the blood supply to the brain. Investigators have completed preclinical research in which the group of mice treated with ALD-401 two weeks after an induced stroke showed statistically significant improvement in motor function of 41%, as compared to improvement of 11% in the untreated group. Researchers also observed statistically significant improvements in the slowing of decrease in brain volume and the reversal of decline in stroke-induced cell viability in the ALD-401 group, as compared to the untreated group. In another study, researchers assessed the amount of blood flow, or perfusion, in the brains of mice treated with ALDHbr cells two weeks after an induced stroke compared with mice treated only with a neutral delivery vehicle. Four weeks after the treatment, the brains of the mice that received the delivery vehicle remained impaired, but perfusion in the mice that had received ALDHbr cells had returned to normal levels. Based on this preclinical research, we plan to file an IND with the FDA and to initiate a Phase 2 clinical trial of ALD-401 in 2010.

We are also supplying or intend to supply ALDHbr cells for use in investigator-sponsored clinical trials that we expect will provide additional information about the mechanism of action of ALDHbr cells, routes of administration of these cells and safety.

Our technology and the stem cell populations we produce, which form the basis for our product candidates, are protected by an intellectual property portfolio consisting of four issued U.S. patents and four U.S. patent applications, as well as a number of issued foreign patents and pending foreign patent applications. Our issued patents and pending patent applications cover the method we use to sort ALDHbr cell populations, the chemistry used in this manufacturing process, kits that embody this chemistry, the composition of ALDHbr cell populations and the therapeutic use of these cell populations. We believe that the patents and patent applications that cover our product candidates and our technology will generally be applicable to other target indications that we may seek to pursue in the future.

Our Advantages

We believe that our proprietary technology and the cell populations we produce have several potential advantages, including the following:

•

Ability to select ALDHbr cells across multiple stem cell types. We believe our ability to isolate ALDHbr cells and develop product candidates based on these cells is a key advantage. Based on preclinical studies and our clinical trials to date, we believe our ALDHbr cell populations have the ability to promote angiogenesis and improved vascular function, which are critical to treating cardiovascular disease. We believe ALDHbr cells are superior to unsorted cell populations or cell populations lacking ALDHbr cells altogether in this regard. We hypothesize that other bone marrow cells that do not exhibit high levels of ALDH impede the ability of ALDHbr cells to interact with ischemic tissue in therapeutically effective ways. In addition, we believe the heterogeneous mix of different types of stem cells contained in the ALDHbr populations we produce provides advantages compared to homogeneous cell populations containing only one particular type of stem cell because heterogeneous populations may promote tissue repair in a variety of ways.

•

Broad potential therapeutic opportunity. We believe ALDHbr cells have broad potential applicability in promoting the regeneration of multiple types of cells, blood vessels and tissues. We believe this enhances the long-term potential of our technology to address a number of different therapeutic areas, which we might pursue either by ourselves or with collaborative partners.

•

Specific applicability to unmet medical needs in the cardiovascular field. Preclinical research suggests that ALDHbr cells may specifically migrate to sites of ischemic damage and induce the formation of new blood vessels at those sites. In our clinical trials to date, we have also observed evidence of improved perfusion in ischemic tissue. We believe that the indications our product candidates are intended to address—critical limb ischemia, ischemic heart failure and ischemic stroke, in each case for which patients have few or no treatment options—represent an aggregate annual market opportunity of $11.5 billion in the United States.

•

Autologous cells. Autologous therapies use cells derived from the patient receiving the therapy, while allogeneic therapies use cells derived from a separate donor or donors. Our product candidates are based entirely on autologous cells collected from the patient’s own bone marrow, which we believe minimizes the risk of potential rejection of the injected cells in the patient. To date, the only cell therapies approved by the FDA have been based on autologous cells.

•

Manufacturing. Because our manufacturing process does not require any culturing or the addition of any growth factor, we are able to produce well-characterized stem cell populations with a high level of purity and a consistent set of physical and chemical characteristics. We believe that our ability to produce well-characterized populations enhances our ability to meet regulatory requirements relating to safety and efficacy. In addition, our rapid turnaround time—typically 36 hours once we have received the bone marrow—is shorter than many other treatments involving autologous cells and allows for advantages in the scheduling of patient treatments. We believe that our manufacturing process is scalable to support commercialization, a key factor that may be considered by potential collaborative partners.

Our Business Strategy

Our goal is to be a leading biopharmaceutical company providing regenerative cell therapies initially to the cardiovascular market. To achieve this goal, we are pursuing the following business strategies:

•

Target product candidates in areas of significant unmet medical need. Our product candidates address indications for which patients have limited or no treatment alternatives. For example, there are no drugs currently approved by the FDA for the treatment of critical limb ischemia or for the post-acute treatment of ischemic stroke. Likewise, our product candidate to treat ischemic heart failure is aimed at patients who have exhausted all potential revascularization options, at which point their only other option is a heart transplant, if they are eligible for one.

•

Focus our management and near-term financial resources on our planned Phase 2 clinical trials of our product candidates. We plan to initiate Phase 2 clinical trials for ALD-301, ALD-201 and ALD-401. We have designed each of these trials not only to provide efficacy data on the product candidate, but also to enable us to determine the number of patients that would be required to demonstrate a statistically significant effect on a primary efficacy endpoint in a pivotal Phase 3 trial.

•

Pursue partnering of our product candidates. After we receive the results from our Phase 2 clinical trials, we intend to evaluate in each case options to fund potential Phase 3 pivotal trials. These options could include seeking a collaboration arrangement with another company or raising additional capital to fund the development and commercialization of a product candidate ourselves. If we decide to pursue a collaboration to fund pivotal trials of any of our product candidates, we intend to utilize the data from any successful Phase 2 trial to enhance our negotiating position with potential collaboration partners, with the goal of achieving better economic terms. In cases where we commence a pivotal clinical trial without a collaboration arrangement in place, we would likely continue to pursue a marketing collaboration because our product candidates target indications with large addressable patient populations that we believe would be best served by large sales and marketing organizations. In addition, if we choose to pursue regulatory approval of any of our product candidates in international markets, we would evaluate the potential for collaborations with third parties to assist in the development and commercialization of the product candidate in those markets.

•	Continue to develop our product pipeline. We intend to pursue additional therapeutic indications for which we believe ALDHbr stem cell populations may provide potential benefit to patients.

•

Leverage our manufacturing capabilities and expertise. We currently manufacture all of our product candidates for use in our clinical trials and research and development efforts at our facility located at our corporate headquarters in Durham, North Carolina. We plan to scale our manufacturing processes to support future clinical development programs and potential commercialization of our product candidates. If we receive marketing approval for any of our product candidates, we intend to evaluate the need for strategically located regional facilities where we could produce our cell populations in close proximity to key treatment centers or major airports. We believe that controlling the manufacturing of our product candidates will give us a competitive advantage by maintaining manufacturing know-how and infrastructure in-house that would make it difficult for potential competitors to enter our markets. We also believe that having control of the manufacturing process for our product candidates would be a significant asset in our negotiations with potential collaborative partners.

Scientific Background of Stem Cells

The human body contains many types of cells, each with individual characteristics and specific functions. Cells with a defined or specialized function are called differentiated cells. Examples of differentiated cells include blood cells, nerve cells and skin cells. Stem cells are rare, undifferentiated cells within the human body that have the potential to replace and renew differentiated cells. Stem cells can also produce additional stem cells. In some cases, stem cells generate an intermediate cell type before they achieve their fully differentiated state. The intermediate cells, called progenitor cells, are partially differentiated cells that then divide and become fully differentiated cells. While stem cells may have the capability to differentiate into multiple cell types, progenitor cells are limited to differentiating along a particular cellular development pathway.

Human adult stem cells can be derived from a variety of sources, including bone marrow, blood from an umbilical cord removed after childbirth and blood circulating throughout the body, which is known as peripheral blood. Bone marrow can be obtained from a patient or from a suitable, appropriately matched donor. Stem cells can also be derived from the tissue of human embryos, but we do not use embryonic stem cells in our product candidates. Our product candidates are derived from bone marrow.

Many researchers believe that stem cells hold significant promise in the treatment of a wide variety of diseases. Researchers have reported progress in the development of new therapies utilizing stem cells for the treatment of cancer as well as neurological, immunological, genetic, cardiac, pancreatic, liver and degenerative diseases. In seeking to apply stem cell therapies to these diseases, researchers have explored both autologous and allogeneic stem cell therapies, although to date the only FDA-approved therapies are based on autologous cells.

Our ALDHbr Technology

Our proprietary technology represents a novel approach to isolating specific adult stem cells for therapy. We identify, select and isolate specific adult stem cells that express high levels of the enzyme ALDH. We believe that the use of ALDH expression as a marker for stem cells has a strong biological rationale. ALDH plays an important role in controlling the developmental state of stem and progenitor cells. It converts Vitamin A into retinoic acids, which are molecules that regulate genes and influence the differentiation of blood, neural, endothelial and other types of stem and progenitor cells. We also believe that sorting cells based on a functional intracellular marker such as ALDHbr, as compared to other technologies that sort on the basis of cell surface markers alone and isolate only one particular type of cell, provides us with advantages, including the ability to produce a heterogeneous cell population with a high level of cellular activity. To identify ALDHbr cells, we use a proprietary chemical compound that accumulates in cells with high ALDH levels and causes these cells to emit a green florescence that can be detected by a cell sorting device.

We believe that the ALDHbr stem cell populations produced using our technology have several potential advantages, including:

•

Broad potential applicability. In preclinical studies, ALDHbr cell populations produced using our technology exhibited a variety of activities that suggest these cells could be active in promoting the regeneration of multiple types of cells and tissues. Accordingly, we believe that ALDHbr cell populations may have a variety of therapeutic uses.

•

Isolated population of ALDHbr cells. We believe that isolating ALDHbr cells by sorting them from other cells and injecting them directly into areas of ischemic tissue enhances the likelihood that these sorted cells, rather than the more numerous unsorted cells contained in bone marrow will interact with and promote the repair of damaged tissue.

•	Heterogeneous mix of stem cells and progenitor cells. We believe that ALDHbr cell populations contain a diverse, or heterogeneous, mix of stem cells and progenitor cells, potentially including:

•	hematopoietic stem cells, which generate all of the blood and immune system cells in the body, including red blood cells, platelets and neutrophils;

•	mesenchymal stem cells, which differentiate into many cell types, including bone, cartilage, fat, muscle, tendon and other connective tissues;

•	neural stem cells, which are capable of differentiating into neurons and cells that support nerve tissue; and

•	endothelial progenitor cells, which differentiate into the cells that line the blood vessels.

Other companies are pursuing stem cell therapeutic approaches to tissue repair that consist of homogeneous cell populations containing only one of these types of cells. Because of the diversity of the stem cell types included in our ALDHbr cell populations, we believe that our cell populations may promote repair in a variety of ways. Based on preclinical research, we believe that ALDHbr cell populations may promote the formation of new tissue either because progenitor cells present in

ALDHbr cell populations themselves differentiate into new tissue, or because ALDHbr cells induce the generation of new tissue from existing tissue or from other progenitor cells within the patient.

•

Well-characterized stem cell populations. Our technology produces stem cell populations that are well characterized, meaning that each population produced has a high level of purity and a consistent set of physical and chemical characteristics. We believe that our ability to produce well-characterized cell populations based on ALDH activity enhances our ability to meet regulatory requirements related to the safety and efficacy of therapeutic cell products.

•

Rapid manufacturing process. One of the issues in the therapeutic use of stem cells is the time delay that often exists with some technologies between the time cells are originally collected from the patient or donor and when the resulting treatment is ready to be administered. This delay can be several days or even weeks, while the original cell sample is being cultured to produce a sufficient quantity of cells believed to be therapeutic. By contrast, the ALDHbr cell populations produced using our technology do not require any expansion in the cell population, any culturing or the addition of any growth factors before infusion. As a result, our technology currently allows for the sorting of the ALDHbr cell populations and their return to the clinician for administration to the patient typically in less than 36 hours.

Our Primary Market

Our primary market focus is in the cardiovascular area, particularly in patients with one or more conditions characterized by ischemia. Patients with ischemia may receive treatment by vascular surgery or other methods to open or bypass obstructed blood vessels. Often, however, patients have such extensive obstruction, or obstruction in blood vessels that are so difficult to reach, that these techniques are not available.

Preclinical research and our clinical trials to date suggest that ALDHbr cells sorted from bone marrow may promote the repair of ischemic tissue, which has encouraged us to focus on ischemic conditions as our primary market. Our product candidates are intended to address critical limb ischemia, ischemic heart failure and post-acute ischemic stroke, each of which have few or no FDA-approved treatments. We have commissioned studies by Trinity Partners, a life sciences consulting and market research firm, to assess the commercial opportunity of our product candidates. The following table sets forth our estimates, based on these commissioned studies, of the U.S. annual treatable patient population and the U.S. annual market opportunity for the three indications addressed by our product candidates.

Target Indication	Estimated U.S. Annual Treatable Patient Population	Estimated U.S. Annual Market Opportunity
Critical limb ischemia (ALD-301)	100,000	$3.0 billion
Ischemic heart failure (ALD-201)	200,000	$5.0 billion
Post-acute treatment of ischemic stroke (ALD-401)	176,000	$3.5 billion

Our Product Development Pipeline

The following table summarizes our product candidates and their stages of clinical development. We hold commercialization rights for each of these product candidates.

Product Candidate	Target Indications	Status of Development	Upcoming Milestones
ALD-301	Treatment of critical limb ischemia	Completed Phase 1/2	Expect to initiate Phase 2 trial in 2010

ALD-201	Treatment of ischemic heart failure	Completed Phase 1	Expect to initiate Phase 2 trial in 2011

ALD-401	Post-acute treatment of ischemic stroke	Preclinical	Expect to submit IND and initiate Phase 2 trial in 2010

Preclinical Research—Rationale for the Use of ALDHbr Cell Populations in Cardiovascular Ischemic Repair

Preclinical research suggests that ALDHbr cells isolated from bone marrow may promote the repair of ischemic tissue damage. Decreased blood flow causes a shortage of oxygen in the tissue, because oxygen is carried to tissue by red blood cells. One way in which ALDHbr cells may contribute to tissue repair is by promoting the creation of new blood vessels in the damaged tissue, a process known as angiogenesis, which could result in an influx of cells and other molecules that are necessary for tissue repair.

To test the hypothesis that ALDHbr cells promote angiogenesis, which could in turn promote the repair of ischemic tissue damage, we commissioned a preclinical animal study at the Washington University School of Medicine. This study used a mouse model of hind limb ischemic damage with a strain of mice bred to be able to accept human cells. In the study, researchers induced ischemic damage in one leg of each mouse and then divided the mice into four groups. One group of mice was injected with an ALDHbr cell population sorted from human bone marrow; a second group was injected with unsorted bone marrow cells; a third group was injected with bone marrow cells sorted to exclude ALDHbr cells, which we refer to as ALDHlow cells; and a fourth group was injected with the solution used to suspend the other cell populations, which solution contained no cells. The dose of unsorted bone marrow used in the study contained a number of ALDHbr cells that was two to four times greater than the number contained in the dose of sorted ALDHbr cells. The ALDHbr cells in the unsorted bone marrow dose still constituted less than 2% of the total cells in that dose.

The researchers then observed the mice at four days, seven days, 10 days, 14 days and 21 days after the injection and measured the amount of blood flow, or perfusion, using laser Doppler imaging. Results were expressed as the ratio of perfusion in the ischemic limb after the injection as compared to perfusion in a non-ischemic limb of the mouse. Key findings of this study included:

•

mice receiving sorted ALDHbr cells experienced more improvement in blood flow to the injured tissue within one week of injection than did mice in the vehicle control group, and the improvement in blood flow compared to the vehicle control group increased progressively over the first three weeks of the experiment, and doubled the extent of improvement over the vehicle control group at day 21;

•

mice receiving ALDHlow cells did not experience any more improvement in blood flow to the injured tissue than did the vehicle control group as measured at the first four measurement dates, with only minor improvement at the 21-day measurement; and

•

mice receiving sorted ALDHbr cells experienced more blood flow improvement than did those receiving unsorted human bone marrow cells containing a higher number of ALDHbr cells together with cells that are not ALDHbr cells, which we believe suggests that other cells or proteins in bone marrow may inhibit tissue repair activity and that sorting and isolating ALDHbr cells may increase their effectiveness in repairing ischemic damage.

The following chart illustrates these results.

The researchers in this study also examined mice from each group following the end of the study to determine the density of capillaries at the site of the tissue damage. Capillary density was measured by counting the number of capillaries in a given volume of tissue and was expressed as a percentage of the capillary density of the vehicle control group. The following chart indicates the changes in capillary density. Only the mice that received injections of ALDHbr cells exhibited a statistically significant increase in capillary density when compared to the vehicle control group. We determined statistical significance based on a widely used, conventional statistical method that establishes a measure known as the p-value of clinical results. Under this method, a p-value of 0.05 or less represents statistical significance, meaning that there is a less than one-in-twenty likelihood that the observed results occurred by chance. The p-value for the increase in capillary density in the ALDHbr group shown in this chart was less than 0.05.

The researchers also injected into the mice ALDHbr or ALDHlow cells that had been labeled with material allowing them to be detected by magnetic imaging. This allowed the investigators to determine the final location of the injected cells in the mice. The investigators observed that ALDHbr cells were highly concentrated at the site of the ischemic damage and that these ALDHbr cells could be detected at the damage site for up to two weeks after injection. This research suggests that ALDHbr cells may specifically migrate to sites of ischemic damage and induce angiogenesis at those sites.

We have performed further preclinical research into the potential mechanisms by which ALDHbr cell populations might promote angiogenesis. While progenitor cells present in ALDHbr cell populations might themselves differentiate into blood vessels, we believe that ALDHbr cells might also induce the generation of new blood vessels from existing vessels or from other progenitor cells within the patient by secreting angiogenic proteins and providing chemical signals that promote angiogenesis. In our preclinical research, we have observed a number of growth-enhancing and protective characteristics of ALDHbr cells, including:

•	ALDHbr cells produce factors that protect endothelial cells, which are the cells that line the blood vessels, from damage under conditions of inadequate oxygen and nutritional stress;

•	ALDHbr cells highly express many angiogenic growth factors, proteins and cellular matrix remodeling molecules;

•	The expression of 35 different angiogenic factors is increased, or upregulated, in ALDHbr cells exposed to endothelial cells under conditions of inadequate oxygen;

•	ALDHbr cells protect serum-starved endothelial cells from cell death; and

•	ALDHbr cells rapidly migrate to and are retained at the sites of ischemic endothelial cells.

Based on this preclinical research, we believe that ALDHbr cells are useful in the treatment of ischemic diseases because they may induce angiogenesis at sites of ischemic damage and promote perfusion. Furthermore, we believe that isolating ALDHbr cells by sorting them from other cells and then injecting them directly into areas of ischemic tissue enhances the likelihood that these sorted cells, rather than the more numerous unsorted cells contained in bone marrow, will interact with and promote the repair of damaged tissue. Based on this postulated mechanism of action, we initiated a Phase 1/2 clinical trial of ALD-301 and sponsored a Phase 1 clinical trial of ALD-201 to evaluate their safety and potential efficacy in treating critical limb ischemia and ischemic heart failure, respectively.

ALD-301

We are developing ALD-301 for the treatment of critical limb ischemia. To produce ALD-301, we receive 150 milliliters of bone marrow extracted from the patient. At our manufacturing facility, we process the bone marrow to isolate and capture the ALDHbr cells. Typically within 36 hours of our receipt of the bone marrow, we deliver the resulting ALD-301 cells to a physician who then administers ALD-301 to the patient in a series of ten intramuscular injections into the patient’s leg near the site of the ischemia.

Critical Limb Ischemia

Critical limb ischemia is a condition characterized by significant impairment of blood flow to the legs and feet caused by an obstruction of the arteries. It is the most advanced form of peripheral arterial disease. Increased risk for peripheral arterial disease is associated with lifestyle factors such as diabetes, high blood pressure, obesity, physical inactivity and high blood cholesterol, factors which are present in a significant and growing portion of the U.S. population. Patients with severe cases of critical limb ischemia may experience persistent pain in their lower extremities and may also suffer from severe tissue damage in the affected area. There are no drugs currently approved by the FDA for the treatment of this condition. The predominant treatment options for patients with critical limb ischemia are surgical procedures to restore blood flow, or revascularization, such as implanting a new blood vessel to bypass the obstruction, or endovascular approaches, such as angioplasty, in which the vessel is unblocked from the inside using a balloon catheter or by installing a stent inside the vessel to maintain its opening.

The American College of Cardiology and the American Heart Association estimate that 50% of patients with a diagnosis of critical limb ischemia will either die or require amputation of the affected limb within one year of diagnosis. Similarly, the Sage Group, an independent research and consulting firm specializing in vascular diseases in the lower limbs, estimates that within six months of diagnosis up to 35% of critical limb ischemia patients will require limb amputation and 20% will die within this period.

Market Opportunity for ALD-301

In a study we commissioned, Trinity Partners estimates that approximately one million people in the United States suffer from critical limb ischemia and that the annual treatable population of critical limb ischemia patients in the United States without revascularization options who are hospitalized each year is between 100,000 and 150,000 patients. In a study published in the journal Cardiovascular and Hematological Disorders, researchers estimated that approximately 10% to 40% of critical limb ischemia patients are not considered candidates for surgical revascularization or endovascular procedures. According to the Healthcare Cost and Utilization Project, a family of databases sponsored by the Agency for Healthcare Research and Quality of the U.S. Department of Health and Human Services, the median hospital cost associated with a leg amputation was approximately $38,000 in 2005. Based on an assumed annual treatable patient population of 100,000, and an estimated price per ALD-301 treatment of $30,000, we estimate the annual market opportunity for ALD-301 in the United States to be $3.0 billion.

Clinical Development of ALD-301

In the fourth quarter of 2008, we completed a 21-patient Phase 1/2 clinical trial of ALD-301. We conducted this trial at five sites in the United States to evaluate the safety and potential efficacy of ALD-301 as a treatment for patients with advanced critical limb ischemia.

Trial Design. This trial was a randomized, controlled trial with two treatment groups. A total of 21 patients were randomly selected to receive an injection of either ALD-301 or an unsorted quantity of their own bone marrow. We elected to use unsorted bone marrow, which is not an approved treatment for critical limb ischemia, as the control for this trial to facilitate recruitment of patients, because clinical studies using unsorted bone marrow cells have indicated that they may promote the restoration of limb function and the repair of tissue damage where there has been a loss of blood supply. Of the 21 patients in the trial, 11 were treated with ALD-301 and 10 were treated with unsorted bone marrow. The trial was double-blind, meaning that neither the clinician or the sponsor, on the one hand, nor the patient, on the other hand, knew the group to which the patient had been assigned. Thirteen of the patients were male and eight were female. The mean age of the patients was 72 years old. Ten of the patients had been diagnosed with diabetes.

Endpoints. The primary objective of this trial was to evaluate the safety of ALD-301. Patients were monitored for serious adverse events, including death, amputation, stroke, heart attack and hospitalization. Secondary endpoints of the trial included change in clinical status from baseline to 12 weeks, as measured by the Rutherford scale, a well-accepted clinical categorization for the extent of critical limb ischemia. The Rutherford scale places patients in one of the following seven categories based on their clinical status:

•	Category 0 patients are not symptomatic;

•	Category 1 patients experience mild claudication, or cramp-like pains after activities such as walking;

•	Category 2 patients experience moderate claudication;

•	Category 3 patients experience severe claudication;

•	Category 4 patients experience ischemic pain while at rest;

•	Category 5 patients have suffered minor tissue loss; and

•	Category 6 patients have suffered major tissue loss.

In addition, we measured change in clinical status by two other well-accepted clinical tools for assessing the extent of critical limb ischemia, the ankle-brachial index, or ABI, and transcutaneous partial pressure of oxygen, or TcPO2 . ABI measures the ratio of blood pressure in the leg to blood pressure in the arm. When blood flow is increased in the leg, the blood pressure in the leg more closely approaches blood pressure in the arm providing for a higher ratio. TcPO2 measures oxygen in the skin tissues of the leg. When blood flow is increased, TcPO2, measured in millimeters of mercury, or mmHg, also increases because blood carries oxygen to the tissues. We also measured rest pain using the visual analog scale, or VAS, which allows patients to rate their pain on a scale of 0 to 10, with 0 representing no pain and 10 representing the worst possible pain. Finally, we used two quality-

of-life measurements, known as the Short Form-36 Item Health Survey, or SF-36, and the King’s College VascuQOL scale. We assessed patients in this clinical trial for endpoints for the first 12 weeks after injection and followed them for a total of 24 weeks after injection.

Inclusion and Exclusion Criteria. Only patients assessed within categories 4 or 5 on the Rutherford scale who had no revascularization treatment options and exhibited objective evidence of severe peripheral arterial disease, among other criteria, were eligible for participation in this clinical trial. Patients with poorly controlled diabetes, renal insufficiency, congestive heart failure, cognitive impairments or a past malignancy affecting the bone marrow were excluded from participation in the trial.

Safety Results. Both ALD-301 and the unsorted bone marrow cells were well-tolerated. There were no serious adverse events that were considered by the clinical investigators to be related to treatment. Six of the 21 patients in the trial, including four of the 11 patients in the ALD-301 treatment group and two of the 10 patients in the unsorted bone marrow treatment group, experienced serious adverse events, such as hypotension, heart attack, angina, ischemic stroke, worsening critical limb ischemia, shortness of breath and worsening of leg ulcers. In each case, the investigators determined the serious adverse events to be related to the underlying disease and not to the receipt of either ALD-301 or the unsorted bone marrow cells. Over the course of the trial, one patient in the ALD-301 treatment group and one patient in the unsorted bone marrow treatment group required amputation of the treated leg, and the patient in the ALD-301 treatment group whose leg was amputated died approximately 50 days following the amputation, which was not considered by the investigators to be related to the therapy.

Patients suffering from one ischemic condition typically have extensive cardiovascular insufficiency throughout their bodies and are therefore likely to suffer from ischemia in other organ systems as a result of obstructed blood vessels. These patients can be expected to suffer significant clinical events in a frequency significantly higher than in the general population of the same age. These clinical events can include heart attack, heart arrhythmias, heart failure, stroke or other signs of cerebral insufficiency, and numerous other acute and chronic signs and symptoms of vascular insufficiency. For example, patients suffering from critical limb ischemia, whether treated with vascular bypass surgery, treated with our product candidate or not treated at all, have a very high risk of heart attacks and strokes resulting from blocked vessels in the heart or brain. We believe that the number and nature of the serious adverse events in our Phase 1/2 clinical trial of ALD-301 are consistent with what one would expect, given the serious condition of patients suffering from critical limb ischemia without revascularization options, which were the primary inclusion criteria for the study. The independent data safety monitoring board for the trial determined that the safety results supported further study of ALD-301 in critical limb ischemia.

Efficacy Results. We observed the following regarding clinical status:

•

At 12 weeks following the injection, the mean Rutherford category of the patients in the ALD-301 treatment group improved from 4.1 at baseline to 3.5 at 12 weeks. Four of the 11 patients in the ALD-301 treatment group experienced an improvement in Rutherford category to the degree that they were no longer classified as having critical limb ischemia. Critical limb ischemia patients with no revascularization treatment options typically do not experience improvements in Rutherford category. None of the 11 patients in the ALD-301 treatment group experienced any worsening in Rutherford category.

•	At 24 weeks following the injection, ten of the 11 patients in the ALD-301 treatment group were alive and had not required amputation of their affected limbs.

•	Rest pain, as evaluated by VAS, decreased in the ALD-301 treatment group at 12 weeks following the injection, as compared to baseline status.

•	Quality of life, as measured by VascuQOL scores, increased in the ALD-301 treatment group at 12 weeks following the injection, as compared to baseline status.

•	The mental component of the SF-36 survey increased in the ALD-301 treatment group at 12 weeks following the injection, as compared to baseline status.

Additionally, measurements at 12 weeks following injection were consistent with our hypothesis that the angiogenic properties of the ALDHbr cell populations may help restore blood flow in areas of ischemia and bring about the clinical improvements we observed. Specifically, we observed the following changes in blood flow in the treated limb:

•

The mean ABI of the patients in the ALD-301 treatment group increased from 0.22 at baseline to 0.36 at 12 weeks. None of the 11 patients in the ALD-301 treatment group experienced a decline in ABI. An improvement in ABI of 0.1 is generally viewed as clinically meaningful.

•

The mean TcPO2 of the patients in the ALD-301 treatment group improved from 30.5 mmHg at baseline to 40.0 mmHg at 12 weeks. Two of the nine patients in the ALD-301 treatment group with an evaluable baseline and 12-week TcPO2 measurement experienced a decline in TcPO2. We view this improvement in mean TcPO2 as clinically meaningful because patients with a TcPO 2 value of greater than 30.0 mmHg have improved ability to heal their skin ulcers.

Although this study was not designed to compare statistical differences between the ALD-301 treatment group and the unsorted bone marrow treatment group, there were indications that the ALD-301 may have outperformed the unsorted bone marrow treatment group, including:

•	Two of the 10 patients in the unsorted bone marrow treatment group experienced a worsening in Rutherford category, while none of the 11 patients in the ALD-301 treatment group experienced a worsening.

•

There was a similar mean increase in ABI among the unsorted bone marrow treatment patients as a group to that in the ALD-301 treatment group. However, none of the 11 patients in the ALD-301 treatment experienced a decline in ABI, while one of the nine patients in the unsorted bone marrow treatment group with an evaluable baseline and 12-week ABI measurement experienced a decline.

•	The mean improvement from baseline in TcPO2 for the unsorted bone marrow treatment group was 0.7 mmHg compared to a mean improvement of 9.47 mmHg in the ALD-301 treatment group.

Planned Phase 2 Clinical Trial

Based on the data from our Phase 1/2 trial described above, we intend to commence a Phase 2 trial of ALD-301 in 2010.

Trial Design. The Phase 2 trial will be a double-blind, placebo-controlled trial designed to assess the ability of ALD-301 to improve clinical outcomes in patients with critical limb ischemia. We currently intend to enroll approximately 150 patients in the trial, with equal numbers randomly receiving an injection of either ALD-301 or placebo in the affected limb. We have designed this trial to allow us to determine the number of patients that would be required to demonstrate a statistically significant effect on a primary endpoint of six-month amputation-free survival in a pivotal Phase 3 trial.

Endpoints. The primary endpoint of the Phase 2 trial will be amputation-free survival over 24 weeks for critical limb ischemia patients receiving ALD-301 compared to those receiving the placebo. Amputation-free survival means the patient is still alive and has not undergone a major amputation of the affected limb. Secondary endpoints of this trial include reduction in ischemic rest pain, improvement in the incidence of complete ulcer healing, improvement in Rutherford category, increase in tissue oxygenation and change in ABI score from baseline.

Inclusion and Exclusion Criteria. Only patients assessed within categories 4 and 5 on the Rutherford scale who have no revascularization treatment options and have exhibited objective evidence of severe peripheral arterial disease, among other criteria, will be eligible for participation in this clinical trial. Patients with poorly controlled diabetes, renal insufficiency, congestive heart failure or a past malignancy or previous chemotherapy or radiation affecting their bone marrow will be excluded from participation in the trial. These patient inclusion and exclusion criteria are similar to those used in the Phase 1/2 trial of ALD-301.

Plans for Future Development. If the results of the Phase 2 clinical trial are positive, we intend to initiate a pivotal Phase 3 clinical trial. We may seek a collaborative partner to fund all or a portion of a pivotal Phase 3 trial. In our communications with the FDA about a pivotal Phase 3 trial that we were previously considering, the FDA raised three CMC issues about our ALD-301 product candidate that we would need to answer before the FDA would clear a pivotal clinical trial for this product candidate. We do not need to address these issues prior to initiating the proposed Phase 2 trial for this product candidate, which is not a pivotal trial. We believe that we have addressed two of the issues by validating the comparability of product manufactured under our prior and current debulking procedures and designing shipping and stability studies for ALD-301, which validation and stability protocols were based on industry and regulatory standards in order to be satisfactory to the FDA. Although we believe we have addressed two of these issues, we have not yet submitted the validation and stability protocols to the FDA. During the next two years, while the Phase 2 trial is proceeding, we plan to address the third issue raised by the FDA. Specifically, we plan to develop and validate a potency assay, which would indicate for each individual cell population we produce whether it meets the potency standards that we will establish for its release to treat a particular patient. We believe that we will be able to incorporate this assay into our manufacturing processes prior to submitting a protocol to the FDA for a pivotal Phase 3 clinical trial of ALD-301.

ALD-201

We are developing ALD-201 for the treatment of ischemic heart failure. To produce ALD-201, we receive 100 milliliters of bone marrow collected from the patient. At our manufacturing facility, we process the bone marrow to isolate and capture the ALDHbr cells. Typically within 36 hours of our receipt of the bone marrow, we deliver the resulting ALD-201 to an interventional cardiologist, who then administers ALD-201 to the patient by a series of injections directly into the appropriate areas of the patient’s heart muscle using a specialized investigational catheter.

Ischemic Heart Failure

Ischemic heart failure is caused by an obstruction of the arteries feeding blood to the heart tissue. The resulting insufficient flow of oxygen and nutrients reduces the heart’s ability to pump blood efficiently to the rest of the body. Ischemic heart failure is often manifested in angina pectoris, or chest pain, which in its early stages can be managed by drugs. Generally, heart disease is progressive, requiring more significant interventions over time. Current treatment options for ischemic heart failure include surgical procedures, bi-ventricular pacers, drug therapies, implantable cardiac defibrillators, and ventricular assist devices. For a variety of reasons, including the location or number of the obstructions, these treatments are not effective or appropriate for some patients. Once ischemic heart failure patients have exhausted all potential revascularization options, their only other option is a heart transplant, if they are eligible for one.

Market Opportunity for ALD-201

According to the American Heart Association, 5.7 million patients in the United States suffer from heart failure, with an additional 670,000 new cases of heart failure diagnosed each year. In a study we commissioned, Trinity Partners estimates that approximately 3.5 million patients, suffer from ischemic heart failure. We are not aware of definitive data on the number of ischemic heart failure patients who have exhausted all potential revascularization options and whose only treatment option is a heart transplant. However, Trinity Partners estimates that there are between 200,000 and 300,000 patients who fall into this category and who would be eligible for treatment with ALD-201. According to the Healthcare Cost and Utilization Project, the median hospital cost associated with heart transplantation is approximately $307,000 per transplant. Based on an assumed annual treatable patient population of 200,000 and an estimated price per ALD-201 treatment of $25,000, we estimate the annual market opportunity for ALD-201 in the United States to be $5.0 billion.

Clinical Development of ALD-201

Phase 1 Clinical Trial

In August 2008, investigators at the Texas Heart Institute completed a 20-patient Phase 1 clinical trial of ALD-201. This trial was designed to evaluate the safety and potential efficacy of ALD-201 as a treatment for ischemic heart failure.

Trial Design. This clinical trial was conducted as a randomized, double-blind, placebo-controlled trial. Patients in the ALD-201 treatment group received an injection of ALD-201 using a specialized investigational catheter. Patients in the placebo control group received an injection of an equivalent volume of placebo using the same catheter delivery system. Investigators assessed patients for endpoints for the first six months after the injection and then followed them for an additional six months. After the initial six-month assessment, patients in the control group were offered the opportunity to be treated with ALD-201 and then evaluated as though they had been initially placed in the ALD-201 treatment group.

The clinical investigators in this trial used the NOGA® XP Cardiac Navigation System and the MyoStar catheter developed by Biosense Webster Inc. for the injection of ALD-201 and the placebo. The MyoStar catheter is a highly specialized, experimental catheter designed to inject agents into the heart. It has not been approved by the FDA for use with ALD-201 or any commercial use. The catheter is used together with the NOGA electromechanical mapping system, which creates a real-time, three-dimensional map of the patient’s heart. The location information displayed on the mapping system screen gives the location of the catheter tip, which allows for precise targeting of injections into the targeted areas of the heart muscle. The NOGA mapping system helps identify ischemic but viable heart muscle where the injection of ALD-201 is to be administered.

Endpoints. The primary objective of this clinical trial was to evaluate the safety of ALD-201. Secondary endpoints included efficacy evaluations, including aerobic capacity and walking distance. Other endpoints included change in clinical status, blood flow measures, imaging tests, such as echocardiograms and single-photon-emission computed tomography, or SPECT, and subjective measures of quality of life.

To assess aerobic capacity, the investigators observed a commonly used measure known as maximum oxygen consumption during exercise, or MaxVO2. MaxVO2 is measured in terms of milliliters of oxygen used by the patient per kilogram of body mass per minute, or ml/kg/min. We believe that MaxVO2 is important because impaired MaxVO2 is predictive of mortality in patients with ischemic heart failure.

To evaluate echocardiography results, the investigators used a measure of the adequacy of cardiac function known as left ventricular end-systolic volume, or LVESV. LVESV, measured in milliliters, or ml, is the volume of the heart’s left ventricle at the end of a contraction. A smaller volume reflects an improvement in cardiac function. A reduction in LVESV associated with medical interventions has also been shown to correlate with survival of patients with ischemic heart failure. The reported LVESV measurements were determined by the average of two readings performed by independent echocardiography specialists. The second reading was taken after the results of the initial reading were known and was not part of the initial trial design.

Inclusion and Exclusion Criteria. Only patients with no further revascularization options were eligible to participate in this trial. In addition, patients were required to have an observed left ventricle ejection fraction no greater than 45%, meaning that their left ventricle pumps less than 45% of the total blood in the ventricle per heartbeat, and to be in specified classes under the Canadian Cardiovascular Society system for the measurement of angina or to have symptoms of heart failure. Patients were also required to have a reversible perfusion defect on SPECT. Key exclusion criteria included high-risk acute coronary syndrome, a recent heart attack or a left ventricular wall thickness of less than eight millimeters at the target injection site.

Safety Results. We have analyzed safety results for all patients in the trial through the initial six-month period following injection. ALD-201 was well-tolerated in the trial. Adverse events in general were distributed similarly between the ALD-201 treatment group and the placebo group.

One patient in the ALD-201 treatment group experienced an acute myocardial infarction, or heart attack, which did not occur near the time of the injection and was considered by the investigator to be unrelated to treatment. There were no procedural complications that occurred during or shortly after the catheter injection procedure in the ALD-201 treatment group. In the placebo group, one patient experienced a ventricular arrhythmia and another patient experienced a ventricular tachycardia. Both events occurred during the NOGA mapping procedure and were considered to be related to the procedure. After the initial six-month evaluation period, two patients treated with ALD-201 experienced ventricular tachycardia, one 210 days after treatment and one 261 days after treatment. The investigators initially determined that these events were unrelated to the treatment with ALD-201. Subsequently, the independent data safety monitoring board requested that these events be characterized as possibly related to treatment. In addition, one patient who elected to switch from the placebo group to the ALD-201 group after the initial six-month period experienced a mild embolic stroke 198 days after treatment with placebo and two days after crossover treatment with ALD-201, which the investigator determined was possibly related to the treatment with ALD-201 or the procedure.

We believe that the number and nature of the serious adverse events in this trial are consistent with what one would expect given the serious condition of patients suffering from ischemic heart failure and having no revascularization options, which was the primary inclusion criteria for the study.

Efficacy Results. We observed the following efficacy results in patients at their initial six-month assessment:

•

The improvement in MaxVO2 was greater in the ALD-201 treatment group than in the placebo group at the end of the six-month period. The mean MaxVO2 in the ALD-201 treatment group improved by 14.2%, from 15.5 ml/kg/min at baseline to 17.7 ml/kg/min at the six-month evaluation. The mean MaxVO2 in the placebo group improved by 3.5%, from 14.1 ml/kg/min at baseline to 14.6 ml/kg/min at the six-month evaluation. This difference was not statistically significant.

•

The improvement in LVESV was greater in the ALD-201 treatment group than in the placebo group at the end of the six-month period. The mean LVESV in the ALD-201 treatment group improved by 7.8%, from 93.2 ml at baseline to 85.9 ml at the six-month evaluation. The mean LVESV in the placebo group improved by 0.2%, from 94.9 ml at baseline to 94.7 ml at the six-month evaluation. This difference was also not statistically significant.

The results were consistent with our hypothesis that the angiogenic properties of the ALDHbr cell populations may help restore blood flow in areas of ischemia. Specifically, we observed a statistically significant reduction of ischemia in the patients in the ALD-201 treatment group, as compared to the placebo group. Although the total at-risk tissue, consisting of both non-viable tissue and ischemic tissue, did not change meaningfully, there was a reduction in mean amounts of ischemic tissue, as measured by SPECT, in the ALD-201 treatment group from 6.6% at baseline to 2.6% at the six-month evaluation. In comparison, the mean amount of ischemic tissue in the placebo group increased from 4.3% at baseline to 8.0% at the six-month evaluation. These findings had a p-value of 0.045.

Planned Phase 2 Clinical Trial

Based on the data from our Phase 1 trial, we intend to commence a Phase 2 trial for ALD-201 in 2011.

Trial Design. The Phase 2 trial will be a double-blind, placebo-controlled trial designed to assess the ability of ALD-201 to improve clinical and functional outcomes in patients with ischemic heart failure. The trial size will be approximately 60 patients, with equal numbers randomly receiving an injection of either ALD-201 or placebo using the MyoStar catheter and the NOGA mapping system.

Endpoints. The primary endpoint of the Phase 2 trial will be a combination endpoint of mortality and hospitalization for cardiac events for patients receiving ALD-201 compared to those receiving the placebo. Secondary endpoints will include change in 6-minute walk distance, MaxVO2, echocardiographic findings, including LVESV and other measures of muscular function, subjective measures of quality of life and changes in classification of heart failure, as measured by systems established by the Canadian Cardiovascular Society, New York Heart Association and others.

We will also measure the effect of ALD-201 on angina pectoris by measuring the frequency of angina and the use of anti-anginal medications.

Inclusion and Exclusion Criteria. Only patients with no further revascularization options will be eligible to participate in this trial. In addition, patients will be required to have an observed left ventricular ejection fraction no greater than 45% and to be in specified classes under the Canadian Cardiovascular Society system for the measurement of angina or to have symptoms of heart failure. Patients will also be required to have a reversible perfusion defect on SPECT. Key exclusion criteria will include high-risk acute coronary syndrome, a recent heart attack or a left ventricular wall thickness of less than eight millimeters at the target injection site. These patient inclusion and exclusion criteria will be similar to those used in the Phase 1 trial of ALD-201.

Plans for Future Development. If the results of the Phase 2 clinical trial are positive, we intend to seek a collaborative partner to fund one or more pivotal Phase 3 clinical trials.

ALD-401

We are currently developing ALD-401 for post-acute treatment of ischemic stroke. To produce ALD-401, we will receive 150 milliliters of bone marrow collected from the patient. At our manufacturing facility, we will process the bone marrow to isolate and capture the ALDHbr cells. We expect to be able to deliver the resulting ALD-401 within 36 hours of our receipt of the bone marrow to the patient’s physician, who will then administer ALD-401 by a single injection directly into the carotid artery of the patient approximately two weeks following the stroke.

Ischemic Stroke

Strokes are characterized by the rapidly developing loss of brain function due to a significant diminution in the blood supply to the brain. Strokes are typically classified into two major categories, ischemic and hemorrhagic. Ischemic strokes result from an inadequate supply of blood and oxygen to the brain due to blockage of an artery, such as by a blood clot, while hemorrhagic strokes result from rupture of a blood vessel or an abnormal vascular structure.

Patients suffering an ischemic stroke can receive a drug called tissue plasminogen activator, or tPA, which is currently the only FDA-approved acute treatment for ischemic stroke. tPA is administered intravenously to break up clots and restore blood flow to the brain. However, it is only approved for use within three hours of the onset of symptoms, and many patients who have suffered an ischemic stroke are unable to reach a hospital for diagnosis and treatment within this period. The use of tPA can also lead to bleeding in the brain. There are no currently approved therapies for treatment of ischemic stroke after this three-hour period, which we refer to as post-acute treatment.

Market Opportunity for ALD-401

The American Heart Association estimates that approximately 800,000 patients in the United States suffer a stroke each year. According to the Centers for Disease Control and Prevention, approximately 87% of strokes are ischemic. In a study we commissioned, Trinity Partners estimates that the annual patient population who would be candidates for treatment with ALD-401 is between 176,000 and 265,000 patients. Trinity Partners also estimates that the annual nursing home and in-home costs of the post-acute treatment of an ischemic stroke patient is approximately $30,000. The American Heart Association estimates the mean lifetime cost of ischemic stroke in the United States to be approximately $140,000. Based on an assumed annual treatable patient population of 176,000 and an estimated price per ALD-401 treatment of $20,000, we estimate the annual market opportunity for ALD-401 in the United States to be $3.5 billion.

Preclinical Research—Rationale for the Use of ALDHbr Cell Populations in Ischemic Stroke

We have completed a preclinical study in collaboration with academic researchers at Duke University Medical Center, or Duke, to study the use of ALDHbr cells in treating ischemic stroke two weeks following the stroke. In this study, the middle cerebral artery in mice was temporarily blocked in order to induce a stroke. One group of mice was treated 14 days later by injecting ALDHbr cells sorted from human bone marrow into their carotid arteries, while a second group was untreated. In this study:

•	Imaging showed that the ALDHbr cells migrated to the area of the tissue damage in the brain resulting from the stroke.

•

At four weeks after the injection of ALDHbr cells, or six weeks after the stroke, researchers assessed the neuromuscular coordination and motor abilities of the mice by testing their ability to maintain their balance on a rotating rod. The recovery of motor function in the mice treated with ALDHbr cells improved by 41% within the four-week period, compared to an improvement of 11% in the untreated group. This finding was statistically significant, with a p-value of less than 0.05.

•

The researchers also measured brain volumes of the mice following the strokes and noted that the mice treated with ALDHbr cells experienced a statistically significant slowing of decreased brain volume following the stroke when compared to the untreated mice, with a p-value of less than 0.05.

•

The researchers used magnetic resonance spectroscopy of biomarkers to measure stroke-induced decrease in cell viability, noting that the mice receiving treatment with ALDHbr cells had a statistically significant reversal of stroke-induced decline in cell viability in the brain hemisphere opposite the stroke when compared to the untreated group, with a p-value of less than 0.05.

In another study we conducted in collaboration with the University of California at Davis, stroke was similarly induced in mice. Two weeks after the stroke, one group of mice was treated by injecting ALDHbr cells into the carotid artery and another group was injected with a neutral delivery vehicle. The researchers used laser Doppler imaging to compare perfusion of the brains in the mice that received ALDHbr cells with the brains of mice who received only the delivery vehicle. Brain perfusion was seriously impaired in both groups of mice two weeks after stroke, before the mice were treated. Four weeks after the treatment, or six weeks after the stroke, the brains of the mice that received the delivery vehicle remained impaired, but perfusion in mice that received ALDHbr cells had returned to normal levels. We believe this increase in brain perfusion, taken together with the preclinical research suggesting the potential angiogenic activity of ALDHbr cells, suggests that angiogenesis may participate in restoring brain volume, brain cell viability and behavioral function in mice treated with ALDHbr cells following a stroke.

We believe that these mouse studies provide additional evidence that ALDHbr may promote the restoration of perfusion in ischemic tissue in humans and that these cell populations may have potential as a post-acute treatment for ischemic stroke through their ability to promote tissue growth.

Clinical Development of ALD-401

Based on our preclinical research, we intend to file an IND and initiate a Phase 2 clinical trial of ALD-401 for the post-acute treatment of ischemic stroke in 2010.

Trial Design. The Phase 2 trial will be a double-blind, placebo-controlled trial designed to assess the safety of ALD-401 and its potential efficacy to improve clinical outcomes in patients with ischemic strokes when administered after the acute stage. The trial size will be approximately 100 patients, with approximately 60%

receiving an injection of ALD-401 into the carotid artery and 40% receiving a placebo injection. Both ALD-401 and placebo will be injected between 13 and 19 days after the stroke. We have designed this trial to allow us to determine the number of patients that would be required to demonstrate a statistically significant effect on potential primary efficacy endpoints in a pivotal Phase 3 trial.

Endpoints. The primary objective of this clinical trial is to evaluate the safety of ALD-401. Secondary endpoints include change from baseline in the modified Rankin Scale, or mRS, and the number of subjects achieving a specified mRS score at three months, change from baseline in mRS at six months, and changes from baseline in the NIH stroke scale and Barthel Index at three and six months. The mRS is a commonly used global disability scale for assessing stroke patients. It is a measure of functional ability that can be determined using a simple set of questions. It is frequently used to assess 90-day follow-up for stroke patients. Under the mRS, the patient is given a score ranging from zero, reflecting no symptoms at all, to six, in the case of death. An mRS score of two or less is often referred to in interventional stroke trials as a positive outcome, or functional independence. The NIH stroke scale is a 15-item neurologic examination stroke scale used to evaluate the effects of ischemic stroke by ranking the patient on a variety of common symptoms. A trained observer rates the patient’s ability to answer questions and perform activities. Based on these ratings, patients receive an overall score ranging from zero, reflecting no neurological deficit, to 42, in the case of death. A stroke is generally considered to be moderate if it results in an NIH stroke scale score of eight or greater and severe if it results in a score of 15 or greater. The Barthel Index measures the ability of patients to live at home without assistance at 90 days after treatment.

Safety will be evaluated by the occurrence of adverse events in the two groups, as well as post-procedural changes in the diffusion-weighted MRI scan of the brain.

Inclusion and Exclusion Criteria. Only patients with unilateral ischemic strokes will be eligible to participate in the Phase 2 clinical trial. In addition, the patient must have an NIH stroke scale score between 7 and 22 prior to treatment.

Plans for Future Development. If the results of the Phase 2 clinical trial are positive, we intend to initiate one or more pivotal Phase 3 trials. We may seek a collaborative partner to fund all or a portion of these potential pivotal trials.

Other Ongoing Clinical Activities With ALDHbr Cells

We are supplying or intend to supply ALDHbr cells for use in investigator-sponsored clinical studies that we expect will provide additional information about the mechanism of action of ALDHbr cells, effective routes of administration of these cells and product safety. We expect that these studies will inform further clinical development. In one ongoing Phase 1 clinical trial, investigators at Duke are treating patients with ALD-151, a population of ALDHbr cells produced by sorting cord blood, as an agent to possibly improve engraftment following cord blood transplants used to treat leukemia. Investigators at the Terry Fox Laboratory in Vancouver, British Columbia are preparing an application for regulatory approval of a second clinical trial for this indication. These investigators have received funding approval from the Canadian Stem Cell Network for this trial. Investigators at Duke have also received clearance from the FDA to begin a Phase 1 clinical trial of ALD-601, a different formulation of ALDHbr cells sorted from cord blood, to treat inherited metabolic diseases through in utero stem cell transplantation. Other Duke investigators are preparing an IND for a Phase 1 trial of ALD-451, a population of ALDHbr cells produced by sorting bone marrow, for improvement of brain damage resulting from irradiation of brain tumors.

Potential Use of ALDHbr Cell Populations in Other Therapeutic Areas

We believe that ALDHbr cells may have broad applicability in a variety of other therapeutic areas. For example, in a preclinical study conducted by academic researchers at Washington University using a mouse model of multi-organ failure in human lysosomal storage disease, researchers injected human ALDHbr cells into the mice and then observed that the cells were present in the damaged tissue. Other academic investigators have reported that human muscle stem cells and pancreatic mice stem cells express high levels of ALDH activity and that ALDHbr cells can be isolated from these sources using our technology. Furthermore, these ALDHbr cells appeared to have differentiated into a variety of tissue types depending on the nature of the damaged tissue. We believe that these results suggest that ALDHbr cell populations could have the potential to help promote the repair of a variety of tissues in clinical indications such as in orthopedics, eye diseases, diabetes, kidney diseases, muscle disorders and neurological disorders.

Discontinuation of ALD-101

In January 2010, we decided not to pursue further development of a product candidate, ALD-101. ALD-101 was a population of ALDHbr stem cells we produced using our technology to sort umbilical cord blood. We were evaluating its efficacy in improving engraftment following umbilical cord blood transplants used to treat inherited metabolic diseases in children.

In a Phase 1 clinical trial of ALD-101, we had observed in patients receiving ALD-101 a median time to platelet engraftment, defined as a restoration of platelets circulating in the bloodstream to a specified level following an umbilical cord blood transplant, of 53 days following the transplant. This compared to a median time of 97 days in patients studied in an earlier clinical trial conducted by the National Institutes of Health, which was known as the COBLT trial. The improvement in platelet engraftment times we observed for ALD-101 patients in our Phase 1 clinical trial, when compared to the results in the COBLT trial, encouraged us to pursue a pivotal Phase 3 clinical trial of ALD-101, and we had begun to enroll patients in that trial. We had planned to use the results of the COBLT trial as a historical control for our Phase 3 pivotal clinical trial, meaning that we would have compared the results from our Phase 3 pivotal clinical trial with the results of the COBLT trial for purposes of determining the efficacy of ALD-101.

During the course of the Phase 3 trial, however, we had discussions with the FDA from which we learned that the FDA would likely not accept the data from the COBLT trial as a satisfactory comparator to evaluate the efficacy of ALD-101 in our pivotal clinical trial. Concurrently, we noted that advances in medical practice since the time the COBLT trial had been completed had resulted in a decrease in platelet engraftment times in children receiving umbilical cord blood transplants, which had been the primary endpoint of our pivotal Phase 3 clinical trial. These advances had improved platelet engraftment times substantially below the 97-day median in the COBLT trial.

As a result of this new information, we concluded that a large, controlled clinical trial would have been necessary in order to potentially demonstrate the efficacy of ALD-101 in reducing platelet engraftment times. We believe this would have required the expenditure of significant capital resources and would have taken a prohibitively long time to complete. We determined that further development of ALD-101 was not a prudent use of our resources in light of the modest potential commercial market for the product candidate, particularly compared to the potential markets for our cardiovascular product candidates. Therefore, we terminated enrollment in the pivotal clinical trial and discontinued any further development of ALD-101.

Our Research and Diagnostic Products

In addition to our therapeutic product candidates in clinical development, we have commercialized two research and diagnostic products based on our technology. We sell both of these products through a third-party distributor.

ALDEFLUOR

ALDEFLUOR is a reagent system for use only in research activities to identify and isolate stem cells and progenitor cells based on ALDH activity. ALDEFLUOR is optimized for identifying human hematopoietic cells, but has also been adapted for use with other cell types. ALDEFLUOR is not capable of producing any of our therapeutic product candidates. We have sold ALDEFLUOR units to researchers since 2003 and have received cumulative revenues of approximately $1.2 million from our inception through March 31, 2010.

ALDECOUNT

ALDECOUNT is a diagnostic product for identification and counting of ALDHbr cells in vitro using flow cytometry. The FDA has given pre-market clearance to ALDECOUNT for use with fresh or frozen human peripheral blood, umbilical cord blood and bone marrow and for use in leukapheresis, a process by which white blood cells are separated from a sample of blood. Researchers and diagnostic laboratories use ALDECOUNT for a variety of applications, including the assessment of cardiovascular health by counting circulating progenitor cells and the assessment of bone marrow transplant quality by counting hematopoietic stem cells. A multicenter clinical trial funded by the National Marrow Donor Program is underway to assess the use of ALDECOUNT as a standard assay for prospectively measuring cord blood unit potency during the process of selecting a unit for a patient. We also use ALDECOUNT internally in our clinical trials to assess the stem cell count in our product candidates. We have sold ALDECOUNT to clinical and research laboratories since 2004 and have received only nominal revenues to date from the sale of ALDECOUNT.

Manufacturing

We manufacture all of our product candidates at a facility located at our corporate headquarters in Durham, North Carolina. The facility contains 3,500 square feet of clean room space for manufacturing activities and 1,500 square feet of support space, including a quality control laboratory for performing final product testing and release. The facility was designed and constructed to meet all FDA and European Union regulatory requirements for good manufacturing practices. This facility is registered with the FDA as a cell manufacturing establishment, and we believe that we are operating it in compliance with FDA-required current good manufacturing practices, or cGMP, and current good tissue practices, or cGTP. We believe this facility has the capacity to manufacture the quantities of our product candidates necessary for Phase 2 and 3 trials of ALD-301, ALD-201 and ALD-401 as well as the supply of ALD-151, ALD-601 and ALD-451 in support of other investigator-sponsored clinical trials. In addition, we believe that we can scale our current manufacturing process to support future clinical development programs and potential commercialization efforts. If we receive marketing approval for any of our product candidates, we also intend to evaluate the need for strategically located regional facilities where we could produce these products in close proximity to key treatment centers or major airports.

We currently use traditional cell sorting equipment to manufacture our product candidates. We believe that our current isolation methodologies are sufficient to produce a sufficient number and quality of ALDHbr cells to advance our product candidates through clinical trials and to commence commercialization if we receive marketing approval. However, we believe that there are a number of ways to enhance our processes that could reduce our manufacturing costs and allow us to efficiently scale our production capacity in the event that all of our product candidates receive marketing approval. As a result, we are currently developing new processes and are in discussions with other companies to develop new instruments to improve our manufacturing efficiency.

Sales and Marketing

We currently have limited sales and marketing capabilities and no distribution capabilities.

We plan to pursue strategic collaborations to support and facilitate the development and commercialization of some of our product candidates. In particular, we would expect to explore collaboration arrangements with leading pharmaceutical or biotechnology companies for the commercialization of ALD-301, ALD-201 and ALD-401, which we are developing for target indications with large addressable patient populations that we believe are better served by large sales and marketing organizations. Furthermore, if we choose to pursue approval of any of our product candidates by foreign regulatory authorities, we would evaluate the potential for collaborations with third parties to assist in the development and commercialization of these product candidates in international markets.

Intellectual Property

Our practice is to file patent applications to protect technology, inventions and improvements that we consider important to the development of our business, unless we believe we would gain a competitive advantage by keeping such technology a trade secret instead. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We plan to aggressively protect and defend our patents and proprietary technology.

Through our experience with product development with stem cells sorted by ALDH activity, we have developed particular expertise and know-how in this field. To protect this non-patentable know-how, we enter into confidentiality agreements with our employees, consultants and contractors. These agreements typically provide for protection of confidential information, restrictions on the use of materials and assignment of inventions conceived during the course of performance for us. However, we cannot assure you that these agreements will effectively prevent disclosure of our confidential information.

We currently have exclusive licenses from Duke University, or Duke, and The Johns Hopkins University, or JHU, to three families of patent applications, which consist in total of four issued U.S. patents, one pending U.S. patent application, and six issued foreign patents or pending foreign patent applications. Within these exclusively licensed patent families, we currently have two issued U.S. patents and one allowed U.S. application, as well issued patents in Australia, Europe and Singapore, and pending applications in Europe, Canada and Japan, with claims directed to our product candidates. We also own four additional pending U.S. patent applications and ten related pending patent applications in foreign countries, including Canada, Europe and Japan. The issued patents and pending patent applications included in our portfolio are directed to methods used to manufacture cell populations that express high levels of ALDH, chemistry used in the manufacturing processes, kits that embody this chemistry, the composition of sorted cell populations that express high levels of ALDH, and the therapeutic use of these cell populations.

The following provides a summary of our key U.S. patents and pending U.S. patent applications, their application and the expiration date of the U.S. patents.

U.S. Patent	Subject Matter	Application	Expiration
US5,876,956	Methods for Identification or Purification of Cells Containing an Enzymatic Intracellular Marker	ALDEFLUOR	2016
US6,537,807	Hematopoietic Stem Cells	ALDECOUNT	2018

US6,627,759	Method of Isolating Stem Cells	All product candidates	2019
US6,991,897	Method of Isolating Stem Cells	All product candidates	2020

Pending U.S. Applications
—	Method of Isolating Stem Cells	All product candidates	—
—	Stem Cell Populations and Methods of Use	All product candidates	—
—	Methods For Improved Engraftment Following Stem Cell Transplantation	ALD-151	—
—	Methods For Using ALDHbr Cells to Supplement Stem Cell Transplantation	ALD-151	—

Patent life determination depends on the date of filing of the application or the date of patent issuance and other factors as promulgated under patent law. The United States Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, permits a patent extension of up to five years as compensation for patent term lost during the FDA regulatory development and review process. The patent term restoration period is one-half of the time between the effective date of an investigational new drug, or IND, application and the submission date of a biologics license application, or BLA, plus the time between the submission date of a BLA and the approval of the product. Only one patent applicable to the earliest approved product containing a particular active ingredient is eligible for the extension. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves applications for patent term extension. We expect to apply for patent term extensions for eligible patents and products to add patent life beyond the expiration date, depending on the expected length of clinical trials and other factors involved in the filing of a BLA.

Unless an issued patent covering our product candidates is extended due to the time it takes to obtain market approval, the issued patents currently covering our product candidates will expire in 2019 and 2020. Accordingly, in the United States, we will likely rely primarily on the regulatory exclusivity provided through the recently amended Public Health Service Act with the approval of a BLA for our first product candidates. If we have the first approved BLA for our product candidates, we will be granted 12 years of regulatory exclusivity, which prevents the FDA from approving an abbreviated BLA for a follow-on biologic product, or a similar biological product, that would be relying in part on our data to otherwise accelerate the approval of the other product.

We were founded on the basis of technology obtained from Duke and JHU. In 2000, we entered into separate technology transfer and license agreements with Duke and JHU. Pursuant to these license agreements, we obtained exclusive worldwide licenses to specified patents owned by Duke and JHU, with the right to grant sublicenses. These licenses are subject to specified rights of the United States government, based on governmental agencies’ partial funding of the research underlying the licensed patents. The licenses are also subject to Duke’s and JHU’s retained rights under the granted patents for non-commercial research, testing and educational purposes. We are responsible for all patent prosecution costs under both license agreements, and we have the first right to enforce the licensed patents.

License Agreement with Duke University

General. Under our license agreement with Duke, Duke has granted us an exclusive, worldwide license under its patents and applications and a non-exclusive, worldwide license under its know-how, with the right to sublicense, including patents, applications and know-how that relate to methods for isolating and manufacture ALDHbr cell populations, to make, have made, use, import, offer to sell, sell, offer to provide and provide licensed products for all uses.

Fees and Liabilities. Under the terms of the Duke license agreement, our continuing material obligations include:

•

the payment to Duke, through the termination or expiration of the agreement, of low single-digit running royalties, subject to specified limitations, based on net sales of products covered by, and revenue received from sublicenses of, the granted patents;

•	the payment of minimum annual royalties of $5,000, subject to increase to $25,000 upon the achievement of specified development and commercialization milestones;

•	the reimbursement of patent costs incurred by Duke; and

•	the satisfaction of specified commercialization requirements.

To date, we have paid Duke an aggregate total of approximately $88,000 in cash, which includes reimbursements for patent costs and minimum annual royalties, including royalty payments based on net sales of ALDEFLUOR and ALDECOUNT. In connection with entering into the license agreement in 2000, we also issued 300,000 shares of our common stock to Duke, which we valued at $30,000 at the time of issuance.

Termination. The Duke license agreement remains in effect for the life of the last to expire of the patents included in the licensed patents, at which time the license granted to us will become non-exclusive and fully paid-up under the know-how. We expect that this will occur no earlier than 2020. The license agreement is terminable by Duke if there is an uncured material breach of the agreement by us, for our fraud, willful misconduct or illegal conduct or for our failure to satisfy the specified commercialization requirements.

License Agreement with Johns Hopkins University

General. Under our license agreement with JHU, JHU has granted us an exclusive, worldwide license, with the right to sublicense, under its U.S. patent relating to flow sorting of stem cell populations based on a fluorescent ALDH substrate, to make, have made, use and sell licensed products and provide licensed services in the fields of reagent sales, as well as therapeutic and diagnostic uses. In 2009, we entered into an amendment to our agreement with JHU to revise the development milestones with respect to our product candidates.

Fees and Liabilities. Under the terms of the JHU license agreement, as amended, our continuing material obligations include:

•

the payment to JHU, through the termination or expiration of the agreement, of mid-single-digit running royalties, based on net sales of ALDEFLUOR, ALDECOUNT or other products covered by the licensed patent;

•

the payment of minimum annual royalties and maintenance fees in the amount of $10,000, regardless of sales or other milestones, although the payment of any minimum annual royalty will be credited against the required payment of a running royalty in the corresponding year;

•	the reimbursement of patent costs incurred by JHU; and

•	the payment of up to $222,500 in the aggregate upon the satisfaction of specified development milestones.

To date, we have paid JHU an aggregate total of approximately $151,000 under this agreement, which includes upfront license fees, reimbursement of patent costs and minimum annual royalties, including royalty payments based on net sales of ALDECOUNT and ALDEFLUOR, and an amendment fee.

Termination. The JHU license agreement remains in effect until the date of expiration of the last to expire patent included in the licensed patents. We expect that this will occur no earlier than 2016. The license agreement is terminable by JHU if we fail to meet specified development and commercialization milestones, if there is an uncured material breach of the agreement by us or if we become the subject of a bankruptcy proceeding.

Competition

Our industry is subject to rapid and intense technological change. We face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug discovery activities or funding, both in the United States and abroad. Some of these competitors are pursuing the development of drugs and other therapies that target the same diseases and conditions that we are targeting with our product candidates.

Many of the companies competing against us have financial and other resources substantially greater than ours. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products, and marketing and selling those products. Accordingly, our competitors may succeed more rapidly than us in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no commercial-scale experience.

The primary competitors and potential competitors for our product candidates include:

•

ALD-301. We are developing ALD-301 for the treatment of critical limb ischemia patients with no further revascularization options. ALD-301 would compete with pharmaceutical therapies and cell-based therapies being developed to treat critical limb ischemia, although there are no FDA-approved therapies for the treatment of this condition. To the extent that therapies are developed that reverse the progression of the ischemic damage, it could have the effect of reducing demand for ALD-301. Potential pharmaceutical therapies being developed for critical limb ischemia include several strategies to use the tissue repair activities of cytokines, which are regulatory proteins released by the immune system, to increase blood flow to the damaged limb tissue. In some strategies, purified recombinant cytokines, such as hepatocyte growth factor, are being administered locally to the damaged limb. Gene constructs for cytokines are also being administered on the theory that cells taking up the gene will manufacture cytokines locally. Cell-based therapies, such as other bone marrow-derived stem cell therapies, are being pursued by companies such as Aastrom Biosciences, Inc. and Pluristem Therapeutics Inc. In addition, some companies, such as Harvest Technologies Corp., are developing devices to facilitate the production of therapeutic cell populations by clinicians for the treatment of critical limb ischemia.

•

ALD-201. We are developing ALD-201 for the treatment of ischemic heart failure patients with no further revascularization options. Accordingly, we do not believe that ALD-201 would compete directly with other therapies that have been exhausted by the patient. However, to the extent that therapies are developed that reverse the progression of the ischemic damage or restore blood flow, it could have the effect of reducing demand for ALD-201. New pharmaceutical agents or devices that improve the repair of cardiac injury after a heart attack, with the result that fewer patients develop ischemic heart failure, would also represent a competitive threat. Cell-based therapies such as skeletal myoblasts and adipose-derived stem cells are being pursued for the treatment of ischemic heart failure by companies such as Bioheart, Inc. and Angioblast Systems, Inc. In addition, some companies, such as Cytori Therapeutics, Inc. and Baxter International Inc., are developing devices to facilitate the production of therapeutic cell populations by clinicians for the treatment of ischemic heart failure.

•

ALD-401. We are developing ALD-401 for the post-acute treatment of ischemic stroke. New pharmaceutical agents or devices that improve blood flow after stroke would represent a competitive threat. Cell-based therapies are being pursued for the treatment of ischemic stroke by companies such as Reneuron Group, Athersys, Inc. and Stemedica Cell Technologies Inc. We are not aware that any of these companies has begun clinical trials of their cell-based therapies.

We may also face competition in the future from other companies that are researching and developing stem cell therapies. We expect to compete based upon, among other things, the efficacy of our product candidates, our intellectual property portfolio and our manufacturing capabilities. Our ability to compete successfully will depend on our continued ability to attract and retain skilled and experienced scientific, clinical development and executive personnel, to identify and develop viable biologic candidates and to exploit these product candidates commercially before others are able to develop competitive products.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising promotion, distribution, marketing, import and export of biological products such as those we are developing. The process of obtaining required regulatory approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there is no guarantee that we will successfully complete the steps needed to obtain regulatory approval of any of our product candidates. In addition, these regulations may change and our product candidates may be subject to new legislation or regulations.

U.S. Government Regulation

In the United States, our product candidates are regulated by the FDA as biological products. Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and related regulations, and other federal, state and local statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an Institutional Review Board, or IRB, of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Failure to comply with the applicable U.S. regulatory requirements also may result in investigations, prosecutions or enforcement actions by the U.S. Department of Justice or other federal or state government agencies. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•

completion of preclinical laboratory and animal tests conducted in compliance with the FDA’s good laboratory practice, or GLP, requirements to assess a product’s biological activity and to identify potential safety problems, and to characterize and document the product’s manufacturing controls and stability;

•	submission to the FDA of an investigational new drug, or IND, application, which must become effective before clinical testing in humans can begin;

•	obtaining approval of IRBs of research institutions or other clinical sites to introduce the biologic product candidate into humans in clinical trials;

•

completion of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the product for its intended indication conducted in compliance with the FDA’s good clinical practice, or GCP, requirements;

•	compliance with applicable cGMP regulations and standards and, for cell-based products, cGTP regulations;

•	submission to the FDA of a biologics license application, or BLA, for marketing approval that includes, among other things, results of preclinical testing and clinical trials;

•	FDA review of the BLA in order to determine, among other things, whether the product is safe and effective for its intended uses; and

•

satisfactory completion of an FDA inspection of the facility or facilities at which the product is manufactured, processed, packaged or held to assess compliance with cGMP and cGTP requirements, prior to any commercial sale or shipment of the biological product.

Preclinical Studies and IND Submission

Preclinical studies include laboratory evaluation of the product candidate and animal studies to assess its potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature to the FDA as part of an IND. The IND will also include the protocols for the initial clinical trials and an investigator’s brochure, and the IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials as outlined in the IND. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing prior to their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the study protocol and informed consent for any clinical trial before it commences at that institution. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined, such as in the case of our completed Phase 1/2 trial of ALD-301 for critical limb ischemia:

•

In Phase 1 trials, the product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance and biological response.

•

In Phase 2 trials, the product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

•

In Phase 3 trials, the product candidate is administered to an expanded patient population generally at geographically dispersed clinical trial sites to further evaluate dosage, clinical efficacy and safety and to establish the overall risk-benefit ratio of the product candidate and an adequate basis for product labeling.

•

The FDA may require Phase 4 trials or other post-marketing trials if it finds that additional clinical information must be collected following market entry or it may condition approval of a product on the sponsor’s agreement to conduct additional clinical trials to further assess the product’s safety and effectiveness after approval.

Clinical trials may not be completed successfully within any specified time period, or at all. Further, the FDA, an IRB or the product candidate’s sponsor may prevent clinical trials from beginning or suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.

Marketing Approval

Assuming successful completion of the required clinical trials, the results of product development, preclinical studies and clinical studies, descriptions of the manufacturing process and other relevant information concerning the safety, purity and potency of the biological product candidate are submitted to the FDA in the form of a BLA. In most cases, the BLA must be accompanied by a substantial user fee. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, purity and potency. Under the Prescription Drug Fee Act, the FDA has committed to reviewing most standard BLAs in 10 months, although the FDA’s review process can sometimes be longer.

The FDA may request that an Advisory Committee review the BLA and make a recommendation as to whether the application should be approved and under what conditions. The Advisory Committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. Committee recommendations are not binding on the FDA, but the agency considers them carefully when making decisions.

BLAs for a new product, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may also require sponsors of currently marketed biologics to conduct pediatric studies if the product serves a substantial number of pediatric patients and adequate pediatric labeling could benefit such patients, the product would provide a meaningful therapeutic benefit for pediatric patients or the absence of pediatric labeling could pose a risk to pediatric patients. The FDA may, on its own initiative or at the request of the applicant, defer submission of some or all pediatric data until after approval of the product for use in adults, or grant a full or partial waiver from the pediatric data requirements.

Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

The testing and approval process requires substantial time, effort and financial resources and may take many years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our products and secure the necessary approvals, which could delay or prevent us from marketing our products. The FDA may deny an application if all applicable regulatory criteria are not satisfied or may require additional clinical data. Even if additional clinical data are submitted, the FDA may ultimately decide that the application does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret the data differently than we interpret the data. Even if the FDA approves a product, it may limit the approved therapeutic uses for the product, require that contraindications, warnings or precautions be included in the product labeling, require that additional studies be conducted following approval, or require surveillance programs to monitor the product after commercialization. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further FDA review and approval.

Accelerated Approval

Under the FDA’s accelerated approval regulations, the FDA may approve a biologic product for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments, based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the biological product from the market on an expedited basis. All promotional materials for biologics approved under accelerated regulations are subject to prior review by the FDA.

Combination Products

The FDA has the authority to approve and regulate combination products. A combination product may include a product that includes two or more regulated components such as a biologic product and a device that are combined or produced as a single entity; two or more separate products packaged together in a single package or as a unit; or a product packaged separately that is intended to be used only with an approved drug, device or biological product to achieve the intended effect. In some cases, a combination product might fall under the jurisdiction of more than one agency center within the FDA, for example the center charged with regulating biological products or the center that regulates devices. In these cases, to determine which agency center will be assigned primary responsibility for regulating a particular combination product, the FDA looks to the product’s primary mode of action. To determine the primary mode of action, the FDA assesses the principal means by which a product achieves its most important intended therapeutic effect or action. If the product has a biological primary mode of action, it will likely be regulated by the FDA center focused on regulating biological products. The center with primary jurisdiction may also consult other FDA centers to assist with reviewing a marketing application, as appropriate. In most instances, only a single marketing application is filed with the center at the FDA that is assigned with primary jurisdiction over the application. We believe that ALD-201 may be regulated as a combination product because it requires administration through a specialized medical device, such as the MyoStar system.

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including requirements relating to recordkeeping, periodic reporting, distribution, advertising and promotion, and reporting of adverse experiences with the product.

In addition, manufacturers of biological products must continue to comply with cGMP requirements after approval, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. The requirements apply to all stages of the manufacturing process, including the processing, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products consistently meet high standards of sterility, safety, purity, potency and identity. Changes to the manufacturing process are strictly regulated and generally require prior FDA approval before being implemented.

FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Manufacturing establishments are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP. Future FDA and state inspections may identify compliance issues at our manufacturing facilities or the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

The FDA may withdraw or revoke a product’s approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial action, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, civil penalties or criminal prosecution. Our failure to comply with the applicable U.S. regulatory requirements also may result in investigations, prosecutions or enforcement actions by the U.S. Department of Justice or other federal or state government agencies. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Also, new governmental requirements may be established, including those resulting from new legislation, or the FDA’s policies may change, which could significantly affect our business, including preventing or delaying regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of any adverse governmental legislation, regulation or other administrative action, or what the impact of such changes, if any, may be.

Privacy Laws

Federal and state laws govern our ability to obtain and, in some cases, to use and disclose data we need to conduct research activities. Through the Health Insurance Portability and Accountability Act of 1996, or HIPAA, Congress required the Department of Health and Human Services to issue a series of regulations establishing standards for the electronic transmission of certain health information. Among these regulations were standards for the privacy of individually identifiable health information.

HIPAA does not preempt, or override, state privacy laws that provide even more protection for individuals’ health information. These laws’ requirements could further complicate our ability to obtain necessary research data from our collaborators. In addition, certain state privacy and genetic testing laws may directly regulate our research activities, affecting the manner in which we use and disclose individuals’ health information, potentially increasing our cost of doing business, and exposing us to liability claims. In addition, patients and research collaborators may have contractual rights that further limit our ability to use and disclose individually identifiable health information. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Other Regulations

In addition to privacy law requirements and regulations enforced by the FDA, we also are subject to various local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. These laws include, but are not limited to, the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure you that accidental contamination or injury to employees and third parties from these materials will not occur. We may not have adequate insurance to cover claims arising from our use and disposal of these hazardous substances.

Foreign Regulation

In addition to regulations in the United States, we may be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of biological products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. The requirements governing the conduct of clinical trials and the approval process vary from country to country and the time may be longer or shorter than that required for FDA approval. In the European Union, marketing authorizations may be submitted under a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology products and many pharmaceutical products, and provides for the grant of a single marketing authorization that is valid in all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions and is available at the request of the applicant for medicinal products that are not subject to the centralized procedure.

In addition to regulations in Europe and the United States, we will be subject to a variety of other foreign regulations governing, among other things, the conduct of clinical trials, pricing and reimbursement and commercial distribution of our products. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

To date, we have not initiated any discussions with the European Medicines Agency or any other foreign regulatory authorities with respect to seeking regulatory approval for any of our product candidates in Europe or in any other country outside the United States.

Employees

As of March 31, 2010, we employed 25 individuals, 24 of whom were full-time employees. Of our employees, 20 were engaged in research and development activities and five were engaged in selling, general and administrative activities. None of our employees is represented by a labor union or covered under a collective bargaining agreement, nor have we experienced any work stoppages. We consider our employee relations to be good.

Facilities

Our corporate headquarters, which includes our manufacturing facility, are located in Durham, North Carolina, where we lease approximately 16,000 square feet of space. The lease on our office space expires in April 2013, and the lease on our manufacturing facility expires in December 2013.

Legal Proceedings

We are not currently a party to or engaged in any material legal proceedings. However, we may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of March 31, 2010:

Name	Age	Position
W. Thomas Amick	67	President and Chief Executive Officer, Director
Edward L. Field	45	Chief Business Officer
David P. Carberry	57	Chief Financial Officer
Andrew E. Balber, Ph.D.	65	Chief Scientific Officer
James M. Hinson, M.D.	59	Chief Medical Officer
Richard Kent, M.D.	60	Chairman of the Board of Directors
Joel R. Kimbrough	52	Director
Martin J. Murphy, Ph.D.	67	Director
B. Jefferson Clark	53	Director
Garheng Kong, M.D., Ph.D.	34	Director
William E. Evans, PharmD.	59	Director
Lyle A. Hohnke, Ph.D.	67	Director

Executive Officers

W. Thomas Amick

Mr. Amick has served as our Chief Executive Officer and a director of our company since March 2005 and as our President since March 2010. He also served as the Chairman of our Board of Directors from March 2005 until March 2010. Mr. Amick was retired from March 2004 until he began serving as a consultant to Aldagen in March 2005, before becoming an employee in March 2006. Mr. Amick served in a series of positions with Johnson & Johnson and its subsidiaries and divisions from 1974 until his retirement in February 2004, including Vice President, Business Development at Johnson & Johnson Development Corporation from 2003 to February 2004, President of Ortho Biotech Europe from 2001 to 2003, President of Janssen-Ortho, Inc., from 1999 to 2000 and Vice President of the Oncology Franchise for Ortho Biotech Products from 1997 to 1999. Mr. Amick has served as a director of Discovery Laboratories, Inc., a publicly traded life sciences company, since September 2004, as the chairman of its board of directors since March 2007 and as its interim chief executive officer since August 2009. Mr. Amick received a B.A. degree in business administration from Elon College. The board of directors believes that Mr. Amick’s qualifications to serve on the board include his demonstrated vision and leadership and, as a result of his service as our chief executive officer for over five years, his deep understanding of our operations and business strategy.

Edward L. Field

Mr. Field served as our President and Chief Operating Officer from November 2004 to March 2010. Since then, he has served as our Chief Business Officer. Prior to joining Aldagen, Mr. Field was the President and Chief Executive Officer of Inologic, Inc., a private biopharmaceutical company, from 2002 to September 2004. Prior to joining Inologic, from 1999 to 2002, Mr. Field was the President of Molecumetics, Ltd., a drug discovery and development subsidiary of Tredegar Corporation, until its merger with Therics, LLC, a regenerative medicine company. Mr. Field received a Master of Business Administration degree from the University of Virginia’s Darden School of Business Administration and a Bachelor of Science degree in Economics from Duke University.

David P. Carberry

Mr. Carberry has served as our Chief Financial Officer since March 2008. Prior to joining Aldagen, Mr. Carberry served with Johnson & Johnson and its subsidiaries and divisions in a variety of financial positions from 1981 to February 2008. Most recently, Mr. Carberry served as Vice President, Finance and Chief Financial

Officer of Johnson & Johnson*Merck Consumer Pharmaceuticals Co. from March 2005 to September 2006 and as Vice President, Finance and Chief Financial Officer of Johnson & Johnson Health Care Systems Inc. from 1995 to February 2005. Concurrently, Mr. Carberry acted as Vice President, Finance and Chief Financial Officer of Independence Technology, Inc., a division of Johnson & Johnson, from September 2004 to September 2007. Mr. Carberry received a Master of Business Administration degree from Drexel University and a Bachelor of Science degree in accounting from LaSalle University. Mr. Carberry is a Certified Management Accountant.

Andrew E. Balber, Ph.D.

Dr. Balber is a co-founder of Aldagen, has been employed by us since our inception in 2000 and has served as our Chief Scientific Officer since 2007. Dr. Balber began his work with cell therapies in 1983 when, as a Duke University faculty member in immunology and Director of the Comprehensive Cancer Center Flow Cytometry Facility, he helped organize and manage a university-based, industry sponsored research consortium in immunology. Dr. Balber received a Bachelor of Science degree in biology from Haverford College and his Ph.D. degree from Rockefeller University and completed postdoctoral training in immunology and microbiology at Yale University.

James M. Hinson, Jr., M.D.

Dr. Hinson has been a consultant to our company since July 2009 and has served as our Chief Medical Officer since October 2009. Since 2000, he has been the owner and principal of Unicorn Pharma Consulting, a pharmaceutical development consulting firm. In this role, he has provided consultation to large and small pharmaceutical companies, clinical research organizations and biotechnology organizations in clinical trial construction and management, data analysis, clinical development plans and interactions with financial and regulatory authorities, including serving on independent data safety monitoring boards. Dr. Hinson has also previously held senior drug development positions at Ardent Pharmaceuticals, Alliance Pharmaceuticals, Rhone-Poulenc Rorer and Burroughs Wellcome. He received a Bachelor of Arts degree from the University of Missouri-Columbia and his M.D. degree from the Vanderbilt University School of Medicine. Dr. Hinson is board certified in internal medicine, pulmonary medicine and critical care medicine.

Non-management Directors

Richard Kent, M.D.

Dr. Kent has served as a member of our board of directors since March 2010. Since December 2008, he has been a Venture Partner with Intersouth Partners, a venture capital firm that is our largest stockholder. Dr. Kent served as the President and Chief Executive Officer of Serenex, Inc., a biotechnology company focused on oncology, from 2002 until its sale to Pfizer in April 2008. From 2001 until he joined Serenex, he served as President and Chief Executive Officer of Ardent Pharmaceuticals, Inc. Before that, he held senior executive positions at GlaxoSmithKline, where he was Senior Vice President of Global Medical Affairs and Chief Medical Officer; at Glaxo Wellcome, where he was Vice President of U.S. Medical Affairs and Group Medical Director; and at Burroughs Wellcome, where he was International Director of Medical Research. Dr. Kent has served as a director of Inspire Pharmaceuticals, Inc., a publicly traded biotechnology company, since June 2004. Dr. Kent received his undergraduate degree from the University of California, Berkeley and his M.D. from the University of California, San Diego. He is board certified in both internal medicine and cardiology. The board of directors believes that Dr. Kent’s qualifications to serve on the board include his extensive experience as a chief executive officer and senior medical officer in the pharmaceutical industry.

Joel R. Kimbrough

Mr. Kimbrough has served as a member of our board of directors since November 2007. Currently retired, Mr. Kimbrough served as the Senior Vice President, Chief Financial Officer and Treasurer of Accredo Health Group, Inc., a specialty pharmaceutical provider, and its predecessor companies from 1989 until its acquisition by Medco Health Solutions in August 2005. He then served as Senior Vice President of the specialty segment of Medco from August 2005 to March 2007. Mr. Kimbrough was an auditor with Ernst & Young LLP from 1980 to

1989. In addition to his directorship with us, Mr. Kimbrough is a member of the board of directors of Trust One Bank, a division of Synovus Financial Corp. Mr. Kimbrough received a Bachelor of Science degree in accounting from the University of North Alabama and is a certified public accountant. The board of directors believes that Mr. Kimbrough’s qualifications to serve on the board include his experience as a senior executive in the specialty pharmaceutical and healthcare industries and his prior service as both a chief financial officer and an auditor.

Martin J. Murphy

Dr. Murphy has served as a member of our board of directors since May 2007. Since 1995, he has served as Founding Chairman and Chief Executive Officer of AlphaMed Consulting, Inc., a corporation that provides strategic support for academic cancer centers and cancer drug development programs for global pharmaceutical and biotechnology companies. In 1978, he founded the Hipple Cancer Research Center, now the Cancer Prevention Institute, where he served as President and Chief Executive Officer from 1985 to 1990 and was also a professor of medicine and principal investigator. Dr. Murphy is a member of the board of trustees of the American Cancer Society Foundation, a director of the Foundation for the National Institutes of Health and a charter member of C-Change, formerly the National Dialogue on Cancer. At the request of former President George H.W. Bush, Dr. Murphy has been convener of the non-profit CEO Roundtable on Cancer since its inception in 2001. He is also the executive editor of two international peer-reviewed scientific journals. Dr. Murphy received a Ph.D. degree in experimental hematology from New York University. The board of directors believes that Dr. Murphy’s qualifications to serve on the board include his experience as a strategic advisor to pharmaceutical and biotechnologies companies and his stature in the medical research community.

B. Jefferson Clark

Mr. Clark has served as a member of our board of directors since 2000. He co-founded The Aurora Funds, a venture capital firm that is one of our largest stockholders, in 1994 and serves as its Managing General Partner. Mr. Clark currently serves on the boards of directors of several of Aurora’s private life science portfolio companies. He received a Bachelor of Science degree in Mechanical Engineering from Duke University and a Master of Business Administration degree from the Fuqua School of Business at Duke University. The board of directors believes that Mr. Clark’s qualifications to serve on the board include his experience in working with and serving on the board of directors of entrepreneurial companies, his particular familiarity with life sciences companies and his deep knowledge of our company as a result of a decade of service on our board.

Garheng Kong

Dr. Kong has served as a member of our board of directors since August 2004. He is a General Partner at Intersouth Partners, a venture capital firm that is our largest stockholder, and has been associated with Intersouth since 2000. Dr. Kong received his M.D., Ph.D. in biomedical engineering and Master of Business Administration degrees from Duke University. He also holds Bachelor of Science degrees in chemical engineering and biological sciences from Stanford University. Dr. Kong served on the Duke University Medical Center Institutional Review Board from August 1999 to August 2000. Dr. Kong is also on the faculty at the Fuqua School of Business at Duke University as a Senior Scholar. The board of directors believes that Dr. Kong’s qualifications to serve on the board include his experience in working with entrepreneurial companies, his business and finance experience and his significant knowledge of our company.

William E. Evans, PharmD

Dr. Evans has served as a member of our board of directors since August 2008. Since November 2004, Dr. Evans has served as a director and Chief Executive Officer of the St. Jude Children’s Research Hospital. Dr. Evans is also a professor at the University of Tennessee Colleges of Medicine and Pharmacy. Dr. Evans joined the St. Jude staff in 1976, served as the chair of the Department of Pharmaceutical Sciences from 1986 until 2002 and served as scientific director and executive vice president from 2002 until his promotion to Chief

Executive Officer in November 2004. Dr. Evans received Bachelor of Science and PharmD degrees from the University of Tennessee. The board of directors believes that Dr. Evans’ qualifications to serve on the board include his experience as the chief executive officer and a member of the board of directors of a major research hospital.

Lyle A. Hohnke, Ph.D.

Dr. Hohnke has served as a member of our board of directors since August 2008. He has been a partner of Tullis Dickerson, a healthcare-focused venture capital fund, since 1994. Dr. Hohnke holds Ph.D. and M.A. degrees from the University of Oregon and was a postdoctoral fellow at the UCLA School of Medicine. He also holds an M.B.A. degree from the Hartford Graduate Institute at Rensselaer Polytechnic Institute and a B.A. degree from Western Michigan University. The board of directors believes that Dr. Hohnke’s qualifications to serve on the board include his experience in working with entrepreneurial companies in the healthcare field and his business and finance background.

Board Composition

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Mr. Amick, are independent within the meaning of applicable NASDAQ listing standards.

Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and , and whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of , and , and whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of and , and whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under our certificate of incorporation to be in effect upon the closing of this offering, our directors may be removed only for cause by the affirmative vote of the holders of 66 2/3% of our voting stock.

Board Leadership Structure

Prior to March 2010, the roles of chief executive officer and chairman of the board of directors were held by the same person, Mr. Amick. In March 2010, the board of directors decided to separate the roles of chief executive officer and chairman of the board and named Dr. Kent as chairman of the board. Although the board of directors did not establish a formal policy that these roles must always be separated, it determined that this separation was the most appropriate structure for our board leadership at the current stage of our development and in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for our company and the day-to-day management and performance of our company, while the chairman of the board provides advice and guidance to the chief executive officer and sets the agenda for board meetings and presides over meetings of the full board of directors.

Board Committees

Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. At that time, each of these committees will have adopted a written charter that will be available on our corporate website. The composition and primary responsibilities of each committee are described below.

Audit Committee

Upon the completion of this offering, the members of our audit committee will be                 ,                  and                 .                  will serve as chairman of the audit committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 of the Exchange Act and NASDAQ listing standards. Our board of directors has also determined that                      qualifies as an audit committee financial expert within the meaning of SEC regulations.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate their services;

•

determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit of our financial statements and internal control over financial reporting and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm, significant issues that arise regarding accounting principles and financial statement presentation;

•	conferring with management and our independent registered public accounting firm, regarding the scope, adequacy and effectiveness of our internal control over financial reporting;

•	reviewing, considering and approving related person transactions; and

•	establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

Compensation Committee

Upon the completion of this offering, the members of our compensation committee will be                 ,                  and                 .                  will serve as chairman of the compensation committee. Each member of the compensation committee is independent within the meaning of applicable NASDAQ listing standards, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our compensation committee include:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•

evaluating and recommending to our board of directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee

Upon the completion of this offering, the members of our nominating and corporate governance committee will be                 ,                  and                 .                  will serve as chairman of the nominating and corporate governance committee. Each member of the nominating and corporate governance committee is independent within the meaning of applicable NASDAQ listing standards. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying, reviewing, evaluating and recommending for selection candidates for membership to our board of directors;

•

reviewing, evaluating and considering the recommendation for nomination of incumbent members of our board of directors for reelection to our board of directors and monitoring the size of our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing, discussing and reporting to our board of directors an assessment of our board’s performance; and

•	determining adherence to our corporate governance documents.

The nominating and corporate governance committee believes that candidates for director should possess, among other things, integrity, independence, diversity of experience, leadership and the ability to exercise sound judgment. In its review of candidates, the nominating and corporate governance committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of our company, demonstrated excellence in his or her field and having the commitment to rigorously represent the long-term interests of our stockholders as among the most important criteria they consider. However, the nominating and corporate governance committee may in its discretion modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of our company and the long-term interests of our stockholders. In conducting this assessment, the nominating and corporate governance committee typically considers diversity of background and experience, age, skills and such other factors as it deems appropriate given the current needs of the board and our company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are scheduled to expire, the nominating and corporate governance committee reviews these directors’ overall service to our company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence.

Role of the Board in Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to the full board of directors, which also considers our risk profile. The audit committee and the full board of directors focus on the most significant risks we face and our general risk management strategies. While the board oversees our risk management, company management is responsible for day-to-day risk management processes. Our board expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board.

Compensation Committee Interlocks and Insider Participation

During 2009, our compensation committee consisted of Mr. Kimbrough and Drs. Kong and Murphy, none of whom is currently or has ever been an officer or employee of our company. During 2009, Mr. Amick, our chief executive officer and a member of our board of directors, served on the compensation committee of Discovery Laboratories, Inc. In August 2009, Mr. Amick was appointed as interim chief executive officer of Discovery Laboratories, at which time he resigned from that company’s compensation committee. None of our other officers currently serve, nor have they served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table shows, for the fiscal year ended December 31, 2009, information with respect to the compensation of all of our non-employee directors. We pay Mr. Kimbrough, in his capacity as a director and chairman of our audit committee, a quarterly cash retainer of $1,000 and a fee of $3,000 per meeting attended, and we pay each of Dr. Murphy and Dr. Evans, in his capacity as a director, a quarterly cash retainer of $1,000 and a fee of $2,000 per meeting attended. Directors are also eligible for reimbursement for their reasonable expenses incurred in connection with attendance at board and committee meetings. We did not make any stock or option awards to, or pay any other compensation to, our non-employee directors during the fiscal year ended December 31, 2009.

Name	Fees Earned or Paid in Cash
Joel R. Kimbrough(1)	$16,000
Martin J. Murphy(2)	$12,000
B. Jefferson Clark	—
Garheng Kong	—
William E. Evans(3)	$6,000
Lyle A. Hohnke	—

(1)	Mr. Kimbrough holds a stock option to purchase 300,000 shares of common stock. This stock option has a grant date of January 1, 2008 and an exercise price of $0.397 per share. The shares subject to this option vest in three equal annual installments on each anniversary of the grant date, subject to continued service as a director of our company.

(2)

Dr. Murphy holds a stock option to purchase 100,000 shares of our common stock at $0.20 per share. The shares subject to this option vested as to 25% of the shares in April 2007, the date of grant, and the remainder vest in three equal annual installments. Dr. Murphy also holds an additional stock option to purchase 150,000 shares of common stock. This stock option has a grant date of January 1, 2008 and an exercise price of $0.397 per share. The shares subject to this option vest in three equal annual installments on each anniversary of the grant date, subject to continued service as a director of our company.

(3)	Dr. Evans holds a stock option to purchase 250,000 shares of our common stock at $0.626 per share. The shares subject to this option vest in three equal annual installments on each anniversary of August 2008, the grant date, subject to Dr. Evans’ continued service as a director of our company.

We expect that our board of directors will adopt a formal compensation program for non-employee directors. If adopted, this compensation program will be effective immediately upon the closing of this offering.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements of our named executive officers for our fiscal year ended December 31, 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Compensation Discussion and Analysis

Our executive compensation program is designed to help us attract talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time and to retain those individuals who continue to meet our high expectations. The goals of our executive compensation program are to align our executive officers’ compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success and to reflect the teamwork philosophy of our executive management team. To achieve these goals, we have established executive compensation and benefit packages that are generally based on a mix of base salary, cash incentive payments and equity awards, in the proportions that our board believes are the most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in the biopharmaceutical industry, where there is significant competition for talented employees, and to be fair relative to other professionals within our organization. We believe that we must provide competitive compensation packages to attract and retain the most talented and dedicated executive officers possible and to help our executive management team function as a stable unit over the longer term.

Role of Our Chief Business Officer and Our Chief Executive Officer in Setting Executive Compensation

We initially establish executive officers’ compensation arrangements when negotiating their employment when they join our company. We generally include these initial compensation terms in an offer letter or employment agreement with the executive. Additionally, we conduct an annual review of executive compensation, as well as the mix of elements used to compensate our executive officers. In connection with each annual review cycle, Edward Field, who was our President in 2009 and became our Chief Business Officer in March 2010, and Thomas Amick, our Chief Executive Officer, each meet with those officers who report directly to them to discuss the company’s accomplishments during the year and the individual’s performance and contributions to those accomplishments over the prior year. Based on these discussions, Messrs. Field and Amick then develop a set of compensation recommendations for submission to the compensation committee. In making these recommendations, Messrs. Field and Amick also seek input, as appropriate, from representatives of the venture capital funds that have invested in our company, including some of our outside directors, in order to ensure that their compensation recommendations are generally consistent with the compensation paid to executives of comparable companies.

Role of Our Board and Compensation Committee in Setting Executive Compensation

Our board of directors has established a compensation committee for the purpose of making recommendations to the full board regarding compensation decisions for our executive officers. The compensation committee currently consists of Mr. Kimbrough and Drs. Kong and Murphy. In carrying out its responsibilities, our compensation committee receives and evaluates the compensation recommendations made by our Chief Business Officer and our Chief Executive Officer as described above. None of our executive officers participates in the discussions regarding his own compensation. Based on the evaluation of management’s suggestions, the compensation committee then makes formal recommendations regarding executive compensation decisions to the full board of directors, including recommendations for our Chief Business Officer and Chief Executive Officer. In making these recommendations, the compensation committee does not delegate any of its functions to others, and has historically not engaged a compensation consultant to advise it in making its compensation recommendations. Instead, the committee members have relied on their own experience and observations in the marketplace in assessing and making recommendations regarding executive compensation. Our board of directors evaluates the recommendations from the compensation committee and makes final decisions regarding executive compensation.

Our compensation committee consists solely of directors who are “outside directors” for purposes of Section 162(m) of the Code and “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Elements of our Executive Compensation Program

General. Our executive compensation program consists of three principal components: base salary, cash bonus payments and long-term incentive compensation in the form of equity awards. Each component of our executive compensation program is designed to address specific compensation objectives. Our executive officers are also eligible to participate, on the same basis as other employees, in our 401(k) plan and our other benefit programs generally available to all employees. We have not adopted any formal guidelines for allocating total compensation among these elements. However, in order to incentivize our executive officers to focus their efforts on our corporate success, we intend to implement and maintain compensation plans that provide for a substantial portion of our executive officers’ overall compensation to consist of cash bonuses and long-term equity compensation. Additionally, pursuant to the terms of offer letters and employment agreements, some of our executive officers are entitled to receive severance payments in the event that their employment is terminated without cause.

We view each of the elements of our compensation program as related but distinct. Our decisions about each individual element generally do not affect the decisions we make about other elements. For example, we do not believe that significant compensation derived from one element of compensation, such as equity appreciation, should necessarily negate or reduce compensation from other elements, such as salary or bonus.

Base Salary. Upon joining the company, each of our executive officers either entered into an employment agreement or received an offer letter that provided for an initial base salary. These initial salaries are the product of negotiation with the executive, but we generally seek to establish salaries that we believe are commensurate with the salaries being paid to executive officers serving in similar roles at comparable biopharmaceutical companies. We do not engage in any formal benchmarking of salaries. Instead, we have historically relied on our compensation committee members’ collective experience in the marketplace for determining what they believe to be the market rate of salaries for executives of comparable companies. In determining these market salaries, the members of our compensation committee also seek input from the board representatives of the venture capital funds who have invested in our company with regard to the general levels of salaries of similarly situated executives of their respective portfolio companies and other companies about which they have knowledge.

Shortly before the end of each calendar year, we review company and individual performance to, among other things, determine whether adjustments in base salary are necessary or appropriate. In establishing the 2009 base salaries of our executive officers, our compensation committee and board of directors took into account a number of factors, including the executive’s seniority, position, functional role and level of responsibility and individual performance during 2008. We will continue to review base salaries of our executive officers on an annual basis and make adjustments to reflect individual performance-based factors, as well as our financial status. Historically, we have not applied, nor do we intend to apply, specific formulas to determine base salary increases.

Cash Bonuses. In addition to base salaries, our executive officers are eligible to receive annual discretionary cash bonuses. The annual cash bonuses are intended to compensate our executive officers for their individual contributions to our achievement of corporate goals. Our annual cash bonus amounts are recommended by our compensation committee and approved by our board, and these bonuses are ordinarily paid in a single installment in the first quarter of each year for performance in the prior year. Each executive officer is eligible for a discretionary annual cash incentive payment up to an amount equal to a specified percentage of the executive officer’s salary. The board of directors sets these target percentages at levels that, upon achievement of the target percentage, are likely to result in cash bonus payments that the board believes to be approximately the level paid to high-performing executives of comparable companies in the biopharmaceutical industry.

As described above, at the end of each year, our Chief Business Officer and our Chief Executive Officer develop bonus recommendations for each of our executive officers, based on our corporate accomplishments and the individual’s performance and contributions to those accomplishments during the year. These recommendations are subjective determinations which may vary, from time to time, depending on our overall strategic objectives and the job responsibilities of each executive officer, but relate generally to factors such as development and progression of our existing product candidates, achievement of clinical and regulatory milestones, operational goals such as the expansion of our manufacturing capabilities, and financial factors such as raising and maintaining capital. However, these recommendations may be more or less than the established target percentages for the executive officers, depending on individual and corporate performance, as well as our financial position. The compensation committee assesses the bonuses recommended by management and makes its bonus recommendations to the full board of directors. Based on its consideration of the recommendations of the compensation committee, the full board then makes a final decision regarding cash bonus payments, if any, for the year. Whether or not a cash bonus is paid for any year is solely within the discretion of the board of directors.

For 2009, based upon recommendations of the compensation committee, the board of directors established the target amounts of cash bonuses at 25% of the base salary for each of our named executive officers. The compensation committee then made its bonus recommendations in December 2009, following a review of corporate accomplishments during the year, which included:

•	receipt of a special protocol assessment concurrence letter with respect to our previously proposed Phase 3 clinical trial of ALD-301;

•	receipt of top-line results from our Phase 1 clinical trial of ALD-201;

•	completion of a new manufacturing facility with capacity to support our Phase 2 and potential Phase 3 pivotal clinical trials;

•	planning for an initial clinical trial of ALD-401 after reviewing preclinical data from a mouse stroke model;

•	clearance of our IND by the FDA to begin clinical trials of ALD-601;

•	consummation of a private placement of convertible promissory notes and related warrants that resulted in net proceeds of $7.3 million;

•	adding a new chief medical officer; and

•	filing of additional patent applications to strengthen our intellectual property position.

After considering our corporate accomplishments during the year, the compensation committee also made a subjective assessment of each named executive officer’s individual contribution to the achievement of each of those accomplishments. In the case of Mr. Amick, the committee considered his overall responsibility in leading our company through the significant corporate developments referenced above. For Mr. Field, the committee considered his role in running our day-to-day operations, including the achievements referenced above. In the case of Mr. Carberry, the committee considered his primary responsibility, as our principal financial and accounting officer, for the convertible bridge note financing that closed in October 2009 and the filing of the registration statement for this offering. For Dr. Balber, the committee considered his role in overseeing our scientific progress during 2009, particularly the preclinical development of our product candidates.

The committee also considered the recent economic downturn, with members observing an overall reduction in cash incentives being paid to executives of comparable private companies. The board also considered the fact that several of our corporate objectives for 2009 had not been achieved. At the end of 2009, we terminated enrollment of our Phase 3 clinical trial of ALD-101 after determining that it would not be a pivotal trial sufficient to support a biologics license application for marketing approval. Furthermore, we determined not to proceed with the planned Phase 3 pivotal trial of ALD-301 as a result of costs and risks associated with the proposed trial, as well as clinical hold issues. We also did not expand our manufacturing operations internationally, which had been a goal for the year. As a result of these considerations, the committee, in its discretion, made bonus recommendations below the original 25% target for each executive officer and generally at approximately 40% of the bonus amounts paid in the prior year. In January 2010, the board of directors adopted the bonus recommendations of the compensation committee. Mr. Amick was paid a bonus of approximately $22,000, and Mr. Field, Mr. Carberry and Dr. Balber received bonuses of between approximately $12,000 and $16,000. Dr. Larry Keller, our former chief medical officer, did not receive a bonus. Dr. Keller’s employment with us ceased in January 2010.

Long-Term Equity Compensation. The salary and cash bonus payment components of our executive compensation program are intended to compensate our executive officers for short-term performance. We believe that long-term performance is best incentivized through an ownership culture that encourages performance by our executive officers through the use of stock options. Our equity benefit plans have been established to provide our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. We believe that the use of stock options, which only provide value to the executive officer if the value of our common stock increases, offers the best approach to achieving our compensation goals and provides tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity benefit plans are an important retention tool for our employees.

Initial option grants to our executive officers are generally set forth in an offer letter or employment agreement. These initial option grants are the product of negotiation with the executive, but we generally seek to establish equity ownership levels that we believe are commensurate with the equity stakes held by executive officers serving in similar roles at comparable biopharmaceutical companies. In addition, as part of our annual compensation review process, we provide subsequent option grants to those executive officers determined to be performing well.

We have not formally adopted stock ownership guidelines. With the exception of Dr. Balber, who as a founder of our company received shares of restricted stock at our inception, which shares have since vested in full, our equity incentive plans have provided the principal method for our executive officers to acquire equity in our company. Through April 30, 2010, we have granted stock options exclusively through our 2000 stock option plan, which was adopted by our board of directors and approved by our stockholders to permit the grant of stock options to our employees, officers, directors, consultants, advisors and independent contractors. The 2000 stock option plan expired in May 2010 and no further options may be granted from that plan. Our board of directors has adopted a new equity incentive plan described under “—Employee Benefit Plans” below. The 2010 equity incentive plan affords our compensation committee much greater flexibility in making a wide variety of equity awards, as it determines to be appropriate.

Severance and Change of Control Benefits. Under their employment agreements and offer letters, some of our executive officers are entitled to cash severance benefits if they are terminated without cause. In some instances, this may include reimbursement for the costs of continued health insurance premiums for a period of time after termination of employment. The terms of these arrangements are more fully described below under “—Termination of Employment and Change of Control Arrangements.”

401(k) Plan. Our employees, including our executive officers, are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees is $16,500 in 2010, with a larger “catch up” limit for older employees. Employee contributions are held and invested by the plan’s trustee. We provide a 100% match on employee contributions on the first 3% of each contributing employee’s salary and a 50% match on an additional 2% of salary contributed.

Other Benefits and Perquisites. We provide medical insurance, dental insurance, vision coverage, life insurance and accidental death and dismemberment insurance benefits to all full-time employees, including our executive officers. These benefits are available to all employees, subject to applicable laws. Our executive officers generally do not receive any perquisites, except that during 2007 and 2008, we paid temporary living expenses for Mr. Amick in connection with his travel from his residence to our corporate headquarters. However, from time to time, we have provided relocation expenses in connection with the relocation of executive officers to the geographic area of our corporate headquarters in Durham, North Carolina. We intend to continue to provide relocation expenses in the future, as necessary, to obtain the services of qualified individuals.

Other Compensation. We intend to continue to maintain the current benefits for our executive officers, which are also available to all of our other employees; however, our compensation committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

Federal Tax Considerations Under Sections 162(m) and 409A

Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to specified executive officers in a calendar year. Compensation above $1 million may be deducted if it is performance-based compensation within the meaning of Section 162(m). Our compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as performance-based compensation. To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, our compensation committee has not adopted a policy that requires all compensation to be deductible. However, the committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Section 409A of the Code addresses the tax treatment of nonqualified deferred compensation benefits and provides for significant taxes and penalties in the case of payment of nonqualified deferred compensation. We currently intend to structure our executive compensation programs to avoid triggering these taxes and penalties under Section 409A.

Accounting Considerations

We have adopted the fair value provisions of ASC 718. Under ASC 718, we are required to estimate and record an expense for each award of equity compensation, including stock options, over the vesting period of the award. Our board of directors has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to ASC 718. Our compensation committee may in the future consider the grant of restricted stock or other equity-based awards to our executive officers in lieu of stock option grants, in light of the accounting impact of ASC 718 with respect to stock option grants.

Summary Compensation Table

The following table sets forth information regarding compensation earned during the years ended December 31, 2009, 2008 and 2007 by our principal executive officer, our principal financial officer, our two other executive officers serving in such capacities at December 31, 2009 whose total compensation exceeded $100,000 for the year ended December 31, 2009, and one former executive officer not serving in such capacity as of December 31, 2009. We refer to these persons as our named executive officers. We did not grant any stock or option awards to our named executive officers during 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	All Other Compensation ($)		Total ($)
W. Thomas Amick	2009	295,340	22,525	—	9,800	(2)	327,665
President and Chief Executive Officer	2008	280,000	55,000	125,367	43,499	(3)	503,866
	2007	250,000	60,000	175,758	38,378	(3)	524,136

Edward L. Field Chief Business Officer	2009	253,953	15,492	—	9,800	(2)	279,245
	2008	243,600	40,000	50,000	9,200	(2)	342,800
	2007	217,500	43,500	51,000	—		312,000

David P. Carberry	2009	223,680	13,640	—	9,800	(2)	247,120
Chief Financial Officer(4)	2008	179,166	25,000	156,000	3,942	(2)	364,108

Andrew E. Balber	2009	206,075	12,568	—	9,441	(2)	228,084
Chief Scientific Officer	2008	197,635	30,000	18,750	9,091	(2)	255,476
	2007	188,225	29,650	12,750	—		230,625

Laurence H. Keller	2009	265,200	—	—	—		265,200
Former Chief Medical Officer(5)	2008	255,000	25,000	—	39,429	(6)	319,429
	2007	10,417	—	666	—		11,083

(1)	This column reflects the amount we will record under ASC 718 as stock-based compensation in our financial statements in connection with options granted in the indicated year over the entire term of the options. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described under the caption “Share-Based Compensation” in note 2 to our financial statements included in this prospectus.

(2)	Amount represents matching on employee contributions to the officer’s 401(k) plan account.

(3)	Amount represents the cost of temporary living expenses for Mr. Amick during the indicated year that we reimbursed or paid on his behalf and 401(k) plan matching on employee contributions.

(4)	Mr. Carberry became our Chief Financial Officer in March 2008.

(5)	Dr. Keller’s employment with us commenced in December 2007. He ceased to be our Chief Medical Officer in October 2009 and his employment with us ceased in January 2010.

(6)	Amount represents the cost of temporary living and relocation expenses for Dr. Keller during the year that we reimbursed or paid on his behalf, including a gross-up for taxes.

Outstanding Equity Awards at End of 2009

The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2009. All of these options were granted under our 2000 stock option plan. Our named executive officers did not hold any restricted stock or other stock awards at the end of 2009. Our named executive officers did not exercise any stock options during 2009 and they did not have any stock awards that vested in 2009.

	Number of Shares Underlying Unexercised Options				Option Exercise Price	Option Expiration Date
Name	(#) Exercisable		(#) Unexercisable
W. Thomas Amick	212,289	(1)	—		$0.20	March 2, 2015
	837,842		56,000	(2)	0.20	March 23, 2016
	732,476		301,393	(3)	0.20	February 27, 2017
	240,247		261,220	(7)	0.397	January 1, 2018
Edward L. Field	300,000	(4)	—		0.20	October 4, 2014
	212,544		87,456	(3)	0.20	February 27, 2017
	95,818		104,182	(7)	0.397	January 1, 2018
Andrew E. Balber	50,000	(5)	—		0.20	March 4, 2013
	53,136		21,864	(3)	0.20	February 27, 2017
	35,931		39,069	(7)	0.397	January 1, 2018
David P. Carberry	225,024		174,976	(6)	0.626	April 15, 2018
Laurence H. Keller	125,020		124,980	(8)	0.397	December 17, 2017

(1)	These options vested six months following the date of grant and are now fully vested.

(2)	These options vested in 48 equal monthly installments through March 23, 2010 and are now fully vested.

(3)	These options vested as to 25% of the shares on February 26, 2008 and vest as to an additional 1/48th of the shares per month thereafter.

(4)	These options vested over a period of three years from the date of grant and are now fully vested.

(5)	These options vested over a period of four years beginning March 4, 2003 and are now fully vested.

(6)	These options vested as to 25% of the shares on September 3, 2008 and 12.5% of the shares on March 3, 2009 and will vest as to an additional 2.084% of the shares per month thereafter.

(7)	These options vest in 48 equal installments through January 1, 2012.

(8)	These options vested as to 25% of the shares on December 17, 2008 and vest as to an additional 2.084% of the shares per month thereafter.

Termination of Employment and Change of Control Arrangements

Potential Payments Under Employment Arrangements

Edward Field. In September 2004, we entered into an offer letter with Mr. Field, pursuant to which, if we terminate his employment at any time without cause, he would be entitled to receive an amount equal to three months’ then base salary, subject to signing an acceptable release in favor of our company. In addition, Mr. Field would be entitled to receive continuation of standard health benefits payable by us for a period of three months, or a shorter period if he obtains reasonably comparable coverage from another employer. For purposes of the offer letter, termination for cause would include Mr. Field’s material breach of the terms of his employment or his failure to diligently and properly perform his duties for us, his misappropriation or unauthorized use of our property, his material failure to comply with the reasonable policies and directives of management or our board of directors, the use of illegal drugs or substances or alcohol in any manner that materially interferes with the performance of his duties, any action that is illegal or dishonest and which is detrimental to our interest, well-being and reputation, his failure to disclose any material conflict of interest in a transaction between us and a third party that is materially detrimental to our interests and well-being, or any adverse act of omission that would be required to be disclosed pursuant to federal securities laws or that would limit our ability to sell securities or disqualify us from any securities law exemption otherwise available to us. Under this offer letter, if Mr. Field’s employment was terminated by us without cause on December 31, 2009, he would have been entitled to severance in the amount of $63,488 and continuation of health benefits in the amount of $2,571.

Andrew Balber. In October 2000, we entered into an offer letter with Dr. Balber, pursuant to which, if we terminate his employment at any time without cause, he would be entitled to receive an amount equal to six months’ then base salary, payable on our normal payroll dates. For purposes of the offer letter, termination for cause would include any material breach of the terms of any agreement between Dr. Balber and us or his failure to diligently and properly perform his duties for us, his material failure to comply with the reasonable policies and directives of management or our board of directors, any action that is illegal or not in good faith and which is detrimental to our interest and well-being, his failure to disclose any material conflict of interest in a transaction between us and a third party that is materially detrimental to our interests and well-being, any adverse act of omission that would be required to be disclosed pursuant to federal securities laws or that would limit our ability to sell securities or disqualify us from any securities law exemption otherwise available to us, or any violation of our corporate policies prohibiting harassment or unlawful discrimination. Under this offer letter, if Dr. Balber’s employment was terminated by us without cause on December 31, 2009, he would have been entitled to severance pay in the amount of $103,038.

None of our other named executive officers are currently entitled to payments upon termination of employment or in connection with a change of control transaction other than amounts earned during the term of employment, including salary, vested options and vacation pay.

Option Acceleration Under Equity Incentive Plans

Under our 2000 stock option plan and our 2010 equity incentive plan, the vesting of stock options granted to our employees and officers may be accelerated by our board of directors in connection with specified change in control transactions. However, to date, the board of directors has not committed us to accelerate the vesting of any options in connection with such a transaction.

Confidential Information and Inventions Agreement

Each of our named executive officers has entered into a standard form agreement with respect to confidential information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

Stock Option Plan

Our board of directors adopted, and our stockholders approved, our stock option plan, or the 2000 stock option plan, in May 2000. The 2000 stock option plan provided for the grant of incentive stock options and nonstatutory stock options. The 2000 stock option plan expired in accordance with its terms on May 1, 2010, and no further grants may be made as of that date. As of May 1, 2010, options to purchase 6,814,953 shares of common stock were outstanding under the 2000 stock option plan.

Our board of directors has the authority to construe and interpret the terms of the 2000 stock option plan and the options granted under it. After the expiration of the 2000 stock option plan, all outstanding options continue to be governed by their existing terms.

Stock Options. The 2000 stock option plan provided for the grant of incentive stock options under the federal tax laws and the grant of nonstatutory stock options. Only employees could receive incentive stock options, but nonstatutory stock options could be granted to employees, non-employee directors, advisors, independent contractors and consultants. The exercise price of incentive stock options could not be less than 100% of the fair market value of our common stock on the date of grant. Shares subject to outstanding options granted under the 2000 stock option plan generally vest in a series of installments over a specified period of service, typically four years. In general, the term of options granted under the 2000 stock option plan may not exceed 10 years.

Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than termination for cause, disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may exercise any vested portion of an option for a period of 12 months. In no event, however, may an option be exercised beyond the expiration of its term.

Corporate Transactions. Unless otherwise determined by the board of directors at the time of grant, in the event of a merger, consolidation, corporate reorganization or any transaction in which all or substantially all of our assets or stock are sold, leased, transferred or otherwise disposed of, any unvested portion of a stock option granted under the 2000 stock option plan will become fully vested, unless the surviving or acquiring corporation assumes or substitutes comparable options for the outstanding options granted under the 2000 stock option plan or replaces the options with a cash incentive program that preserves the intrinsic value of the options at the time of the transaction and provides for subsequent payout over the same vesting schedules as the options being replaced.

2010 Equity Incentive Plan

Our board of directors and stockholders adopted the 2010 Equity Incentive Plan, or the 2010 equity incentive plan, in                  2010. The 2010 equity incentive plan will terminate on                      , 2020, unless sooner terminated by our board of directors.

Stock Awards. The 2010 equity incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors, and consultants.

Initial Share Reserve. Upon the completion of this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2010 equity incentive plan is             shares.

Evergreen Share Replacement Feature. The number of shares of our common stock reserved for issuance will automatically increase on each January 1, from January 1, 2011 through January 1, 2020, by the lesser of 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or             shares.

Maximum Number of Shares Issued through Incentive Stock Options. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 equity incentive plan is             shares of common stock, which equals the total initial share reserve, as increased from time to time pursuant to annual “evergreen” increases.

Section 162(m) Limits. No person may be granted awards covering more than             shares of our common stock under the 2010 equity incentive plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Reversion of Shares. If a stock award granted under the 2010 equity incentive plan expires or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock award will become available for subsequent issuance under the 2010 equity incentive plan. In addition, the following types of shares under the 2010 equity incentive plan may become available for the grant of new stock awards under the 2010 equity incentive plan:

•	shares that are forfeited to or repurchased by us prior to becoming fully vested;

•	shares withheld to satisfy income and employment withholding taxes;

•	shares used to pay the exercise price of an option in a net exercise arrangement;

•	shares tendered to us to pay the exercise price of an option; and

•	shares that are cancelled pursuant to an exchange or repricing program.

Shares issued under the 2010 equity incentive plan may be previously unissued shares or reacquired shares bought on the open market. No shares of our common stock have been issued under the 2010 equity incentive plan.

Administration. Our board of directors has delegated its authority to administer the 2010 equity incentive plan to our compensation committee. Subject to the terms of the 2010 equity incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

The plan administrator has the authority, under appropriate circumstances, to:

•	reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

•	cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

•	new options or stock appreciation rights covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash, and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 equity incentive plan, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2010 equity incentive plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2010 equity incentive plan, up to a maximum of ten years, except in the case of specified incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than a termination for “cause” or a termination because of disability or death, the optionee may exercise the vested portion of any options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or an optionee dies within a specified period following cessation of service, the optionee or a beneficiary may exercise the vested portion of any options for a period of 12 months in the event of death or disability. In the event of a termination of an optionee’s services for cause, the unexercised portion of any outstanding stock option held by the optionee will be forfeited and may not be exercised. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash or check, a broker-assisted cashless exercise, the tender of common stock previously owned by the optionee, a net exercise of the option, and other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for cash or check, past or future services rendered to us or our affiliates, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. A restricted stock unit is a promise by us to issue shares of our common stock, or to pay cash equal to the value of shares of our common stock, equivalent to the number of units covered by the award at the time of vesting of the units or thereafter. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. A stock appreciation right entitles the participant to a payment equal in value to the appreciation in the value of the underlying shares of our common stock for a predetermined number of shares over a specified period. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 equity incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2010 equity incentive plan, up to a maximum of 10 years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months, or such longer or shorter period specified in the stock appreciation right agreement, after the date such service relationship ends. If a participant’s service relationship is terminated for cause, any unexercised stock appreciation right will terminate immediately and may not be exercised. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Stock Awards. The 2010 equity incentive plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed             shares of our common stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Adjustment provisions. Transactions not involving our receipt of consideration, such as certain mergers, consolidations, reorganizations, stock dividends, or stock splits, may change the type, class and number of shares of our common stock subject to the 2010 equity incentive plan and outstanding awards. In that event, the 2010 equity incentive plan will be appropriately adjusted as to the type, class and the maximum number of shares of our common stock subject to the 2010 equity incentive plan, and outstanding awards will be adjusted as to the type, class, number of shares and price per share of common stock subject to such awards.

Corporate Transactions; Changes in Control. In the event of certain specified organizational changes, which we refer to in this prospectus as corporate transactions, including but not limited to a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, then our board of directors, or the board of directors of any corporation assuming our obligations, may take any one or more actions as to outstanding awards, or as to a portion of any outstanding award under the 2010 equity incentive plan, including:

•	providing that such awards will continue in existence with appropriate adjustments or modifications, if applicable;

•	providing that such awards will be assumed, or equivalent awards substituted, by the acquiring or succeeding corporation or an affiliate thereof;

•

providing that all unexercised stock options, or other awards to the extent they are unexercised or unvested, will terminate immediately prior to the consummation of such transaction unless exercised within a specified period;

•

in the event of a consolidation, merger, combination, reorganization or similar transaction under the terms of which holders of our common stock will receive a cash payment per share surrendered in the transaction, making or providing for an equivalent cash payment in exchange for the termination of such awards; or

•

providing that all or any outstanding awards will become vested and exercisable in full or part or any reacquisition or repurchase rights held by us shall immediately lapse in full or part at or immediately prior to such event.

If a corporate transaction occurs that also qualifies as a change in control under the 2010 equity incentive plan, an individual stock award may provide for accelerated vesting upon the change in control. A change in control includes a transaction or series of related transactions, in each case, where persons who were not our stockholders immediately prior to acquiring our capital stock as part of such transaction become the owners of our capital stock that represents more than 50% of the combined voting power of our outstanding capital stock.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation to be in effect upon the closing of this offering requires us to indemnify, and limit the liability of, our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect upon the closing of this offering require us to indemnify our directors to the fullest extent not prohibited by law and permit us to indemnify our officers, employees and other agents as set forth under Delaware law. We will indemnify any such person in connection with a proceeding initiated by such person only if such indemnification is expressly required by law, the proceeding was authorized by our board of directors, the indemnification is provided by us, in our sole discretion, pursuant to the Delaware General Corporation Law or other applicable law or is otherwise expressly required by our amended and restated bylaws. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under specified circumstances and subject to specified limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above.

We have entered into indemnity agreements with each of our directors that require us to indemnify such persons against any and all expenses, including attorneys’ fees, witness fees, judgments, fines, settlements and other amounts incurred, including expenses of a derivative action, in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors of our company.

At present, there is no pending litigation or proceeding involving a director or officer of our company for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted by directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions, and series of related transactions, since January 1, 2007 to which we have been or will be a participant, in which the amount involved exceeded or will exceed $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest, other than executive and director compensation arrangements, including the employment, termination of employment and change of control arrangements, which are described in the section of this prospectus entitled “Executive Compensation.”

We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Sales of Securities

Series C and Series C-1 Convertible Preferred Stock Financings

In December 2006 and September 2007, we issued and sold an aggregate of 24,742,979 shares of Series C convertible preferred stock at a price of $0.7278 per share for aggregate consideration of approximately $17.8 million, including the conversion of principal and accrued interest on outstanding convertible promissory notes, and net of issuance costs. In connection with this offering, in December 2006 we also exchanged all of the warrants issued in connection with a prior convertible note financing for new warrants with revised terms. The new warrants are exercisable for an aggregate of 1,326,605 shares of Series C convertible preferred stock at an exercise price of $0.7278 per share and expire in December 2011.

In April 2008, we issued and sold an aggregate of 17,636,655 shares of Series C-1 convertible preferred stock at a price of $1.0411 per share for aggregate consideration of $18.4 million.

The participants in these transactions included the following entities affiliated with our directors and other holders of more than 5% of our capital stock or their affiliates. The following table presents the number of shares issued to these related parties in these financings. Each share of our Series C convertible preferred stock and Series C-1 convertible preferred stock is currently convertible into one share of our common stock.

Stockholder(1)	Number of Shares Series C Convertible Preferred Stock Purchased (including the conversion of principal and accrued interest under convertible promissory notes)	Number of Shares of Series C Convertible Preferred Stock Underlying Warrants Received Upon Exchange of Series B Warrants	Number of Shares of Series C-1 Convertible Preferred Stock Purchased
Entities affiliated with directors:
Entities affiliated with Intersouth Partners(2)	9,990,418	617,376	5,878,695
Entities affiliated with The Aurora Funds(3)	2,306,064	308,687	1,021,358
Tullis-Dickerson Capital Focus III, L.P.(4)	3,435,010	—	2,401,322

Other 5% stockholders:
Entities affiliated with Harbert Venture Partners(5)	3,297,609	—	5,974,013
The Trelys Funds, L.P.	1,314,698	231,516	95,504
CNF Investments II, LLC	2,748,008	—	1,440,794

(1)	See “Principal Stockholders” for more information about shares held by these stockholders.

(2)

Represents shares held by Intersouth Partners V, L.P., Intersouth Affiliates V, L.P., Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. Dr. Garheng Kong, one of our directors, is a member of the general partner of each of these entities.

(3)

Represents shares held by Harbinger/Aurora QP Venture Fund, L.L.C., Harbinger/Aurora Venture Fund, L.L.C. and Aurora Enrichment Fund, LLC. B. Jefferson Clark, one of our directors, is a member of the investment committee of Harbinger/Aurora Ventures, LLC, the managing member of Harbinger/Aurora QP Venture Fund, L.L.C. and Harbinger/Aurora Venture Fund, L.L.C., and a manager of Aurora Enrichment Management Company LLC, the managing member of Aurora Enrichment Fund, LLC.

(4)	Lyle A. Hohnke, a member of our board of directors, is a member of the investment committee of Tullis-Dickerson Partners III, LLC, the general partner of Tullis-Dickerson Capital Focus III, L.P.

(5)

Represents shares held by Harbert Venture Partners, L.L.C. and ALD Co-Investor, LLC. The consideration paid by Harbert Venture Partners, L.L.C. for the purchase of Series C-1 convertible preferred stock included the cancellation of approximately $20,000 in indebtedness. William W. Brooke, one of our former directors, is an executive vice president of the manager of the managing member of these entities. Mr. Brooke is also a member of the investment committee of Harbinger/Aurora Ventures, LLC, the managing member of Harbinger/Aurora QP Venture Fund, L.L.C. and Harbinger/Aurora Venture Fund, L.L.C. Mr. Brooke resigned as a member of our board of directors in May 2008.

Convertible Bridge Notes and Related Warrants

In October 2009, we issued and sold convertible promissory notes in the aggregate principal amount of $7.3 million. These notes, which we refer to as the October 2009 convertible bridge notes, are unsecured and bear interest at a rate of 8% per annum. Interest is payable only at the time the notes mature. The notes will mature and the principal and unpaid accrued interest on the notes will be automatically converted into shares of our capital stock on the earlier to occur of:

•	the closing of this offering, if it closes on or before October 22, 2010; and

•	the next equity financing we complete that raises gross proceeds of at least $20 million, including the value of any indebtedness converted as a result of that transaction.

If the notes do not automatically convert as a result of the occurrence of one of the above events, the notes will mature, and the principal and unpaid accrued interest on the notes will be voluntarily convertible at the option of the noteholders into shares of our capital stock upon:

•	the closing of this offering, if it closes after October 22, 2010;

•	a specified liquidation event, including a merger or acquisition of our company; or

•	October 22, 2010.

If the conversion of the October 2009 convertible bridge notes occurs as a result of the closing of this offering, the notes will convert into shares of common stock at a conversion price equal to the initial public offering price per share in this offering, which means that the notes will be converted into an aggregate number of shares equal to the total amount of principal and accrued interest under the notes immediately prior to the closing of the offering divided by the initial public offering price per share in this offering. If the conversion occurs as a result of a specified liquidation event or due to maturity of the notes on October 22, 2010, the notes will convert into shares of Series C-1 convertible preferred stock at a conversion price of $1.0411 per share of Series C-1 convertible preferred stock. If the conversion occurs as a result of the next equity financing, the notes will be convertible into the securities issued in that financing at a conversion price equal to the price paid per share in that financing.

In connection with the issuance of the October 2009 convertible bridge notes, we also issued to each investor who purchased the notes a warrant exercisable for shares of our capital stock. Each warrant is exercisable for a number and type of shares equal to 20% of the number of shares into which the investor’s October 2009 convertible bridge note ultimately converts, and each warrant has an exercise price of either $0.01 per share if the warrant is exercisable for common stock upon the closing of this offering, $1.0411 per share if the warrant is exercisable for Series C-1 convertible preferred stock or upon maturity on October 22, 2010, or the price per share paid by investors in the next equity financing if the warrant is exercisable for the securities issued in such next equity financing. The warrants expire upon the occurrence of any of the events giving rise to conversion of the notes, including the closing of this offering. The warrants include a net exercise feature entitling the holder to elect to exercise the warrant without paying the cash purchase price and to receive a smaller number of shares equal to the net value of the warrant.

Assuming that:

•	the initial public offering price in this offering is $ per share, the midpoint of the range set forth on the cover page of this prospectus;

•	this offering is closed on , 2010; and

•	each warrant holder elects a net exercise of its warrants,

we will issue an aggregate of                  shares of our common stock upon the conversion of the notes and the net exercise of the related warrants immediately prior to the closing of this offering. Each $1.00 increase in the assumed initial public offering price of $             per share would decrease the aggregate number of shares issued upon the conversion of the October 2009 convertible bridge notes and upon net exercise of the related warrants by              shares, and each $1.00 decrease in the assumed initial public offering price per share would increase the aggregate number of shares by the same amount. Every additional month after                     , 2010 that lapses before the closing of this offering would increase the aggregate number of shares issued upon the conversion of the October 2009 convertible bridge notes and upon net exercise of the related warrants by              shares.

The purchasers of our October 2009 convertible bridge notes included the following entities affiliated with our directors and other holders of more than 5% of our capital stock or their affiliates. The following table presents the principal amount of the October 2009 convertible bridge notes purchased by each of these related parties and the number of shares of our common stock that we will issue to each of them upon conversion of their notes and net exercise of their related warrants immediately prior to the closing of this offering, assuming the initial public offering price in this offering is $             per share, the midpoint of the range set forth on the cover page of this prospectus, assuming that this offering is closed on                     , 2010 and assuming we do not make any interest payments on the October 2009 convertible bridge notes prior to their conversion.

Investor	Principal Amount of Notes Purchased	Aggregate Number of Shares of Common Stock Issuable upon Conversion of Notes and Net Exercise of Related Warrants
Directors and entities affiliated with directors:
Joel R. Kimbrough	$250,000
Entities affiliated with Intersouth Partners	$3,394,902
Entities affiliated with The Aurora Funds	$250,000
Tullis-Dickerson Capital Focus III, L.P.	$1,500,000

Other 5% stockholders:
Entities affiliated with Harbert Venture Partners	$1,100,000
CNF Investments II, LLC	$750,000

Amended and Restated Investor Rights Agreement

In connection with our preferred stock financings, we have entered into an amended and restated investor rights agreement with the purchasers of our preferred stock and warrants to purchase preferred stock, including entities with which some of our directors are affiliated, and with some holders of our common stock, including some of our officers. This amended and restated investor rights agreement relates to voting rights, information rights, rights of first refusal and registration rights, among other things. This agreement will terminate upon the closing of this offering, except for the registration rights granted under the agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Unicorn Consulting Agreement

We entered into a consulting agreement dated July 23, 2009, as amended on October 5, 2009, with Unicorn Pharma Consulting, or Unicorn, pursuant to which Unicorn assigns the services of Dr. Hinson to us as our Chief Medical Officer. Dr. Hinson is the owner and principal of Unicorn. The term of the agreement expires on July 23, 2011. Pursuant to the terms of the agreement, Dr. Hinson is expected to spend approximately 30 hours per week performing services for us. For the year ended December 31, 2009 and the three months ended March 31, 2010, we paid $173,675 and $113,700, respectively, to Unicorn for Dr. Hinson’s services pursuant to the consulting agreement. The consulting agreement also permits us to engage personnel employed by Unicorn in addition to Dr. Hinson to provide consulting services to us from time to time. Pursuant to this arrangement, we paid $53,156 and $49,394, respectively, to Unicorn for the year ended December 31, 2009 and the three months ended March 31, 2010 relating to such additional personnel.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In 2010, we adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2010 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of shares beneficially owned before the offering shown in the table is based upon 62,912,894 shares of common stock outstanding as of March 31, 2010, after giving effect to the conversion of all of our convertible preferred stock into 59,288,071 shares of common stock, which will occur automatically immediately prior to the closing of this offering. The number of shares beneficially owned before the offering and the number of shares outstanding as of March 31, 2010 do not give effect to the conversion of the October 2009 convertible bridge notes or the net exercise of the related warrants to purchase shares of our capital stock.

The information relating to numbers and percentages of shares beneficially owned after the offering gives effect to the issuance of shares of common stock in this offering and the issuance of an aggregate of              shares of our common stock upon the conversion of the outstanding principal and accrued interest on the October 2009 convertible bridge notes and upon the net exercise of the related warrants, assuming the initial public offering price in this offering is $             per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming that this offering is closed on             , 2010.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 30, 2010, which is 60 days after March 31, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Aldagen, Inc., 2810 Meridian Parkway, Suite 148, Durham, North Carolina 27713.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Intersouth Partners(1) 406 Blackwell Street, Suite 200 Durham, NC 27701	26,515,547	41.6%			%

Entities affiliated with Harbert Venture Partners(2) 2100 Third Avenue North, Suite 600 Birmingham, AL 35203	9,271,622	14.7

Entities affiliated with The Aurora Funds(3) 790 SE Cary Parkway, Suite 204 Cary, NC 27511	7,778,545	12.3

Tullis-Dickerson Capital Focus III, L.P.(4) Two Greenwich Plaza Greenwich, CT 06830	5,836,332	9.3

CNF Investments II, LLC(5) 7500 Old Georgetown Road, 15th Floor Bethesda, MD 20814	4,188,802	6.7

The Trelys Funds, L.P.(6) 790 SE Cary Parkway, Suite 204 Cary, NC 27511	3,385,903	5.4

Named Executive Officers and Directors:
W. Thomas Amick(7)	2,238,812	3.4
Edward L. Field(7)	660,452	1.0
David P. Carberry(7)	266,704	*
Andrew E. Balber(8)	434,694	*
Laurence H. Keller(7)	—	*
Richard Kent(9)	—	*
Joel R. Kimbrough(7)	200,000	*
Martin J. Murphy(7)	200,000	*
B. Jefferson Clark(3)	7,778,545	12.3
Garheng Kong(1)	26,515,547	41.6
William E. Evans(7)	83,333	*
Lyle A. Hohnke(4)	5,836,332	9.3
All current directors and executive officers as a group(10) (12 persons)	44,214,419	65.2

*	Represents beneficial ownership of less than 1%.

(1)

Consists of 5,003,835 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, 4,447,853 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 138,995 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock issuable upon exercise of immediately exercisable warrants, 3,859,967 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, 590,390 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon exercise of immediately exercisable warrants and 416,671 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock, in each case held by Intersouth Partners V, L.P.; 228,719 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, 203,303 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 6,353 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock issuable upon exercise of immediately exercisable warrants, 176,435 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, 26,986 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon exercise of immediately exercisable warrants and 19,046 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock, in each case held by Intersouth Affiliates V, L.P.; 5,954,016 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 1,600,889 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock, in each case held by Intersouth Partners VI, L.P.; and 3,842,089 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock held by Intersouth Partners VII, L.P. Intersouth Associates V, LLC, the general partner of each of Intersouth Partners V, L.P. and Intersouth Affiliates V, L.P., Intersouth Associates VI, LLC, the general partner of Intersouth Partners VI, L.P., and Intersouth Associates VII, LLC, the general partner of Intersouth Partners VII, L.P., may be deemed to share voting and dispositive power over the shares held by each of Intersouth Partners V, L.P., Intersouth Affiliates V, L.P., Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. Dennis Dougherty and Mitch Mumma are both member managers of Intersouth Associates V, LLC, Intersouth Associates VI, LLC and Intersouth Associates VII, LLC and share voting and investment power over the shares held by each of Intersouth Partners V, L.P., Intersouth Affiliates V, L.P., Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. Dr. Garheng Kong, a member of our board of directors, is a member of each of Intersouth Associates V, LLC, Intersouth Associates VI, LLC and Intersouth Associates VII, LLC. Pursuant to powers of attorney granted by each of Intersouth Associates V, LLC, Intersouth Associates VI, LLC and Intersouth Associates VII, LLC, Dr. Kong shares voting power with respect to the securities owned by the entities for which these entities serve as general partners. Dr. Kong disclaims beneficial ownership of these shares held by Intersouth Partners V, L.P., Intersouth Affiliates V, L.P., Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P.

(2)

Consists of 3,297,609 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 1,171,401 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock, in each case held by Harbert Venture Partners, L.L.C.; and 4,802,612 shares of common stock issuable upon the conversion of shares of convertible preferred stock held by ALD Co-Investor, LLC. Harbert Venture Partners MM, LLC is the sole managing member of each of Harbert Venture Partners, L.L.C. and ALD Co-Investor, LLC, and HMC-Virginia, Inc. is the sole manager of Harbert Venture Partners MM, LLC. The managers of HMC-Virginia, Inc. are William Brooke, David Boutwell, John McCullough and Raymond Harbert, each of whom may be deemed to beneficially own the shares held of record by Harbert Venture Partners, L.L.C. and ALD Co-Investor, LLC.

(3)

Consists of 1,030,963 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, 859,116 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 42,965 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock issuable upon exercise of immediately exercisable warrants, 809,188 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, 60,814 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon exercise of immediately exercisable warrants and 603,652 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock, in each case held by Harbinger/Aurora QP Venture Fund, L.L.C.; 713,221 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, 594,371 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 29,709 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock issuable upon exercise of immediately exercisable warrants, 559,929 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, 42,081 shares of common stock issuable upon the conversion of shares of

Series C convertible preferred stock issuable upon exercise of immediately exercisable warrants and 417,706 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock, in each case held by Harbinger/Aurora Venture Fund, L.L.C.; and 872,091 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 936,947 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 205,792 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon exercise of immediately exercisable warrants, in each case held by Aurora Enrichment Fund, LLC. Harbinger/Aurora Ventures, LLC is the managing member of Harbinger/Aurora QP Venture Fund, L.L.C. and Harbinger/Aurora Venture Fund, L.L.C. and has voting and investment power with respect to all shares held by those entities, which is exercised by the investment committee comprised of M. Scott Albert, B. Jefferson Clark and William W. Brooke. Mr. Clark is also the manager of Aurora Enrichment Management Co. LLC, the managing member of Aurora Enrichment Fund, LLC. Mr. Clark is a member of our board of directors and disclaims beneficial ownership of the shares held by Harbinger/Aurora QP Venture Fund, L.L.C., Harbinger/Aurora Venture Fund, L.L.C., and Aurora Enrichment Fund, LLC.

(4)

Consists of 3,435,010 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 2,401,322 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock. Tullis-Dickerson Partners III, L.L.C. is the general partner of Tullis-Dickerson Capital Focus III, L.P. Lyle A. Hohnke, Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson and Timothy M. Buono share voting and/or dispositive power over all shares held by Tullis-Dickerson Capital Focus III, L.P. Dr. Hohnke is a member of our board of directors.

(5)

Consists of 2,748,008 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 1,440,794 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock. Robert J. Flanagan is the Manager of CNF Investments II, LLC and as such is deemed to possess voting and investment power over the shares held by this entity.

(6)

Consists of 1,744,185 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 1,314,698 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, 231,516 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon exercise of immediately exercisable warrants and 95,504 shares of common stock issuable upon the conversion of shares of Series C-1 convertible preferred stock. Trelys Ventures, LLC is the general partner of The Trelys Funds, L.P. Adrian Wilson holds voting and investment power over all shares held by The Trelys Funds, L.P.

(7)	Represents shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010.

(8)	Consists of 280,000 shares of common stock held by Dr. Balber and 154,694 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010.

(9)

Does not include shares held by entities affiliated with Intersouth Partners described in footnote (1). Dr. Kent is a venture partner with Intersouth but does not have or share voting or dispositive power over any of those shares.

(10)

Includes an aggregate of 4,948,080 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2010 and the conversion of shares of convertible preferred stock issuable upon the exercise of immediately exercisable warrants.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, each to be in effect upon the completion of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering. Upon the closing of this offering and the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of April 30, 2010, we had issued and outstanding:

•	3,624,823 shares of our common stock held by 14 stockholders of record;

•	6,000,000 shares of our Series A convertible preferred stock held by four stockholders of record that are convertible into an aggregate of 6,976,738 shares of our common stock;

•	8,515,000 shares of our Series B convertible preferred stock held by 12 stockholders of record that are convertible into an aggregate of 9,901,136 shares of our common stock;

•	24,742,979 shares of our Series C convertible preferred stock held by 19 stockholders of record that are convertible into shares of our common stock on a one-for-one basis; and

•	17,636,655 shares of our Series C-1 convertible preferred stock held by 18 stockholders of record that are convertible into shares of our common stock on a one-for-one basis.

As of April 30, 2010, we also had outstanding:

•	options to purchase 6,386,953 shares of our common stock at a weighted-average exercise price of $0.31 per share;

•	options to purchase an aggregate of 428,000 shares of our common stock with an exercise price equal to the greater of $0.955 or the initial public offering price per share in this offering;

•	warrants to purchase an aggregate of 408,785 shares of our Series B convertible preferred stock at an exercise price of $1.00 per share;

•	warrants to purchase an aggregate of 1,326,605 shares of our Series C convertible preferred stock at an exercise price of $0.7278 per share;

•	warrants to purchase an aggregate of 38,421 shares of our Series C-1 convertible preferred stock at an exercise price of $1.0411 per share;

•

the October 2009 convertible bridge notes, which are convertible into shares of our common stock or preferred stock upon the occurrence of specified corporate events, as described above under “Certain Relationships and Related Party Transactions—Convertible Bridge Notes and Related Warrants”; and

•	warrants to purchase shares of our capital stock on the terms described above under “Certain Relationships and Related Party Transactions—Convertible Bridge Notes and Related Warrants”.

Upon the closing of this offering, all of the outstanding shares of our preferred stock, including 26,285 shares of our Series B convertible preferred stock we expect to issue upon the exercise of warrants prior to the closing of this offering, will automatically convert into a total of 59,288,071 shares of our common stock. In addition, upon the closing of this offering, the October 2009 convertible bridge notes will automatically convert into shares of our common stock, and the related outstanding warrants will be net exercised for shares of our common stock at an exercise price of $0.01 per share. Upon the closing of this offering and after giving effect to the automatic conversion of our preferred stock into common stock and the exercise of those warrants, warrants to purchase an aggregate of 1,809,791 shares of common stock will remain outstanding.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will have been automatically converted into shares of common stock. Following this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock.

Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Preferred Stock Warrants

Except as described in the second bullet below, in connection with the automatic conversion of all of our outstanding shares of preferred stock into common stock immediately prior to the closing of this offering, all preferred stock warrants outstanding as of the closing will automatically become exercisable for shares of common stock based on the then effective conversion ratios applicable to the respective series of convertible preferred stock.

•	We have outstanding warrants to purchase an aggregate of 382,500 shares of Series B convertible preferred stock with an exercise price of $1.00 per share. Upon the closing of this offering, these warrants will become exercisable for an aggregate of 444,765 shares of common stock at an exercise price of $0.86 per share. These warrants expire between December 2012 and December 2013.

•

We have additional outstanding warrants to purchase an aggregate of 26,285 shares of Series B preferred stock with an exercise price of $1.00 per share. Unless exercised, these warrants will expire upon the closing of this offering. We have assumed throughout this prospectus that the holders of these warrants will exercise these warrants for cash prior to the closing of this offering for an aggregate of 26,285 shares of Series B convertible preferred stock that will convert upon completion of this offering into 30,563 shares of common stock.

•

We have outstanding warrants to purchase an aggregate of 1,326,605 shares of Series C convertible preferred stock at an exercise price of $0.7278 per share. Upon the closing of this offering, these warrants will become exercisable for an aggregate of 1,326,605 shares of common stock at an exercise price of $0.7278 per share. These warrants expire in December 2011.

•

We have outstanding warrants to purchase an aggregate of 38,421 shares of Series C-1 convertible preferred stock at an exercise price of $1.0411 per share. Upon the closing of this offering, these warrants will become exercisable for an aggregate of 38,421 shares of common stock at an exercise price of $1.0411 per share. These warrants expire in December 2016.

These warrants have net exercise provisions under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. Each of the warrants contains a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

Under an amended and restated investor rights agreement, following the completion of this offering, the holders of an aggregate of             shares of common stock and warrants to purchase an aggregate of up to             shares of common stock, or their transferees, will have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, subject to specified exemptions, conditions and limitations.

Demand Registration Rights. At any time beginning six months after the completion of this offering, the holders of at least a majority of the shares issuable upon conversion of our Series A convertible preferred stock and Series B convertible preferred stock in the aggregate have the right to demand that we file up to a total of two registration statements and additional holders of at least a majority of the shares issuable upon conversion of our Series C convertible preferred stock and Series C-1 convertible preferred stock in the aggregate have the right to demand that we file up to a total of two additional registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, holders of no less than 20% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions. We are obligated to file a maximum of three registration statements on Form S-3 in any 360-day period. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Piggyback Registration Rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement. These registration rights are also subject to other specified conditions and limitations, including the exclusion of stockholders in registration statements relating to any employee benefit plan or any corporate reorganization or transaction under Rule 145 of the Securities Act. The stockholders with piggyback registration rights have waived them in connection with this offering.

Expenses of Registration. We will pay all expenses relating to demand registrations, Form S-3 registrations and piggyback registrations, other than any stock transfer taxes and underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of the shares having registration rights, subject to specified exceptions.

Termination. The registration rights terminate on the fifth anniversary of the closing of this offering.

Delaware Anti-takeover Law and Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Delaware law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to             shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes with staggered, three-year terms;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least         % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least         % of our then outstanding common stock, voting as a single class.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc. The transfer agent and registrar’s address is 44 West Lancaster Avenue, Ardmore, PA 19003.

NASDAQ Global Market Listing

We have applied for listing of our common stock on The NASDAQ Global Market under the trading symbol “ALDH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of             , 2010, upon completion of this offering,             shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants prior to the completion of this offering, other than the exercise of warrants to purchase an aggregate of 26,285 shares of Series B convertible preferred stock that will convert upon completion of this offering into 30,563 shares of common stock. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining             shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	restricted shares will be eligible for immediate sale upon the completion of this offering;

•

approximately             restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•

approximately             restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Additionally, of the 6,811,973 shares of common stock issuable upon exercise of options outstanding as of March 31, 2010, approximately              shares will be vested and eligible for sale 180 days after the date of this prospectus. All of the shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2010, will be vested and may become eligible for sale beginning 180 days after the date of this prospectus, which date may be extended in specified circumstances.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Unless such holder has entered into a lockup agreement, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below under “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701. However, all of the Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that, for a period of 180 days following the date of the underwriting agreement, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. Boenning & Scattergood may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs and is publicly announced; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period.

In this case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release of the material news or the occurrence of the material event.

The lock-up agreements signed by our securityholders generally permit them, among other customary exceptions, to make bona fide gifts to their immediate family, to transfer securities to trusts for their or their immediate family’s benefit and, if the securityholder is a partnership, limited liability company or corporation, to transfer securities to its partners, members or stockholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the lock-up period.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of             shares of our common stock and warrants to purchase an aggregate of up to             shares of our common stock will have the right to require us to register their shares for resale under the Securities Act, beginning six months after the date of this prospectus. Registration of these shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely affect the trading price of our common stock. These registration rights are described in more detail under the caption “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

As of March 31, 2010, we had outstanding options to purchase 6,811,973 shares of our common stock, of which options to purchase 5,052,366 shares were vested. We intend to file with the SEC one or more registration statements under the Securities Act covering the shares of common stock subject to outstanding stock options granted under our 2000 stock option plan, as well as the shares of common stock reserved for issuance under our 2010 equity incentive plan. We expect to file these registration statements as soon as practicable after the closing of this offering. These registration statements will become effective automatically upon filing. Accordingly, shares registered under these registration statements will be available for sale in the open market following their effective dates, subject to the volume and other limitations under Rule 144, other than the holding period, applicable to our affiliates and the lock-up agreements described above.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Boenning & Scattergood, Inc. and Ladenburg Thalmann & Co. Inc. are the representatives of the underwriters.

Underwriter	Number of Shares
Boenning & Scattergood, Inc.
Ladenburg Thalmann & Co. Inc.
National Securities Corporation

Total

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares. We have granted to the underwriters an option to purchase up to             additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions. The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $            and are payable by us. We have also agreed to pay the underwriters a non-accountable expense allowance equal to 1% of the gross proceeds of the offering.

Total
	Per Share	Without Overallotment	With Over Allotment
Public offering price	$	$	$
Underwriting discount(1)
Proceeds, before expenses, to us

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of the offering.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts. The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information. Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management;

•	our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied for the listing of our common stock on The NASDAQ Global Market under the symbol “ALDH.”

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we and our executive officers, directors and our other stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of the underwriting agreement. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs and is publicly announced or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, (c) issue securities in connection with the conversion of our preferred stock into common stock, or (d) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain distributions to their partners or stockholders (b) enter into or modify 10b5-1 plans so long as no shares may be sold under such plans during the 180 day restricted period, (c) use the “net” exercise provisions of outstanding warrants for our common stock or (d) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Each of the underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

United Kingdom. Each of the underwriters has represented and agreed that:

•

it has not made or will not make an offer of the shares of common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•

it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Switzerland. The shares of common stock will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

European Economic Area. In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares of common stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in shares of common stock;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares of common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale; or (2) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the shares of common stock to the public” in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France. This prospectus has not been prepared in the context of a public offering of shares of common stock in France (appel public à l’épargne) within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers, or AMF, regulations and has therefore not been submitted to the AMF for prior approval or otherwise. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this prospectus nor any other offering material relating to the common stock has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such prospectus nor any other offering material relating to the common stock shall be delivered by then to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF regulations and may not re-transfer, directly or indirectly, the common stock in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Italy. The offering of the shares of common stock has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, the shares of common stock may not be offered or sold, and copies of this offering document or any other document relating to the shares of common stock may not be distributed in Italy except to Qualified Investors, as defined in Article 2, paragraph 2, letter e), (i), (ii) and (iii) of EU Directive 2003/71/EC or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998, referred to as the Consolidated Financial Act, or CONSOB Regulation no. 11971 of May 14, 1999, as amended, also referred to as the Issuers’ Regulation, applies, including those provided for under Article 100 of the Finance Law and Article 33 of the Issuers Regulation, and provided, however, that any such offer or sale of the shares of common stock or distribution of copies of this prospectus or any other document relating to the shares of common stock in Italy must (1) be made in accordance with all applicable Italian laws and regulations, (2) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares of common stock, and (3) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

United Arab Emirates. This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The issue of shares of common stock does not constitute a public offer of shares of common stock in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

The shares of common stock may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares of common stock may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company, and the representatives represent and warrant the shares of common stock will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, in particular the, the DIFC.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. The underwriters are being represented by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Aldagen and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.aldagen.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2008 and 2009 and Balance Sheet (unaudited) and Pro Forma Balance Sheet (unaudited) as of March 31, 2010	F-3

Statements of Operations for the years ended December  31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 (unaudited) and 2010 (unaudited) and for the period from March 3, 2000 (inception) through March 31, 2010 (unaudited)

F-4

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit	F-5

Statements of Cash Flows for the years ended December  31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 (unaudited) and 2010 (unaudited) and for the period from March 3, 2000 (inception) through March 31, 2010 (unaudited)

F-9

Notes to Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Aldagen, Inc.

We have audited the accompanying balance sheets of Aldagen, Inc. (a development stage company) as of December 31, 2008 and 2009, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aldagen, Inc. (a development stage company) at December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Raleigh, North Carolina

May 5, 2010, except as to Note 12, as to which the date is                     , 2010.

The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 12 to the financial statements.

/s/ Ernst & Young LLP

Raleigh, North Carolina

June 8, 2010

ALDAGEN, INC.

(A Development Stage Company)

BALANCE SHEETS

	December 31,		March 31, 2010	Pro forma March 31, 2010
	2008	2009
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,055,960	$13,019,375	$10,173,865	$10,173,865
Accounts receivable	8,775	79,770	99,400	99,400
Other receivables	140,125	56,470	39,976	39,976
Prepaid expenses and other assets	49,941	111,323	83,558	83,558
Inventories	16,365	71,318	47,535	47,535

Total current assets	16,271,166	13,338,256	10,444,334	10,444,334
Deferred offering costs	—	611,048	614,418	614,418
Property and equipment, net	1,381,684	1,479,794	1,491,525	1,491,525
Other assets	9,256	9,256	9,256	9,256

Total assets	$17,662,106	$15,438,354	$12,559,533	$12,559,533

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$760,059	$307,125	$289,304	$289,304
Accrued expenses	903,749	422,263	286,189	286,189
Deferred rent	243,409	251,597	236,495	236,495
Capital lease obligations, current portion	15,522	15,298	15,699	15,699
Convertible promissory notes	—	5,556,051	6,262,286	—
Notes payable, current portion	2,190,163	1,990,950	1,356,610	1,356,610

Total current liabilities	4,112,902	8,543,284	8,446,583	2,184,297
Preferred stock warrant liability	870,256	3,001,513	2,925,060	—
Capital lease obligations, less current portion	36,545	21,247	17,168	17,168
Notes payable, less current portion	985,122	21,718	—	—

Total liabilities	6,004,825	11,587,762	11,388,811	2,201,465

Commitments and contingencies

Junior Preferred redeemable convertible preferred stock, $0.001 par value; 14,963,785 shares authorized, 14,515,000 shares issued and outstanding, and aggregate liquidation value of $14,515,000 at December 31, 2008 and 2009 and March 31, 2010 (no shares authorized, issued or outstanding pro forma)	10,421,611	11,457,014	11,712,319	—

Series C redeemable convertible preferred stock, $0.001 par value; 26,069,584 shares authorized at December 31, 2008 and 2009 and March 31, 2010, 24,742,979 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, aggregate liquidation value of $20,544,475, $21,985,110 and $22,340,355 at December 31, 2008 and 2009 and March 31, 2010, respectively (no shares authorized, issued or outstanding pro forma)	20,401,979	21,890,112	22,257,212	—

Series C-1 redeemable convertible preferred stock, $0.001 par value; 17,636,655 shares authorized, issued and outstanding at December 31, 2008 aggregate liquidation value of $19,411,901 at December 31, 2008; 29,969,764 shares authorized, 17,636,655 shares issued and outstanding at December 31, 2009 and March 31, 2010, aggregate liquidation value of $20,880,823 and $21,243,023 at December 31, 2009 and March 31, 2010, respectively (no shares authorized, issued or outstanding pro forma)	19,379,942	20,859,667	21,224,568	—

Stockholders’ (deficit) equity: Common stock, $0.001 par value; 80,000,000, 92,294,688 and 92,294,688 shares authorized at December 31, 2008 and 2009 and March 31, 2010, respectively; shares authorized; 3,619,747, 3,624,823 and 3,624,823 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (70,128,005 shares issued and outstanding pro forma)	3,620	3,625	3,625	70,128
Additional paid-in capital	—	—	—	64,314,942
Deficit accumulated during the development stage	(38,549,871)	(50,359,826)	(54,027,002)	(54,027,002)

Total stockholders’ (deficit) equity	(38,546,251)	(50,356,201)	(54,023,377)	10,358,068

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$17,662,106	$15,438,354	$12,559,533	$12,559,533

The accompanying notes are an integral part of these financial statements.

ALDAGEN, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,		Period from March 3, 2000 (inception) through March 31, 2010
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Grant revenue	$—	$—	$—	$—	$—	$109,485
Product sales, net	210,780	178,619	450,055	117,025	140,800	1,288,883

Total revenues	210,780	178,619	450,055	117,025	140,800	1,398,368

Operating expenses:
Cost of product sales	75,483	74,998	179,987	46,960	46,073	483,735
Research and development	4,841,435	6,141,846	5,577,737	1,483,064	1,519,922	34,798,311
Selling, general and administrative	1,761,002	4,052,474	2,338,560	683,002	674,527	15,237,682

Total operating expenses	6,677,920	10,269,318	8,096,284	2,213,026	2,240,522	50,519,728

Loss from operations	(6,467,140)	(10,090,699)	(7,646,229)	(2,096,001)	(2,099,722)	(49,121,360)

Other income (expense):
Interest (expense) income, net	(86,786)	1,082	(706,028)	(28,984)	(740,176)	(5,252,828)
Other (expense) income , net	(147,520)	(97,561)	(669,945)	(200,889)	76,453	(737,160)

Total other expense	(234,306)	(96,479)	(1,375,973)	(229,873)	(663,723)	(5,989,988)

Loss before income tax benefit and cumulative effect of change in accounting principle	(6,701,446)	(10,187,178)	(9,022,202)	(2,325,874)	(2,763,445)	(55,111,348)
Income tax benefit	—	7,732	36,000	—	—	43,732

Loss before cumulative effect of change in accounting principle	(6,701,446)	(10,179,446)	(8,986,202)	(2,325,874)	(2,763,445)	55,067,616
Cumulative effect of change in accounting principle	—	—	—	—	—	(1,469,856)

Net loss	(6,701,446)	(10,179,446)	(8,986,202)	(2,325,874)	(2,763,445)	(56,537,472)
Accretion of redeemable convertible preferred stock	(2,119,421)	(3,588,368)	(4,003,261)	(972,730)	(987,306)	(15,959,944)
Gain on exchange of redeemable convertible preferred stock	—	—	—	—	—	14,517,817
Beneficial conversion feature	—	—	(839,211)	—	—	(966,711)

Net loss attributable to common stockholders	$(8,820,867)	$(13,767,814)	$(13,828,674)	$(3,298,604)	$(3,750,751)	$(58,946,310)

Net loss per common share:
Net loss per share allocable to common stockholders—basic and diluted	$(2.53)	$(3.80)	$(3.82)	$(0.91)	$(1.03)

Shares used to compute net loss per share allocable to common stockholders—basic and diluted	3,487,396	3,619,747	3,620,525	3,619,747	3,624,823

Pro Forma (Unaudited):
Pro forma basic and diluted net loss per common share			$(0.22)		$(0.05)

Weighted average shares used in computation of basic and diluted net loss per share attributable to common stockholders			3,620,525		3,624,823
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock			60,610,308		66,434,140

Weighted average shares used to compute pro forma basic and diluted net loss per common share			64,230,833		70,058,963

The accompanying notes are an integral part of these financial statements.

ALDAGEN, INC.

(A Development Stage Company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable Convertible Preferred Stock										Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Junior Preferred Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series C-1 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at March 3, 2000 (inception)	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of restricted common stock to founders at $0.001 per share for cash in April 2000	—	—	—	—	—	—	—	—	—	—	900,000	900	—	—	900
Issuance of common stock to consultants at $0.001 per share for services in April 2000	—	—	—	—	—	—	—	—	—	—	111,000	111	—	—	111
Issuance of restricted common stock to employees at $0.01 per share for cash in September 2000	—	—	—	—	—	—	—	—	—	—	600,000	600	5,400	—	6,000
Issuance of common stock for technology and services at fair value	—	—	—	—	—	—	—	—	—	—	300,000	300	29,700	—	30,000
Issuance of Series A redeemable convertible preferred stock for cash at $1.00 per share in October 2000, net of issuance costs of $24,971	3,000,000	2,975,029	—	—	—	—	—	—	—	—	—	—	—	—	—
Revaluation of restricted stock to founders	—	—	—	—	—	—	—	—	—	—	—	—	5,000	—	5,000
Accretion of redeemable convertible preferred stock	—	48,657	—	—	—	—	—	—	—	—	—	—	(40,100)	(8,557)	(48,657)
Net loss from March 3, 2000 (inception) through December 31, 2000	—	—	—	—	—	—	—	—	—	—	—	—	—	(275,472)	(275,472)

Balance at December 31, 2000	3,000,000	3,023,686	—	—	—	—	—	—	—	—	1,911,000	1,911	—	(284,029)	(282,118)
Issuance of Series A redeemable convertible preferred stock at $1.00 per share for cash in January and December 2001, net of issuance costs of $32,789	3,000,000	2,967,211	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	33,721	—	33,721
Issuance of common stock options to consultants for services at fair value	—	—	—	—	—	—	—	—	—	—	—	—	735	—	735
Revaluation of restricted stock to founders	—	—	—	—	—	—	—	—	—	—	—	—	30,000	—	30,000
Accretion of redeemable convertible preferred stock	—	331,997	—	—	—	—	—	—	—	—	—	—	(64,456)	(267,541)	(331,997)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,988,196)	(1,988,196)

Balance at December 31, 2001	6,000,000	6,322,894	—	—	—	—	—	—	—	—	1,911,000	1,911	—	(2,539,766)	(2,537,855)
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	127,500	—	127,500
Beneficial conversion feature of 2002 Bridge notes	—	—	—	—	—	—	—	—	—	—	—	—	127,500	—	127,500
Issuance of common stock options to consultants for services at fair value	—	—	—	—	—	—	—	—	—	—	—	—	2,081	—	2,081
Revaluation of restricted stock to founders	—	—	—	—	—	—	—	—	—	—	—	—	60,270	—	60,270
Accretion of redeemable convertible preferred stock	—	489,821	—	—	—	—	—	—	—	—	—	—	(317,351)	(172,470)	(489,821)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,572,625)	(3,572,625)

Balance at December 31, 2002	6,000,000	$6,812,715	—	$—	—	$—	—	$—	—	$—	1,911,000	$1,911	$—	$(6,284,861)	$(6,282,950)

The accompanying notes are an integral part of these financial statements.

ALDAGEN, INC.

(A Development Stage Company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (Continued)

	Redeemable Convertible Preferred Stock										Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Junior Preferred Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series C-1 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	6,000,000	$6,812,715	—	$—	—	$—	—	$—	—	$—	1,911,000	$1,911	$—	$(6,284,861)	$(6,282,950)
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	10,755	—	10,755
Conversion of bridge notes and accrued interest into redeemable convertible preferred stock in March 2003	—	—	761,833	761,833	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock in March and December 2003, net of issuance costs of $69,526	—	—	5,497,544	5,428,018	—	—	—	—	—	—	—	—	—	—	—
Revaluation of restricted stock to founders	—	—	—	—	—	—	—	—	—	—	—	—	45,000	—	45,000
Issuance of common stock options to consultants for services at fair value	—	—	—	—	—	—	—	—	—	—	—	—	14,229	—	14,229
Accretion of redeemable convertible preferred stock	—	487,572	—	347,342	—	—	—	—	—	—	—	—	(69,984)	(764,930)	(834,914)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,505,763)	(4,505,763)

Balance at December 31, 2003	6,000,000	7,300,287	6,259,377	6,537,193	—	—	—	—	—	—	1,911,000	1,911	—	(11,555,554)	(11,553,643)
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	8,010	—	8,010
Issuance of Series B redeemable convertible preferred stock in May, August and November 2004, net of issuance costs of $16,993	—	—	3,755,623	3,738,630	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock options to consultants for services at fair value	—	—	—	—	—	—	—	—	—	—	—	—	8,523	—	8,523
Accretion of redeemable convertible preferred stock	—	487,581	—	632,209	—	—	—	—	—	—	—	—	(16,533)	(1,103,257)	(1,119,790)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,654,695)	(4,654,695)

Balance at December 31, 2004	6,000,000	7,787,868	10,015,000	10,908,032	—	—	—	—	—	—	1,911,000	1,911	—	(17,313,506)	(17,311,595)
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	1,282,271	—	1,282,271
Conversion of Series B reedemable convertible preferred stock into common stock in March 2005	—	—	(1,500,000)	(1,500,000)	—	—	—	—	—	—	1,500,000	1,500	1,498,500	—	1,500,000
Elimination of preferred stock dividends upon conversion to common stock	—	—	—	(169,685)	—	—	—	—	—	—	—	—	169,685	—	169,685
Establishment of FAS 150 preferred stock warrant liability	—	—	—	—	—	—	—	—	—	—	—	—	(1,282,271)	—	(1,282,271)
Issuance of common stock options to consultants for services at fair value	—	—	—	—	—	—	—	—	—	—	—	—	45,975	—	45,975
Accretion of redeemable convertible preferred stock	—	487,516	—	726,458	—	—	—	—	—	—	—	—	(1,213,974)	—	(1,213,974)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,134,005)	(7,134,005)

Balance at December 31, 2005	6,000,000	$8,275,384	8,515,000	$9,964,805	—	$—	—	$—	—	$—	3,411,000	$3,411	$500,186	$(24,447,511)	$(23,943,914)

The accompanying notes are an integral part of these financial statements.

ALDAGEN, INC.

(A Development Stage Company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (Continued)

	Redeemable Convertible Preferred Stock										Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Junior Preferred Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series C-1 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2005	6,000,000	$8,275,384	8,515,000	$9,964,805	—	$—	—	$—	—	$—	3,411,000	$3,411	$500,186	$(24,447,511)	$(23,943,914)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	21,148	—	21,148
Conversion of bridge notes and accrued interest into redeemable convertible preferred stock in December 2006	—	—	—	—	—	—	5,951,801	4,331,720	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock in December 2006, net of issuance costs of $127,386	—	—	—	—	—	—	9,131,243	6,518,333	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock in December 2006 for consulting services at fair value	—	—	—	—	—	—	41,907	30,500	—	—	—	—	—	—	—
Exchange of Series A and B redeemable convertible preferred stock to Junior Preferred redeemable convertible preferred stock in December 2006	(6,000,000)	(8,741,917)	(8,515,000)	(10,634,303)	14,515,000	8,302,580	—	—	—	—	—	—	—	—	—
Gain on redemption of certain preferred stock, warrants, and other securities	—	—	—	—	—	—	—	—	—	—	—	—	—	14,517,817	14,517,817
Accretion of redeemable convertible preferred stock	—	466,533	—	669,498	—	45,388	—	41,016	—	—	—	—	(521,334)	(701,101)	(1,222,435)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,776,177)	(5,776,177)

Balance at December 31, 2006	—	—	—	—	14,515,000	8,347,968	15,124,951	10,921,569	—	—	3,411,000	3,411	—	(16,406,972)	(16,403,561)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	93,471		93,471
Issuance of common stock in July and August 2007 upon exercise of stock options at $0.20 per share for cash	—	—	—	—	—	—	—	—	—	—	208,747	209	41,540	—	41,749
Issuance of Series C redeemable convertible preferred stock in September 2007, net of issuance costs of $95,705	—	—	—	—	—	—	9,618,028	6,904,296	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	—	—	—	—	1,035,403	—	1,084,018	—	—	—	—	(135,011)	(1,984,410)	(2,119,421)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,701,446)	(6,701,446)

Balance at December 31, 2007	—	$—	—	$—	14,515,000	$9,383,371	24,742,979	$18,909,883	—	$—	3,619,747	$3,620	$—	$(25,092,828)	$(25,089,208)

The accompanying notes are an integral part of these financial statements

ALDAGEN, INC.

(A Development Stage Company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (Continued)

	Redeemable Convertible Preferred Stock										Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Junior Preferred Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series C-1 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	—	$—	—	$—	14,515,000	$9,383,371	24,742,979	$18,909,883	—	$—	3,619,747	$3,620	$—	$(25,092,828)	$(25,089,208)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	310,771	—	310,771
Issuance of Series C-1 redeemable convertible preferred stock in April 2008, net of issuance costs of $39,611	—	—	—	—	—	—	—	—	17,636,655	18,321,910	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	—	—	—	—	1,038,240	—	1,492,096	—	1,058,032	—	—	(310,771)	(3,277,597)	(3,588,368)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,179,446)	(10,179,446)

Balance at December 31, 2008	—	—	—	—	14,515,000	10,421,611	24,742,979	20,401,979	17,636,655	19,379,942	3,619,747	3,620	—	(38,549,871)	(38,546,251)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	337,834	—	337,834
Issuance of common stock in November 2009 upon exercise of stock options at an average price of $0.49 per share for cash	—	—	—	—	—	—	—	—	—	—	5,076	5	2,463	—	2,468
Beneficial conversion feature on issuance of convertible promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	839,211	—	839,211
Accretion of redeemable convertible preferred stock	—	—	—	—	—	1,035,403	—	1,488,133	—	1,479,725	—	—	(1,179,508)	(2,823,753)	(4,003,261)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,986,202)	(8,986,202)

Balance at December 31, 2009	—	—	—	—	14,515,000	11,457,014	24,742,979	21,890,112	17,636,655	20,859,667	3,624,823	3,625	—	(50,359,826)	(50,356,201)
Share-based compensation expense (Unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	83,575	—	83,575
Accretion of redeemable convertible preferred stock (Unaudited)	—	—	—	—	—	255,305	—	367,100	—	364,901	—	—	(83,575)	(903,731)	(987,306)
Net loss (Unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,763,445)	(2,763,445)

Balance at March 31, 2010 (Unaudited)	—	$—	—	$—	14,515,000	$11,712,319	24,742,979	$22,257,212	17,636,655	$21,224,568	3,624,823	$3,625	$—	$(54,027,002)	$(54,023,377)

The accompanying notes are an integral part of these financial statements.

ALDAGEN, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,		Period from March 3, 2000 (Inception) to March 31, 2010
	2007	2008	2009	2009	2010
				(Unaudited)		(Unaudited)
Operating activities
Net loss	$(6,701,446)	$(10,179,446)	$(8,986,202)	$(2,325,874)	$(2,763,445)	$(56,537,472)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	311,809	264,898	425,704	91,258	110,741	2,447,150
Loss (gain) on disposal of equipment	(2,754)	—	—	—	—	27,087
Non-cash interest expense	1,564	—	561,744	—	712,460	4,768,596
Deferred offering expense			(611,048)	—	(3,370)	(614,418)
Write-down of inventories	22,413	—	—	—	—	56,413
Share-based compensation to consultants and employees	93,471	310,771	337,834	78,562	83,575	1,089,114
Stock issued for technology license and services	—	—	—	—	—	30,000
Change in value of preferred stock warrant liability including cumulative effect of change in accounting principle	147,520	97,561	658,199	200,889	(76,453)	2,100,852
Loss on debt extinguishment	—	—	11,747	—	—	111,080
Changes in operating assets and liabilities:
Accounts receivable	(90,560)	46,792	(70,995)	(55,400)	(19,630)	(99,400)
Other receivables and prepaid expenses and other assets	(31,340)	12,059	64,130	25,734	44,259	(90,933)
Inventories	13,464	1,646	(54,953)	(65)	23,783	(103,948)
Accounts payable	(55,997)	637,086	(452,934)	314,861	(17,821)	289,304
Accrued expenses	347,370	(253,769)	(481,486)	(572,838)	(136,074)	286,189
Deferred rent	98,434	98,504	8,188	44,074	(15,102)	236,495

Net cash used in operating activities	(5,846,052)	(8,963,898)	(8,590,072)	(2,198,799)	(2,057,077)	(46,003,891)

Investing activities
Proceeds from sale of equipment	22,000	—	—	—	—	44,281
Purchase of property and equipment	(501,621)	(734,158)	(523,814)	(433,833)	(122,472)	(3,734,660)

Net cash used in investing activities	(479,621)	(734,158)	(523,814)	(433,833)	(122,472)	(3,690,379)

Financing activities
Proceeds from issuance of notes payable	260,000	—	7,287,902	—	—	16,613,242
Repayment of notes payable	(99,846)	(64,882)	(1,143,944)	(17,379)	(662,283)	(3,353,770)
Debt issuance cost	—	—	(53,603)	(4,172)	—	(53,603)
Payments on capital lease obligations	(18,629)	(15,701)	(15,522)	—	(3,678)	(242,388)
Proceeds from issuance of preferred stock, net of issuance costs	6,904,296	18,321,910	—	—	—	46,853,427
Proceeds from issuance of common stock	41,749	—	2,468	—	—	51,227

Net cash provided by (used in) financing activities	7,087,570	18,241,327	6,077,301	(21,551)	(665,961)	59,868,135

Net increase (decrease) in cash and cash equivalents	761,897	8,543,271	(3,036,585)	(2,654,183)	(2,845,510)	10,173,865
Cash and cash equivalents at beginning of period	6,750,792	7,512,689	16,055,960	16,055,960	13,019,375	—

Cash and cash equivalents at end of period	$7,512,689	$16,055,960	$13,019,375	$13,401,777	$10,173,865	$10,173,865

Supplemental disclosure of cash flow information:
Cash paid for interest	$288,208	$215,447	$188,156	$53,112	$28,327	$771,770

Non-cash investing and financing activities:
Conversion of bridge notes and accrued interest into redeemable convertible preferred stock	$—	$—	$—	$—	$—	$5,093,533

Acquisition of property and equipment under capital leases	$71,505	$—	$—	$—	$—	$275,254

The accompanying notes are an integral part of these financial statements.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

1.	Description of Company

Aldagen, Inc. (Aldagen or the Company) was incorporated in the State of Delaware on March 3, 2000 as Stemco Biomedical, Inc. and changed its name to Aldagen, Inc. in November 2005.

Aldagen is a biopharmaceutical company developing proprietary regenerative cell therapies that target significant unmet medical needs. The Company has developed a proprietary technology that allows it to isolate adult stem cells that express high levels of an enzyme known as aldehyde dehydrogenase, or ALDH, which the Company refers to as ALDH-bright, or ALDHbr, cells. The Company’s product candidates consist of specific populations of adult stem cells that it isolates using its proprietary technology. The Company operates as a single reportable segment.

The Company is developing the following product candidates:

ALD-301—To treat critical limb ischemia.

ALD-201—To treat ischemic heart failure.

ALD-401—Post-acute treatment of ischemic stroke.

Since inception, the Company has commercialized the following products:

ALDEFLUOR—An enzyme-based assay which detects stem and progenitor cells based on their high level of expression of ALDH. ALDEFLUOR has been sold since 2003 through a third-party distributor.

ALDECOUNT—An FDA-approved in vitro diagnostic use-product for the identification and enumeration of ALDHbr cells by flow cytometry. ALDECOUNT has been sold since 2004 through a third-party distributor.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 915-10, Development Stage Entities, states that an enterprise shall be considered to be in the development stage if either planned principal operations have not commenced or planned principal operations have commenced but there has been no significant revenue therefrom. The Company’s operations since inception have consisted primarily of organizing the Company, research and development of product technologies and securing financing. Product sales of ALDEFLUOR and ALDECOUNT were $1,288,883 from March 3, 2000 (inception) through March 31, 2010. Accordingly, the Company will remain a development stage company until such time as significant revenues have been generated from the sale of the Company’s product candidates or a significant collaboration is entered into with a third party.

The Company has incurred losses since its inception and expects to incur substantial additional development costs. As a result, the Company will require substantial additional funds and will continue to seek private or public equity or debt financing, research funding and revenue or expense sharing from collaborative agreements to meet its capital requirements. If such funds are not available, management may need to reassess its business plans. Even if the Company does not have an immediate need for additional cash, it may seek access to the private or public equity markets if and when conditions are favorable. There is no assurance that such additional funds will be available for the Company to finance its operations on acceptable terms, if at all.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Data

The accompanying balance sheet as of March 31, 2010, the statements of operations and of cash flows for the three months ended March 31, 2009 and 2010 and the period from March 3, 2000 (inception) through March 31, 2010, and the statements of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of March 31, 2010 and the results of its operations and cash flows for the three months ended March 31, 2009 and 2010 and the period from March 3, 2000 through March 31, 2010. The financial data and other information disclosed in these notes to the financial statements related to the three month periods are unaudited. The results for the three months ending March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any future year.

Unaudited Pro Forma Balance Sheet and Pro Forma Loss per Common Share

In October 2009, the Company’s Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission (SEC) permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of March 31, 2010 and pro forma basic and diluted loss per common share reflects the conversion of all Series A, Series B, Series C and Series C-1 convertible preferred stock outstanding as of March 31, 2010 into 59,257,508 shares of common stock and the conversion of outstanding convertible promissory notes and accrued interest into 7,245,674 shares of common stock immediately prior to the closing of the Company’s initial public offering (IPO). In addition, the unaudited pro forma balance sheet as of March 31, 2010 reflects the impact of the reclassification of the preferred stock warrant liability into additional paid-in capital as a result of the automatic conversion of warrants to purchase preferred stock into warrants to purchase common stock immediately prior to the closing of the Company’s IPO.

Cash and Cash Equivalents

The Company invests its available cash balances in bank deposits and money market funds. The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, accounts receivable and other receivables.

The Company’s cash is held by one financial institution. The Company invests cash not currently used for operating purposes in money market funds. The Company is exposed to credit risk, subject to federal deposit insurance, in the event of default by the financial institution holding its cash and cash equivalents to the extent of amounts recorded on the balance sheets.

Accounts receivable consists of trade receivables from product sales. Other receivables result from sales of capital equipment and landlord-reimbursable leasehold improvements. As of December 31, 2008 and 2009, the

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Company’s wholesale distributor for ALDEFLUOR and ALDECOUNT accounted for 71% and 94%, respectively, of the Company’s trade accounts receivable. The Company’s credit policies include establishment of provisions for potential credit losses. Since inception, the Company has not experienced significant credit losses on its accounts receivable or other receivables. As of December 31, 2008 and 2009, no allowance for doubtful accounts was considered necessary by management.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management bases its estimates on historical experience and assumptions believed to be reasonable under the circumstances. Actual results could differ from the estimates and assumptions used.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, other receivables, accounts payable, notes payable, capital leases and preferred stock warrants. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximate their fair values due to the short-term nature of such instruments. The carrying amounts of borrowings under the Company’s debt facilities approximate their fair values as of December 31, 2008 and 2009, based on the determination that the stated rates on such debt are consistent with current interest rates for similar borrowing arrangements available to the Company. The carrying amounts of preferred stock warrant liabilities are revalued and adjusted using the Black-Scholes valuation model at the end of each reporting period to reflect their fair values.

On January 1, 2008, the Company adopted ASC 820-10, Fair Value Measurements and Disclosures, as it applies to its financial assets and financial liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the estimated exit price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, rather than an entry price representing the price paid to purchase an asset or received to assume a liability. ASC 820-10 emphasizes that fair value is market-based rather than entity-specific and that fair value is based upon assumptions market participants would use in pricing an asset or liability. ASC 820-10 establishes a fair value hierarchy that ranks the quality and reliability of information used to measure fair value based upon observable and unobservable inputs. The three broad levels of the hierarchy are described below:

•	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•	Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

•	Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of December 31, 2008 and 2009 and March 31, 2010, the Company measured its preferred stock warrant liability using significant unobservable prices that are based on little or no verifiable market data, which is Level 3 in the fair value hierarchy, resulting in fair value estimates of $870,256, $3,001,513 and $2,925,060,

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

respectively. In addition, the Company recorded a $97,561 and $658,199 realized loss as a result of the change in fair value of the preferred stock warrant liability for the periods ended December 31, 2008 and 2009, respectively. The Company recorded $76,453 realized gain as a result of the change in fair value of the preferred stock warrant liability for the period ended March 31, 2010. No other financial assets and liabilities were carried at fair value as of March 31, 2010.

On January 1, 2008 the Company also adopted ASC 825-10, Financial Instruments, which gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. The Company did not elect the fair value option permitted by ASC 825-10 for its financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as the Company’s short- and long-term debt obligations and trade accounts receivable and payable, are still reported at their carrying values. However, the carrying amounts of these assets approximate their fair value as described above.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the first-in, first-out method for all inventory transactions. The Company’s policy is to record a valuation allowance for inventory that has become obsolete, has a cost basis in excess of net realizable value or is in excess of forecasted demand. As of December 31, 2008 and 2009, no inventory valuation allowance was considered necessary by management.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, usually three to seven years. The costs of leasehold improvements and equipment under capital leases that do not transfer ownership are amortized over the life of the lease or the useful economic life of the asset, whichever is shorter. Maintenance and repairs are expensed as incurred.

Deferred Offering Costs

In connection with its initial public offering, the Company has recorded $614,418 of deferred offering costs as a non-current asset in the accompanying unaudited balance sheet as of March 31, 2010.

Long-Lived Assets

The Company periodically assesses the impairment of long-lived assets in accordance with ASC 360-10, Property, Plant, and Equipment. The Company reviews long-lived assets, including property and equipment, for impairment whenever changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Since inception, the Company has not recorded any such impairment.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition (SAB 104).

Grant revenues from cost-reimbursement contracts for research and development activities are recorded in the period in which the related costs are incurred. Grant revenues from fixed fee contracts are recorded using a proportional performance method based on the level of services provided. Direct costs associated with grant contracts are reported as incurred in research and development expense.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

During 2002, the Company was awarded a government grant of $109,485 to fund research and development activities. All grant revenue was recognized during the years ended December 31, 2002 and 2003 and is reflected in grant revenue for the period from March 3, 2000 (inception) through March 31, 2010.

Revenues from product sales are recorded when all of the SAB 104 criteria are met, which typically occurs at the time of shipment of the product to customers, as title and risk of loss are transferred upon shipment. Revenues from product sales are recorded net of applicable distributor discounts.

In May 2005, the Company executed an exclusive distribution agreement under which the distributor sells ALDEFLUOR. Product revenues attributable to ALDEFLUOR for the years ended December 31, 2007, 2008 and 2009 and for the period from March 3, 2000 (inception) through March 31, 2010 were $197,100, $156,544, $417,655 and $1,201,763, respectively.

The Company also sells ALDECOUNT through a distributor. Product revenues attributable to ALDECOUNT for the years ended December 31, 2007, 2008 and 2009 and for the period from March 3, 2000 (inception) through March 31, 2010 were $13,680, $22,075, $32,400 and $87,120, respectively.

Research and Development

The Company expenses research and development costs for its own research and development activities as incurred. Research and development costs include personnel-related expenses, patent expenses, allocations of research-related overhead costs for facilities, operational support and insurance, costs of manufacturing product candidates for clinical trial activities and costs paid to third parties to conduct clinical trials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by the third parties, patient enrollment in clinical trials, administrative costs incurred by the third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating lease and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. The Company also records landlord-funded lease incentives, such as reimbursable leasehold improvements, as a deferred rent liability, which is amortized as a reduction of rent expense over the non-cancelable term of its operating lease. The Company’s deferred rent liability as of December 31, 2008 and 2009 and March 31, 2010 was $243,409, $251,597 and $236,495, respectively.

Share-Based Compensation

Prior to January 1, 2006, the Company accounted for employee share-based compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, share-based compensation for employees is based on the excess, if any, of the fair value of the Company’s common stock over the exercise price of a stock option on the date of the grant. Accordingly, prior to January 1, 2006, the Company did not recognize compensation cost for

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

employee stock options, as all such options had an exercise price equal to at least the fair value of the underlying common stock on the date of the grant, as determined by the Company’s board of directors.

Effective January 1, 2006, the Company adopted the provisions of ASC 718-10, Compensation—Stock Compensation. Share-based awards, including stock options, are recorded at their fair value as of the grant date and recognized to expense on a straight-line basis over the employee’s requisite service period, which is generally the vesting period of the award. Share-based compensation expense is based on awards ultimately expected to vest, and therefore the recorded expense includes an estimate of future forfeitures. Forfeitures are to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company adopted the provisions of ASC 718-10 using the prospective transition method. Under this method, the provisions of ASC 718-10 apply to all awards granted or modified after January 1, 2006. Awards outstanding at January 1, 2006 continue to be accounted for using the accounting principles originally applied to the award.

As a result of adopting ASC 718-10 on January 1, 2006, the net income attributable to common stockholders for the year ended December 31, 2006 was $21,148 lower than if the Company had continued to account for the share-based compensation under APB No. 25. The Company has not recognized any tax benefits related to share-based compensation costs since its inception.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-Employees using a fair value approach. Share-based payment transactions with nonemployees are measured using either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. In the case of equity instruments for which the quantity or other specific terms are not measurable at the time of issuance, the Company determines whether a measurement date has occurred, and once a measurement date has been determined, the Company estimates the fair value of the equity instrument granted to the nonemployee using the Black-Scholes valuation model.

The measurement of nonemployee share-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received. In connection with the issuance of share-based common stock awards to nonemployees, the Company recorded share-based compensation within stockholders’ deficit totaling $9,998 for the three months ended March 31, 2010 and $221,811 for the period from March 3, 2000 (inception) through March 31, 2010. No options or warrants were issued as stock-based compensation to nonemployees during the years ended December 31, 2007, 2008 or 2009.

The following table shows the weighted-average assumptions used to compute the grant date fair value of stock options granted to nonemployees using the Black-Scholes valuation model during the three months ended March 31, 2010.

Three Months Ended March 31, 2010
(Unaudited)
Dividend yield	0%
Volatility	82.9%
Risk-free interest rate	1.85%
Expected life (in years)	6.08

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Options issued to non-employees during the three months ended March 31, 2010 have an exercise price equal to the greater of $0.955 per share or the IPO price per share, provided that the Company has executed an underwriting agreement for an IPO on or before July 31, 2010; otherwise, the exercise price is fixed at $0.955 per share. As the final exercise price of these options was not known as of the grant date, the Company based its estimate of fair value upon the lowest aggregate fair value of the options, which was calculated using the initial exercise price of $0.955 per share. As of July 31, 2010, or, if earlier, upon the execution of an underwriting agreement for an IPO, the Company will apply modification accounting to determine the then-current fair value of the stock options and will recognize the additional fair value, if any, as expense at that time.

The following table shows the weighted-average assumptions used to compute the grant date fair value of stock options granted to employees using the Black-Scholes valuation model during the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 and 2010.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)

Dividend yield	0%	0%	0%	0%	—
Volatility	68%	67%	68.3%	59.2%	—
Risk-free interest rate	4.38%	3.28%	2.24%	1.88%	—
Expected life (in years)	6.08	5.96	6.08	6.08	—

The weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 was $0.19, $0.31, $0.44 and $0.35, respectively. There were no employee stock options granted for the three month period ended March 31, 2010.

The assumed dividend yield is based on the Company’s expectation of not paying dividends in the foreseeable future. Due to limited historical data, the Company’s estimated stock price volatility reflects application of SEC Staff Accounting Bulletin (SAB) No. 107 (SAB 107), which provides for an estimate of volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The risk-free interest rate is based on the U.S. Treasury yield curve during the expected life of the option. The expected life of employee stock options is based on the mid-point between the vesting date and the end of the contractual term in accordance with the simplified method prescribed in SAB 107, and the expected life for share-based compensation granted to nonemployees is the contractual term of the award.

The Company recognized non-cash share-based compensation expense to employees in its research and development and selling, general and administrative functions as follows:

	Year Ended December 31,			Three Months Ended March 31,		Period from March 3, 2000 (inception) through March 31, 2010
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)	(Unaudited)
Research and development	$14,751	$68,392	$83,544	$17,622	$13,252	$180,554
Selling, general and administrative	78,720	242,379	254,290	60,940	60,325	656,247

Total share-based compensation	$93,471	$310,771	$337,834	$78,562	$73,577	$836,801

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of ASC 480-10, Distinguishing Liabilities from Equity. Pursuant to ASC 480-10, freestanding warrants for shares that are either putable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense. Prior to July 1, 2005, the Company accounted for warrants to purchase preferred stock as equity under APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

Upon adoption of ASC 480-10 on July 1, 2005, the Company reclassified $1,469,856, the fair value of the outstanding warrants to purchase shares of its redeemable convertible preferred stock from stockholders’ deficit to a liability and recorded a cumulative effect of the change in accounting principle. During the year ended December 31, 2006, the Company recorded $191,255, as other income to reflect the decrease in fair value of all preferred stock warrants. For the years ended December 31, 2007, 2008 and 2009 and the period from March 3, 2000 (inception) through March 31, 2010, the Company recorded $147,520, $97,561, $658,199 and $630,998, respectively, as other expense for the increase in fair value of all preferred stock warrants. The Company recorded $76,453 as other income for the decrease in fair value of all preferred stock warrants for the three months ended March 31, 2010. The Company will continue to adjust the preferred stock warrant liability for changes in fair value until the earlier of the exercise of all of the warrants to purchase shares of redeemable convertible preferred stock or the completion of an IPO in which all shares of convertible preferred stock are converted to shares of common stock, at which time these liabilities will be reclassified to stockholders’ (deficit) equity, because the warrants to purchase convertible preferred stock would be converted to warrants to purchase common stock.

Other Income and Expense

Interest income for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 and 2010, and for the period from March 3, 2000 (inception) through March 31, 2010 was $202,986, $228,259, $43,955, $13,904, $10,392 and $658,064, respectively.

Interest expense consists of interest relating to the Company’s capital lease obligations and loan balances and the amortization of debt discounts and debt issuance costs. The Company’s debt discounts represent the initial value of warrants issued in connection with promissory notes and any related beneficial conversion features associated with the debt. Interest expense for the years ended December 31, 2007, 2008, 2009 and for the three months ended March 31, 2009 and 2010, and for the period from March 3, 2000 (inception) through March 31, 2010 was $289,772, $227,177, $749,984, $42,888, $750,568 and $5,898,443, respectively.

Other income and expense consists primarily of changes in the fair value of the Company’s preferred stock warrant liability and charges associated with the extinguishment of debt.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by ASC 740-10, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

necessary to reduce deferred tax assets to amounts expected to be realized. The Company has incurred operating losses from March 3, 2000 (inception) through March 31, 2010 and therefore has not recorded any current provision for income taxes.

Impact of Recently Issued Accounting Standards

In April 2009, the FASB amended ASC 825-10, which expands the fair value disclosures required for financial instruments to interim reporting periods for publicly traded companies, including disclosure of the significant assumptions used to estimate the fair value of financial instruments. The Company adopted the amendments to ASC 825-10 effective June 15, 2009. The adoption of the amendments to ASC 825-10 did not impact the Company’s financial position or results of operations.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, which provides authoritative accounting literature for a topic that was previously addressed only in the auditing literature. Three modifications to the subsequent events guidance in ASC 855-10 are: 1) to name the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events; 2) to modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued; and 3) to require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted ASC 855-10 effective June 15, 2009. The adoption of ASC 855-10 did not impact the Company’s financial position or results of operations.

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, which established the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The adoption of ASC 105 did not impact the Company’s financial position or results of operations.

3.	Income (Loss) Per Common Share

The Company computes income (loss) per share in accordance with ASC 260-10, Earnings Per Share, which establish standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in earnings and dividends. ASC 260-10 requires earnings attributable to common stockholders for the period, after deduction of preferred stock preferences, to be allocated between the common stockholders and preferred stockholders based on their respective rights to receive dividends. ASC 260-10 does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the following net income (loss) per share amounts only pertain to the Company’s common stock. Since the Company’s participating preferred stock was not contractually required to share in the Company’s losses, in applying the two-class method to compute basic net income (loss) per common share, no allocation was made to preferred stock if a net loss existed.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Basic net income (loss) per common share is calculated by dividing net income (loss) allocable to common stockholders, which is net income (loss) after reduction for any required returns to preferred stockholders prior to paying dividends to the common stock and assuming current income for the period had been distributed and without regard to any gain on exchange of preferred stock, by the weighted-average number of common shares outstanding during the period. For purpose of this calculation, certain shares of redeemable convertible preferred stock, warrants to purchase redeemable convertible preferred stock and options to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net income (loss) per share allocable to common stockholders since their effect would be anti-dilutive. The following table sets forth the computation of basic and diluted net income (loss) per share allocable to common stockholders:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Historical:
Numerator:
Net loss	$(6,701,446)	$(10,179,446)	$(8,986,202)	$(2,325,874)	$(2,763,445)
Accretion of redeemable convertible preferred stock	(2,119,421)	(3,588,368)	(4,003,261)	(972,730)	(987,306)
Beneficial conversion feature	—	—	(839,211)	—	—

Net loss allocable to common stockholders	$(8,820,867)	$(13,767,814)	$(13,828,674)	$(3,298,604)	$(3,750,751)

Denominator:
Weighted average common shares outstanding—Basic	3,487,396	3,619,747	3,620,525	3,619,747	3,624,823
Dilutive effect of common stock equivalent shares resulting from common stock options and preferred stock warrants	—	—	—	—	—

Weighted average common shares outstanding—Diluted	3,487,396	3,619,747	3,620,525	3,619,747	3,624,823

Net loss per common share—Basic and Diluted:
Net loss per share allocable to common stockholders—Basic	$(2.53)	$(3.80)	$(3.82)	$(0.91)	$(1.03)

Net loss per share allocable to common stockholders—Diluted	$(2.53)	$(3.80)	$(3.82)	$(0.91)	$(1.03)

Pro Forma:
Weighted average shares used in computation of basic and diluted net loss per share allocable to common stockholders			3,620,525		3,624,823
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock and convertible debt			60,610,308		66,434,140

Weighted average shares used to compute pro forma basic and diluted net loss per common share			64,230,833		70,058,963

Pro forma basic and diluted net loss per common share			$(0.22)		$(0.05)

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Historical outstanding anti-dilutive securities not included in the diluted net loss per common share calculations include the following on a weighted-average basis:

	Year Ended December 31,			Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
	2007	2008	2009
				(Unaudited)	(Unaudited)

Redeemable convertible preferred stock	34,633,455	54,183,950	59,257,508	59,257,508	59,257,508
Outstanding common stock options	3,892,098	4,819,308	5,383,828	5,383,211	5,421,178
Outstanding warrants	1,848,444	1,809,196	2,086,854	1,809,196	3,240,387
Convertible debt	—	—	1,352,800	—	7,176,632

	40,373,997	60,812,454	68,080,990	66,449,915	75,095,705

The 2005 Notes described in Note 6 below were outstanding during 2006 and included a provision by which the notes could be settled through the issuance of the Company’s redeemable convertible preferred stock based upon a contingent event. However, the 2005 Notes were not convertible, and therefore the potentially dilutive shares related to the settlement of these notes were excluded from the diluted net loss per common share calculations for 2006.

4.	Certain Balance Sheet Items

Inventories consist of the following as of December 31, 2008, 2009 and March 31, 2010:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)

Raw materials	$8,120	$7,950	$10,950
Finished goods	8,245	63,368	36,585

Total inventories	$16,365	$71,318	47,535

The Company recognized $22,413 and $56,413 of expense related to inventory obsolescence reserves or other inventory write-downs for the year ended December 31, 2007 and 2008 and for the period from March 3, 2000 (inception) through March 31, 2010, respectively. The obsolete inventory adjustment for the period ended December 31, 2007 was primarily due to expiration of a portion of the Company’s raw materials in which inventory quantities exceeded the Company’s projected usage of these materials based on forecasted demand. There were no inventory write-downs during the year ended December 31, 2008 or 2009 or for the three months ended March 31, 2010.

Property and equipment consist of the following as of December 31, 2008, 2009 and March 31, 2010:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)

Lab equipment	$1,554,283	$1,744,724	$1,867,195
Leasehold improvements	980,284	1,296,587	1,296,587
Computer equipment and software	184,920	180,011	168,705
Furniture and fixtures	79,838	79,838	79,838

Total	2,799,325	3,301,160	3,412,325
Less: accumulated depreciation and amortization	(1,417,641)	(1,821,366)	(1,920,800)

Property and equipment, net	$1,381,684	$1,479,794	$1,491,525

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Depreciation and amortization expense relating to property and equipment, including equipment recorded under capital leases and leasehold improvements, for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 was, $311,809, $264,898, $425,704, $91,258, $110,741 and $2,447,150, respectively.

Accrued expenses consist of the following as of December 31, 2008 and 2009 and March 31, 2010:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Research and development expense	$724,620	$160,125	$171,177
Compensation	154,723	133,004	63,617
Interest	10,932	—	—
Other	13,474	129,134	51,395

Total accrued expenses	$903,749	$422,263	$286,189

5.	Notes Payable

Equipment Loans

In 2001, the Company entered into a loan agreement with a bank, which provided for the Company to borrow up to $1,000,000 at an interest rate equal to the bank’s prime rate plus 0.75% for the acquisition of property and equipment. Through December 31, 2002, the Company had borrowed $540,531 under the agreement, of which $308,772 was outstanding as of December 31, 2002. Borrowings for the acquisition of property and equipment were collateralized by all of the assets of the Company with a negative pledge on intellectual property. In connection with the loan agreement, the Company issued a warrant to purchase 40,000 shares of Series A redeemable convertible preferred stock (Series A Preferred) at $1.00 per share. The Company recorded the warrant at its estimated relative fair value of $33,721, resulting in a debt discount that was amortized as a component of interest expense over the expected remaining life of the loan using the effective interest method. The warrant expired in 2008. In addition, $9,957 of debt issuance costs were capitalized as a deferred asset and amortized as interest expense over the expected remaining life of the loan. The note was paid in full during 2003.

In 2003, the Company entered into loan and security agreements totaling $500,106, with an interest rate of 8.74% per annum with a venture finance company for the purpose of financing the acquisition of certain equipment. The loan was collateralized by the financed equipment. In conjunction with the loan agreements, the Company issued warrants to purchase a total of 15,003 shares of Series B redeemable convertible preferred stock (Series B Preferred) at $1.00 per share. The Company recorded the warrants at their estimated relative fair value of $10,755 as a debt discount, which was amortized as a component of interest expense over the expected remaining life of the loans using the effective interest method. The warrants expire in 2010, or seven years from their respective dates of issuance. The loans were repaid in full during 2006.

In 2004, the Company entered into a $376,056 loan and security agreement, with an interest rate of 8.74% per annum with a venture finance company for the purpose of financing the acquisition of certain equipment. The loan was collateralized by the equipment being financed. In conjunction with the loan agreement, the Company issued a warrant

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

to purchase 11,282 shares of Series B Preferred at $1.00 per share. The Company recorded the warrant at its estimated relative fair value of $8,010 as a debt discount, which was amortized as a component of interest expense over the expected remaining life of the loan using the effective interest method. The loan was repaid in full during 2007.

In 2007, the Company entered into a $260,000 loan and security agreement, with an interest rate of 10.61% per annum with a venture finance company for the purpose of financing the acquisition of certain equipment. The loan is collateralized by the financed equipment. The loan is payable in equal monthly installments through March 2011. As of March 31, 2010, $83,345 of the loan was outstanding and has been classified as short-term debt.

Term Loan

In March 2006, the Company entered into a term loan agreement with a bank, which provided for the Company to borrow up to $1,500,000. The term loan carried interest at a rate equal to the bank’s prime rate plus 1.0% and initially matured on the earlier of July 26, 2006 or the date on which the Company received at least $5,000,000 in new equity financing. The term loan was collateralized by all of the Company’s equipment. In conjunction with the agreement, the Company issued a warrant to purchase 75,000 shares of Series B Preferred at $1.00 per share. The warrant was recorded at its estimated fair value of $55,901 as a debt discount, which was amortized as a component of interest expense over the then expected remaining life of the loan. In addition, $18,559 of debt issuance costs were capitalized as a deferred asset and amortized over the then expected remaining life of the loan using the effective interest method. An amendment to the term loan in July 2006 extended the maturity date through August 2006.

A second amendment to the term loan in August 2006 extended the maturity date to November 2006 and increased the borrowing limit to $3,000,000. In conjunction with the second amendment, the Company issued the bank an additional warrant to purchase 75,000 shares of Series B Preferred at $1.00 per share. The warrant was initially recorded at its estimated fair value of $55,923 as a debt discount, which was amortized as a component of interest expense over the then expected remaining life of the loan using the effective interest method. The Company also paid $2,500 in debt issuance costs, which were capitalized as a deferred asset and amortized over the then expected remaining life of the loan. A third amendment to the term loan in November 2006 extended the maturity date to December 2006.

A fourth amendment to the term loan in December 2006 further extended the maturity date to May 31, 2010 and delayed required repayments of principal until September 2008. In addition, the interest rate on the outstanding amount from September 30, 2008 through the remaining term of the loan was increased to the bank’s prime rate plus 1.50%. In connection with the fourth amendment, the Company issued to the bank an additional warrant to purchase 45,000 shares of Series B Preferred at $1.00 per share. The warrant was recorded initially at its estimated fair value of $33,410 as an additional debt discount. The Company also paid $7,500 in debt issuance costs, which were capitalized as a deferred asset and amortized over the then expected remaining life of the loan using the effective interest method. A fifth amendment to the term loan in December 2006 excluded certain intellectual property from the collateral for the loan.

During 2007, the Company entered into a sixth amendment to the term loan, which decreased the required amount of collateral. From November 30, 2007 through December 21, 2007, the Company was in violation of the loan covenants under the term loan relating to attainment of specified clinical development milestones. A seventh amendment executed in December 2007 extended the date for compliance with the covenants to March 31, 2008.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

On April 9, 2008, the Company executed an eighth amendment to the Company’s term loan. The amendment reset the interest rate on the loan to the bank’s prime rate plus 1.5% per annum as of the date of the amendment, extended the maturity date of the term loan to September 30, 2009 and delayed the Company’s obligations to begin repayment until January 31, 2009. As amended, the term loan was payable in 17 equal monthly installments of $176,471 plus interest, beginning on January 31, 2009. As of December 31, 2008, the full $3,000,000 borrowed under the term loan was outstanding and $2,117,647 of the note was classified as short-term debt.

On April 1, 2009, the Company executed an amended and restated security agreement for the Company’s term loan. The restated agreement reset the interest rate on the loan to the bank’s prime rate plus 2.5% per annum as of the date of the amendment, extended the maturity date of the term loan to August 31, 2010 and delayed the obligations for repayment until April 30, 2009. In conjunction with the loan agreement, the Company was obligated to receive $10,000,000 in cash proceeds from the issuance of new equity on or before April 30, 2009. In addition, the amendment included a $1,000,000 equipment loan subject to advance through September 30, 2009. The interest rate on advances under the equipment loan is equal to the bank’s prime rate plus 3.0% per annum, payable in 30 equal monthly installments commencing October 31, 2009. The Company paid $11,746 in debt issuance costs, which were capitalized as a deferred asset and amortized over the then-expected remaining life of the loan using the effective interest method. As of the date of the amended and restated security agreement, the Company was in violation of loan covenants under the term loan relating to attainment of specified clinical development milestones.

On May 27, 2009, the Company executed a first amendment to the restated term loan agreement, which extended the maturity date of the term loan to September 30, 2010, waived certain covenants related to clinical milestones and extended the maturity date of the term loan to September 30, 2010 and delayed the obligations for repayment until August 31, 2009. As amended, the term loan was payable in 14 equal monthly installments of $214,286 plus interest, beginning on August 31, 2009. The Company paid $6,250 in debt issuance costs, which were capitalized as a deferred asset and were being amortized over the then-expected remaining life of the loan using the effective interest method.

On July 27, 2009, the Company executed a second amendment to the restated term loan agreement, which waived certain convenants related to clinical milestones and extended the date for compliance with the new equity convenant to September 30, 2009. Included in the agreement was a covenant requiring the Company to maintain a minimum balance of cash with the bank equal to at least the Company’s indebtedness. In connection with the second amendment, the Company issued to the bank a warrant to purchase 38,421 shares of Series C-1 Preferred at $1.0411 per share. The warrant was recorded at its estimated fair value of $31,124 as a debt discount which is being amortized as a component of interest expense over the remaining life of the loan. The Company also paid $5,250 in debt issuance costs, which were capitalized as a deferred asset and were being amortized over the then-expected remaining life of the loan using the effective interest method.

On September 30, 2009, the Company executed a third amendment to the restated term loan agreement, which further extended the date for compliance with the new equity covenant to October 31, 2009. The Company paid $2,750 in debt issuance costs, which were capitalized as a deferred asset and are being amortized over the expected remaining life of the loan using the effective interest method.

On October 22, 2009, the Company executed a fourth amendment to the restated term loan agreement which reduced the cash proceeds requirement related to the new equity covenant to $7,287,902. The Company paid $1,250 in debt issuance costs, which were capitalized as a deferred asset and are being amortized over the expected remaining life of the loan using the effective interest method.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

As of December 31, 2009 and March 31, 2010, $1,909,897 and $1,285,714, respectively, was outstanding under the term loan, all of which was classified as short-term debt.

The Company recorded $275,104, $196,557, $156,625, $36,131, $24,711 and $772,813 in interest expense for the years ended December 31, 2007, 2008 and 2009 and for the three month period ended March 31, 2009 and 2010, and for the period from March 3, 2000 (inception) through March 31, 2010 respectively, related to the term loan.

All warrants issued to the lender in connection with the term loan expire seven years from their respective dates of issuance.

The Company evaluated each of the above amendments to the term loan under ASC 470-50, Debt-Modification and Extinguishment. Based on the Company’s evaluation, the second and fourth term loan amendments resulted in exchanges of debt instruments with substantially different terms, resulting in a $99,333 loss on extinguishment of debt reflected in other expense for the year ended December 31, 2006. In addition, the restated and amended security agreement dated April 1, 2009 resulted in an $11,746 loss on extinguishment of debt reflected in other expense for the year ended December 31, 2009.

The following represents the outstanding principal balances and carrying amounts of notes payable as of December 31, 2008 and 2009 and March 31, 2010:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Term loan	$3,000,000	$1,909,897	$1,273,265
Equipment loans	175,285	102,771	83,345

Total	3,175,285	2,012,668	1,356,610
Less current portion	2,190,163	1,990,950	1,356,610

Notes payable, less current portion	$985,122	$21,718	$—

The following represents the scheduled maturities of notes payable outstanding as of December 31, 2009 and March 31, 2010:

Year ending December 31,	December 31, 2009	March 31, 2010
		(Unaudited)
2010	$1,990,950	$1,356,610
2011	21,718	—

Total	$2,012,668	$1,356,610

6.	Bridge Notes Payable

2002 Notes

In December 2002, the Company issued convertible promissory notes (2002 Notes) with an aggregate face value of $750,000 to accredited investors. The 2002 Notes initially had a maturity date of January 2003 and an interest rate of 8% per annum. All principal and accrued interest under the 2002 Notes was to automatically

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

convert into the Company’s equity on the same terms as the shares of preferred stock to be issued in the next qualified financing (as defined in the agreements relating to the 2002 Notes), but in the event a qualified financing was not completed prior to the maturity date, the 2002 Notes could be converted into a number of shares of existing Series A Preferred equal to 25% of the principal amount of the note, at a conversion price of $1.00 per share.

In connection with the issuance of the 2002 Notes, the Company issued warrants to the lenders to purchase shares of the series of preferred stock to be issued in the Company’s next qualified financing or, in the event a qualified financing did not occur by January 31, 2003, shares of Series A Preferred. The Company issued warrants to purchase 187,500 shares of preferred stock in the aggregate in accordance with the terms of the original December 2002 agreement and a January 2003 amendment, which extended the maturity date of the 2002 Notes to March 2003.

The Company accounted for the 2002 Notes and the related warrants in accordance with ASC 470-20, Debt with Conversion and other options. Of the $750,000 in proceeds from the 2002 Notes, the Company allocated $622,500 to the initial carrying value of the 2002 Notes and the remaining $127,500 to the carrying value of the preferred stock warrants, based on their estimated relative fair values. In addition, the Company applied ASC 470-20 and determined that the effective conversion ratio of the 2002 Notes represented an in-the-money conversion at the time of issuance of the 2002 Notes, resulting in a beneficial conversion feature equal to the $127,500 intrinsic value. The Company recorded the beneficial conversion feature as an additional debt discount and a charge to stockholders’ equity. The aggregate debt discount of $255,000 was amortized as interest expense through the January 2003 maturity date of the notes. The Company recorded total interest expense related to the 2002 Notes of $64,879 and $201,954 in the years ended December 31, 2002 and 2003, respectively.

In March 2003, the principal balance of the 2002 Notes of $750,000 and accrued interest of $11,833 were converted into an aggregate of 761,833 shares of Series B Preferred at $1.00 per share. In addition, as of the date of conversion of the 2002 Notes, the warrants issued in December 2002 became exercisable for 187,500 shares of Series B Preferred at an exercise price of $1.00 per share. The warrants remain outstanding and expire on December 23, 2012.

2005 Notes with Related Parties

In 2005, the Company issued promissory notes to existing shareholders (2005 Notes) with an aggregate face value of $3,862,011 in two separate tranches. The first tranche was issued in March 2005 in an aggregate principal amount of $2,574,674 and an interest rate of 8% per annum and a default interest rate of 12% per annum. The principal and accrued interest under the 2005 Notes was to be settled in the Company’s preferred stock issued upon the closing of the next equity financing. If an additional equity financing did not occur by the maturity date, the 2005 Notes were to be settled in cash. The 2005 Notes were initially scheduled to mature on December 15, 2005, but if the Company closed an additional tranche of financing prior to that date, the maturity date would be extended to May 15, 2006.

In connection with the issuance of the 2005 Notes, the Company issued warrants to the lenders to purchase a number of shares of the series of preferred stock to be issued in the Company’s next qualified financing (as defined in the agreements relating to the 2005 Notes) equal to 50% of the principal amount of the 2005 Notes divided by the purchase price in the next qualified financing or, in the event a qualified financing did not occur

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

prior to maturity of the 2005 Notes, warrants to purchase a number of shares of Series B Preferred equal to 100% of the principal amount of the 2005 Notes divided by $1.00 per share. Each warrant had an exercise price of $0.01 per share and a term of 10 years.

Of the $2,574,674 in aggregate proceeds from the first tranche of the 2005 Notes, the Company allocated $1,292,403 to the carrying amount of the 2005 Notes and the remaining $1,282,271 to the carrying amount of the preferred stock warrants, based on their estimated relative fair values. The initial carrying value of the preferred stock warrants resulted in a debt discount and was amortized as additional interest expense over the then estimated life of the loan using the effective interest method.

The second tranche of the 2005 Notes was issued in November 2005 for aggregate proceeds of $1,287,337, thereby extending the maturity date for all of the 2005 Notes to May 15, 2006. The terms of the second tranche of 2005 Notes were identical to the 2005 Notes issued in the first tranche. In addition, in connection with the second tranche of the 2005 Notes, the Company issued additional warrants to purchase an aggregate of 1,287,337 shares of the series of preferred stock to be issued by the Company in the next qualified financing, with the warrants having the same terms as the warrants issued at the first tranche closing in March 2005. Of the $1,287,337 in aggregate proceeds from the second tranche of the 2005 Notes, the Company allocated $1,282,271 to the carrying amount of the preferred stock warrants and the remaining $5,066 to the carrying amount of the 2005 Notes, based on their estimated fair values using the Black-Scholes valuation model. The initial carrying value of the preferred stock warrants was recorded as a debt discount and preferred stock warrant liability in accordance with ASC 480-10. The Company adjusts the preferred stock warrant liability for changes in fair value as of each balance sheet date (see Note 8).

The Company did not close an additional equity financing prior to the maturity of the 2005 Notes in May 2006. The holders of the 2005 Notes did not call the notes at their maturity and provided forbearance to the Company until the next equity financing, which closed in December 2006. However, the interest rate on the 2005 Notes was reset to the default interest rate of 12% per annum for the period from the maturity date through the next financing in December 2006. In December 2006, the principal balance of the 2005 Notes of $3,862,011 and accrued interest of $469,709 was converted into 5,951,800 shares of the Company’s Series C redeemable convertible preferred stock (Series C Preferred) at $0.7278 per share. Each of the related warrants to purchase an aggregate of 3,862,011 shares of Series B Preferred were also exchanged for warrants to purchase an aggregate of 1,326,605 shares of Series C Preferred with an exercise price of $0.7278 per share. The newly issued preferred stock warrants have a term of five years from issuance and expire on December 13, 2011. The Company’s December 2006 settlement of the 2005 Notes and exchange of preferred stock warrants occurred contemporaneously with the new Series C Preferred financing and other equity transactions (see Note 9).

The Company recorded interest expense related to the 2005 Notes of $381,497 and $555,103 in the years ended December 31, 2006 and for the period from March 3, 2000 (inception) through March 31, 2010, respectively.

2009 Notes with Related Parties

On October 22, 2009, the Company issued convertible bridge notes with an aggregate face value of $7,287,902 to certain existing accredited shareholders and certain members of the Company’s Board of Directors (October convertible bridge notes). The October convertible bridge notes bear interest at 8% per annum, and are unsecured. The notes mature, and all principal and accrued interest is convertible into shares of our capital stock, on the earliest to occur of (1) an IPO, (2) a liquidating event (as defined in the Company’s certificate of

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

incorporation), (3) the next qualified equity financing (as defined in the agreements relating to the notes) or (4) October 22, 2010.

The notes will mature and the principal and unpaid accrued interest on the notes will be automatically converted into shares of the Company’s capital stock on the earlier to occur of the closing of an IPO, if it closes on or before October 22, 2010, and the next qualified equity financing.

If the notes do not automatically convert as a result of the occurrence of one of the above events, the notes will mature, and the principal and unpaid accrued interest on the notes will be voluntarily convertible at the option of the noteholders into shares of the Company’s capital stock upon the closing of an IPO, if it closes after October 22, 2010; a liquidating event; or October 22, 2010.

The October convertible bridge notes may be prepaid prior to their maturity only with the consent of a majority-in-interest of the note holders.

If the conversion of the October convertible bridge notes occurs as a result of an IPO, the notes will convert into shares of common stock at a conversion price equal to the initial public offering price per share. If the conversion occurs as a result of a liquidating event or due to maturity of the notes on October 22, 2010, the notes will convert into shares of Series C-1 convertible preferred stock at a conversion price of $1.0411 per share of Series C-1 convertible preferred stock. If the conversion occurs as a result of the next qualified equity financing, the notes will be convertible into the securities issued in that financing at a conversion price equal to the price paid per share in that financing.

In connection with the issuance of the October convertible bridge notes, the Company also issued warrants to the lenders exercisable for shares of the Company’s capital stock. Each warrant is exercisable for a number and type of shares equal to 20% of the number and type of shares into which the lender’s note ultimately converts, and each warrant has an exercise price of either $0.01 per share if such warrant is exercisable for common stock, $1.0411 per share if such warrant is exercisable for Series C-1 convertible preferred stock, or the price per share paid by investors in the next qualified equity financing if such warrant is exercisable for the securities issued in such next qualified equity financing. The warrants become exercisable upon the earliest to occur of an IPO, a liquidating event or the qualified equity financing and remain exercisable until October 22, 2014, except that the warrants automatically expire upon an IPO or liquidating event if not exercised in connection with that event. The warrants include a net exercise feature entitling the holder to elect to exercise the warrant without paying the cash purchase price and to receive a smaller number of shares equal to the net value of the warrant.

Of the $7,287,902 in aggregate proceeds from the issuance of the October convertible bridge notes, the Company allocated $1,441,934 to the carry amount of the preferred stock warrants and the remaining $5,845,968 to the carry amount of the notes based upon their estimated fair values using the Black-Scholes valuation model. The initial carrying value of the preferred stock warrants was recorded as a debt discount and preferred stock warrant liability in accordance with ASC 480-10. The Company adjusts the preferred stock warrant liability for changes in fair value as of each balance sheet date (see Note 8). In addition, the Company applied ASC 470-20 and determined that the effective conversion ratio of the 2009 Notes represented an in-the-money conversion at the time of issuance, resulting in a beneficial conversion feature equal to the intrinsic value of the notes of $839,211. The Company recorded the beneficial conversion feature as an additional debt discount and a charge to stockholder’s equity. The aggregate debt discount of $2,281,145 is being amortized as interest expense through the October 2010 maturity date of the notes. The Company also paid $26,357 in debt issuance costs, which were capitalized as a deferred asset and are being amortized over the remaining life of the debt using the effective

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

interest method. The Company recorded total interest expense related to the 2009 Notes of $549,294 and $706,236 for the year ended December 31, 2009 and for the three month period ended March 31, 2010, respectively.

On October 22, 2009, the holders of the October convertible bridge notes agreed to subordinate the October convertible bridge notes to the Company’s term loan.

7.	Commitments and Contingencies

Leases

The Company leases its office facilities and certain laboratory and office equipment under capital and non-cancelable operating leases. The Company’s lease for its office facilities, as amended to date, expires on April 30, 2013.

In November 2008, the Company signed a non-cancelable operating lease for an additional 5,293 square feet of space located at the Company’s headquarters in Durham, NC. The term of the expansion space lease expires on December 31, 2013.

Future minimum lease payments under capital and non-cancelable operating leases as of December 31, 2009 and March 31, 2010 are as follows:

	December 31, 2009		March 31, 2010
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
			(Unaudited)	(Unaudited)
Year ending December 31,
2010	$18,401	$184,451	$13,800	$139,494
2011	18,401	191,146	18,401	191,146
2012	4,377	196,878	4,377	196,878
2013	—	115,677	—	115,677

	41,179	$688,152	36,578	$643,195

Less interest at 7.7% to 11.9%	4,364		3,711

Present value of minimum lease payments	36,545		32,867
Less current portion	15,298		15,699

Capital lease obligations less current portion	$21,247		$17,168

Rent expense under these non-cancelable operating leases was $109,125, $166,343, $257,528, $48,096, $53,384 and $1,230,674 for the years ended December 31, 2007, 2008 and 2009, and for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 respectively. Fixed assets capitalized under capital leases and the related accumulated amortization totaled $83,253 and $42,048, and $83,253 and $44,815 as of December 31, 2009 and March 31, 2010, respectively.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

8.	Preferred Stock Warrant Liability

The Company’s outstanding preferred stock warrants are revalued at the end of each reporting period using the Black-Scholes option pricing valuation model. Changes in fair value, based on the fair value of the Company’s redeemable convertible preferred stock and other valuation assumptions, are reflected in the Company’s statements of operations as other income or expense. Unless previously exercised, upon the closing of an initial public offering of the Company’s common stock that results in the conversion of all outstanding shares of convertible preferred stock to common stock, the preferred stock warrants will automatically convert into warrants to purchase shares of common stock, based on the then applicable conversion ratio for the related series of preferred stock. As of December 31, 2009 and March 31, 2010, each share of Series A Preferred and Series B Preferred is convertible into 1.163 shares of common stock, and each share of Series C Preferred and Series C-1 Preferred is convertible into one share of common stock. All preferred stock warrants were immediately exercisable upon their issuance.

The following table sets forth the fair values for each of the categories of preferred stock warrants as of December 31, 2008 and 2009 and March 31, 2010, as well as changes in fair value for the years ended December 31, 2008 and 2009 and March 31, 2010:

Warrant Holder	Expiration Date	Exercise Price Per Share	Shares as of			Fair Value as of			Change in Fair Value During the
			December 31, 2008	December 31, 2009	March 31, 2010	December 31, 2008	December 31, 2009	March 31, 2010	Year Ended December 31,		Three Months Ended March 31, 2010
									2008	2009
					(Unaudited)			(Unaudited)			(Unaudited)
Series A Preferred:
Warrants issued with equipment notes	2/26/2008	$1.00	—	—	—	$—	$—	$—	$(239)	$—	$—
Series B Preferred:
Warrants issued with 2002 Notes	12/23/2012	1.00	187,500	187,500	187,500	78,581	177,125	178,496	2,150	98,544	1,371
Warrants issued with equipment notes and term loan	6/25/2010	1.00	4,724	4,724	4,724	1,396	2,705	2,475	384	1,309	(230)
	7/24/2010	1.00	10,279	10,279	10,279	3,139	6,044	5,568	889	2,905	(476)
	3/11/2011	1.00	11,282	11,282	11,282	3,809	8,648	7,436	830	4,839	(1,212)
	3/21/2013	1.00	75,000	75,000	75,000	32,330	72,434	73,129	(1,324)	40,104	695
	8/30/2013	1.00	75,000	75,000	75,000	35,092	75,495	74,503	(385)	40,403	(992)
	12/4/2013	1.00	45,000	45,000	45,000	21,593	45,475	45,858	(183)	23,882	383
Series C Preferred:
Warrants issued with 2005 Notes	12/15/2011	0.7278	1,326,605	1,326,605	1,326,605	694,316	1,153,653	1,116,786	95,439	459,337	(36,867)
Series C-1 Preferred:
Warrants issued with term loan	7/28/2016	1.0411	—	38,421	38,421	—	43,396	42,456	—	12,272	(940)
Warrants issued with convertible debt	10/22/2014	1.0411	—	1,400,033	1,400,033	—	1,416,538	1,378,353	—	(25,396)	(38,185)

			1,735,390	3,173,844	3,173,844	$870,256	$3,001,513	$2,925,060	$97,561	$658,199	$(76,453)

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

The fair value of the preferred stock warrant liability was determined using the Black-Scholes valuation model with the following weighted-average assumptions:

	Year Ended December 31,		Three Months Ended March 31, 2010
	2008	2009
			(Unaudited)
Dividend yield	0%	0%	0%
Volatility	58.6%	90%	89.6%
Risk-free interest rate	1.07%	1.92%	1.85%
Remaining contractual term (in years)	3.20	3.53	3.28

9.	Common Stock, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Common Stock

Upon the initial formation of the Company in 2000, the Company sold 900,000 shares of its common stock at fair value of $0.001 per share to its founders, subject to stock restriction agreements that provided for vesting based upon service to the Company. Subsequent to the issuance of this stock, the founders terminated their employment with the Company and were hired as consultants. The Company revalued the unvested shares of restricted stock issued to the founders and recorded $140,270 of compensation expense associated with the restricted stock during the year ended December 31, 2003. As of December 31, 2003, all of these shares of restricted stock were fully vested.

In April and May 2000, the Company also sold 111,000 shares of its common stock at $0.001 per share to consultants in connection with services provided, and also issued 300,000 shares of common stock in exchange for a technology license and services. The expense associated with these issuances of stock was included as research and development expenses during the year ended December 31, 2000. In September 2000, the Company sold 600,000 shares of common stock at fair value of $0.01 per share to two employees, subject to stock restriction agreements that provided for vesting based upon service to the Company. As of December 31, 2005, all of these shares of restricted stock were fully vested.

During 2007, the Company issued 208,747 shares of its common stock upon the exercise of stock options with an exercise price of $0.20 per share.

In November 2009, the Company issued 5,076 shares of common stock upon the exercise of stock options with an average exercise price of $0.49 per share.

Dividends—The holders of common stock are be entitled to receive dividends from time to time as may be declared by the Company’s Board of Directors, subject to any preferential dividend rights of any then outstanding preferred stock. For the period from March 3, 2000 (inception) through September 30, 2009, no dividends were declared or paid by the Company.

Voting—The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Company. There is no cumulative voting of shares of common stock.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Liquidation—After payment to the preferred stockholders, holders of common stock are entitled, together with holders of preferred stock, to share ratably in all remaining assets of the Company.

Redeemable Convertible Preferred Stock

As of December 31, 2008 and 2009, and March 31, 2010, the authorized, issued and outstanding shares of redeemable convertible preferred stock (preferred stock) were as follows:

	Redeemable Convertible Preferred Stock
	Series A	Series B	Series C	Series C-1	Total

As of December 31, 2008
Shares authorized	6,040,000	8,923,785	26,069,584	17,636,655	58,670,024
Shares issued and outstanding	6,000,000	8,515,000	24,742,979	17,636,655	56,894,634

As of December 31, 2009
Shares authorized	6,040,000	8,923,785	26,069,584	29,969,764	71,003,133
Shares issued and outstanding	6,000,000	8,515,000	24,742,979	17,636,655	56,894,634

As of March 31, 2010 (Unaudited)
Shares authorized	6,040,000	8,923,785	26,069,584	29,969,764	71,003,133
Shares issued and outstanding	6,000,000	8,515,000	24,742,979	17,636,655	56,894,634

The Company initially recorded the shares of preferred stock at their fair values on the dates of issuance, net of issuance costs. All shares of redeemable convertible preferred stock have been presented outside of permanent equity in accordance with ASC 48-10, legacy EITF D-98, Classification and Measurement of Redeemable Securities. The carrying value of the Company’s redeemable convertible preferred stock is increased by periodic accretion using the effective interest method so that the carrying amount will equal the redemption value at the redemption date.

In 2000 and 2001, the Company issued 6,000,000 shares of Series A Preferred at $1.00 per share for cash proceeds of $5,942,240, net of related issuance costs of $57,760.

In 2003 and 2004 the Company issued 10,015,000 shares of Series B Preferred at $1.00 per share for cash proceeds of $9,166,648, net of related issuance costs of $86,519, and conversion of debt with principal and accrued interest of $761,833.

In March 2005, one Series B Preferred stockholder did not purchase its pro rata share of the 2005 Notes and as a result, under the provisions of the Company’s certificate of incorporation then in effect, the stockholder’s shares of Series B Preferred were automatically converted into 1,500,000 shares of common stock on a 1-for-1 basis. In accordance with the original terms of the Series B Preferred, accrued dividends of $169,685 were eliminated upon this conversion.

In December 2006, the Company issued 15,124,951 shares of Series C Preferred with a purchase price of $0.7278 per share for i) cash proceeds from existing shareholders of $6,518,333, net of issuance costs of $127,386, ii) conversion of the 2005 Notes with principal and accrued interest of $4,331,720, and iii) services with a fair value of $30,500, collectively constituting a first closing of the Series C Preferred (first closing). The terms of the first closing included a contingent forward put provision that required the Series C Preferred holders to participate in a second closing of Series C Preferred (second closing) with a stated number of shares and at a stated purchase price of $0.7278 per share if certain clinical and regulatory milestones were met by the Company. In addition, the Series C

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Preferred holders were provided a call option to purchase a specified number of shares of Series C Preferred at a second closing at a price of $0.7278 per share, regardless of whether the Company’s clinical and regulatory milestones were met.

In connection with the first closing in December 2006, the Company amended its certificate of incorporation and designated the existing shares of Series A Preferred and Series B Preferred collectively as “Junior Preferred.” Substantive modifications to the rights of the Series A Preferred and Series B Preferred stockholders included i) extension of the redemption date from January 2008 to December 2012, ii) elimination of accrued dividends of $2,730,083 on the Series A Preferred and $2,137,462 on the Series B Preferred and elimination of any future cumulative dividends and iii) adjustment of the conversion ratios for the Junior Preferred to approximately 1.14-for-1 as a result of anti-dilution provisions. In addition, at the first closing, outstanding warrants to purchase an aggregate of 3,826,011 shares of Series B Preferred with an exercise price of $0.01 per share were exchanged for warrants to purchase 1,326,605 shares of Series C Preferred with an exercise price of $0.7278 per share.

The Company initially recorded the $482,190 fair value of the warrants to purchase Series C Preferred, estimated using the Black-Scholes valuation model, as a preferred stock warrant liability. As described in Note 8, the Company adjusts the preferred stock warrant liability at the end of each reporting period for changes in fair value.

In accordance with ASC 260-10-S99, the modification of the outstanding Series A Preferred and Series B Preferred, in conjunction with the contemporaneous exchange of certain other equity instruments with existing stockholders, including the exchange of preferred stock warrants, settlement and conversion of the 2005 Notes into equity, and the issuance of the Series C Preferred for cash, was accounted for as a redemption of existing equity securities and the issuance of new Junior Preferred, preferred stock warrants and Series C Preferred. As a result, the Company recorded a gain of $14,517,817 attributable to common stockholders equal to the excess of the carrying value of the securities and other financial instruments redeemed over the fair value of the new equity and financial instruments issued. The following summarizes the accounting for the December 2006 transaction with existing stockholders:

Total cash received and carrying value of securities and instruments exchanged in the Series C Preferred first closing:
Cash received	$6,645,719
Carrying value of 2005 Notes and accrued interest	4,331,720
Forbearance of 2005 Notes additional default interest	85,394
Carrying value of Series A Preferred including accrued dividends	8,741,917
Carrying value of Series B Preferred including accrued dividends	10,634,303
Fair value of Series B Preferred warrant liability	3,840,973

Total cash received and carrying value of securities and instruments exchanged in the first closing		$34,280,026
Fair value of new instruments upon issuance:
Fair value of Series C Preferred at issuance	10,977,439
Fair value of Junior Preferred	8,302,580
Fair value of Series C Preferred warrant liability	482,190

Total fair value of new instruments upon issuance		19,762,209

Gain on redemption and exchange of redeemable convertible preferred stock		$14,517,817

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

The fair values of the Junior Preferred and Series C Preferred were determined by management retrospectively, based on the Company’s reassessment methodology as described under “Share-Based Compensation” below. The gain on redemption and exchange of redeemable convertible preferred stock is reported below net (loss) income on the statements of operations as a gain attributable to common stockholders and is recorded as a component of stockholders’ deficit. The carrying value of the Junior Preferred is accreted to its redemption value over the period from the date of issuance to the date of earliest redemption, or December 2012 in the case of the Junior Preferred.

In September 2007, the Company completed a second closing of the Series C Preferred (second closing) in which the Company issued 9,618,028 shares of Series C Preferred at $0.7278 per share for total cash proceeds of $6,904,296, net of issuance costs of $95,705. As a result of anti-dilution adjustments, the conversion ratio for the Junior Preferred was further adjusted to approximately 1.163-for-1. The original December 2006 Series C Preferred agreements were amended to provide that all first closing purchasers of the Series C Preferred would be obligated by contingent forward put provisions to purchase up to $6,058,654 of a newly designated Series C-1 redeemable convertible preferred stock (Series C-1 Preferred) at $1.0411 per share as a replacement of the original Series C Preferred contingent forward put provision. Each second closing purchaser would be obligated to purchase its pro rata share of the Series C-1 Preferred if specified clinical and regulatory milestones were met by the Company at any time on or before December 31, 2008. If the milestones were met and a purchaser of Series C Preferred did not purchase at least its pro rata share of Series C-1 Preferred, then all of the shares of Series C Preferred held by the stockholder would be automatically converted into shares of common stock at the then effective conversion rate for the Series C Preferred. The September 2007 amendment also revised the original call options held by the first closing Series C Preferred holders, such that all first closing Series C Preferred holders had a right, but not an obligation, to purchase its pro rata amount of the Series C-1 Preferred at $1.0411 per share prior to December 31, 2008, regardless of whether the clinical and regulatory milestones were achieved by the Company. The Company determined that the estimated fair value of the original embedded call option and contingent forward put provisions to purchase Series C Preferred was substantially equivalent to the estimated fair value of the embedded Series C-1 Preferred call option and contingent forward put provisions in existence as a result of the above amendments, and as a result there was no impact on the Company’s financial statements for this modification.

In April 2008, the Company issued an aggregate of 17,636,655 shares of Series C-1 Preferred at a price of $1.0411 per share, for aggregate proceeds of $18,321,910, net of issuance costs of $39,611. Of this amount, $6,058,654 related to satisfaction of the contingent forward put upon the achievement of specified milestones that was contemplated at the second closing of the Series C Preferred financing in September 2007. The Company’s certificate of incorporation was amended to authorize additional shares of Series C-1 Preferred beyond the amount authorized for future issuance at the time of the second closing of the Series C Preferred financing. The rights, preferences and privileges of the Series C-1 Preferred are substantially identical to those of the Series C Preferred, other than with respect to the original purchase price. The aggregate amount redeemable on the redemption date is $23,747,381 for the Series C-1 Preferred.

On July 23, 2009, the Company’s certificate of incorporation was amended to increase the number of shares of Series C-1 Preferred authorized for future issuance by 38,421 shares to a total of 17,675,076 shares.

On October 21, 2009, the Company’s certificate of incorporation was amended to increase the number of shares of common stock and Series C-1 Preferred authorized for future issuance by 12,294,688 shares in each case, to a total of 92,294,688 shares and 29,969,764 shares, respectively.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

The rights and features of the Company’s Junior Preferred are as follows:

Voting—The holders of the Junior Preferred are entitled to vote, together with the holders of common stock, Series C preferred and Series C-1 preferred on all matters submitted to stockholders for vote and are entitled to vote as a separate class on certain matters affecting the holders of Junior Preferred. The holder of each share of Junior Preferred is entitled to the number of votes equal to the number of shares of common stock into which each such preferred share is convertible at the time of the vote.

Dividends—The holders of Junior Preferred are entitled to receive dividends, when and as declared by the Company’s Board of Directors, and out of funds legally available, payable in preference and priority to any payment of dividends on the shares of common stock. Holders of Junior Preferred are also entitled to participate in dividends paid on the common stock on an as-converted basis. For the period from March 3, 2000 (inception) through March 31, 2010, no dividends were declared or paid by the Company. Accretion of the Junior Preferred for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010 was $1,035,403, $1,038,240, $1,035,403, and $255,305 respectively.

Conversion—As of December 31, 2008 and 2009, each share of Junior Preferred was convertible into approximately 1.163 shares of common stock. Anti-dilution protection for the Junior Preferred was eliminated as part of the second closing of Series C Preferred in September 2007. In addition, the Junior Preferred is automatically convertible upon the closing of a firm commitment underwritten public offering with specified terms or the affirmative vote of the shareholders of at least two-thirds of the then outstanding shares of Junior Preferred, voting as a single class together.

Redemption—At any time after December 13, 2012 and following redemption in full of the Series C Preferred, the holders of the outstanding Junior Preferred may, by written request, require the Company to redeem the outstanding shares of Junior Preferred stock by paying in cash a sum equal to the original purchase price of the Series A Preferred and Series B Preferred plus any unpaid dividends. The Junior Preferred may be redeemed in three annual installments of amounts ranging from 20% to 50% of the aggregate amount redeemable, subject to certain provisions as described in the Company’s certificate of incorporation. On the redemption date, the Junior Preferred is redeemable for an aggregate amount of $14,515,000.

The rights and features of the Company’s Series C Preferred and Series C-1 Preferred are as follows:

Voting—The holders of Series C Preferred and Series C-1 Preferred are entitled to vote, together with the holders of common stock and Junior Preferred, on all matters submitted to stockholders for vote and are entitled to vote as a separate class on certain matters affecting the holders of Series C Preferred and Series C-1 Preferred. The holder of each share of Series C Preferred and Series C-1 Preferred is entitled to the number of votes equal to the number of shares of common stock into which each such preferred share is convertible at the time of the vote.

Dividends—The holders of Series C Preferred and Series C-1 Preferred are entitled to receive cumulative dividends at a rate of 8% per annum of the original issue price, or when and as declared by the Company’s Board of Directors, payable in preference and priority to payment of any dividends on the shares of common stock. Holders of Series C Preferred and Series C-1 Preferred are entitled to participate in dividends paid on the common stock on an as-converted basis. For the period from March 3, 2000 (inception) through March 31, 2010, no dividends were declared or paid by the Company. Accretion of the Series C Preferred during the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010 was $1,050,937, $2,492,962, $2,967,858 and $732,001, respectively.

Conversion—Each share of Series C Preferred and Series C-1 Preferred, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the original issue price

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

for the applicable series of preferred stock by the conversion price in effect at the time. The Series C Preferred and Series C-1 Preferred conversion prices are $0.7278 and $1.0411 per share, respectively, and are subject to adjustment in accordance with anti-dilution provisions. Each share of Series C Preferred and Series C-1 Preferred is currently convertible into one share of common stock. Mandatory conversion features exist for non-participation in an additional Series C-1 Preferred equity financing if certain regulatory and clinical milestones are met. If Series C investors do not acquire shares in the Series C-1 Preferred equity financing, then all shares of Series C Preferred held by the non-participating holder will automatically convert into shares of common stock at 1/10 of the conversion rate. In addition, the Series C Preferred and Series C-1 Preferred are automatically convertible upon the closing of a firm commitment underwritten public offering with specified terms or the affirmative vote of certain holders of Series C Preferred and Series C-1 Preferred.

Redemption—At any time after December 13, 2011, certain holders of Series C Preferred and Series C-1 Preferred may, by written request, require the Company to redeem the outstanding shares of Series C Preferred and Series C-1 Preferred by paying in cash a sum equal to the original issuance price of the Series C Preferred or Series C-1 Preferred, as applicable, plus any accrued and unpaid dividends. The Series C Preferred may be redeemed in three annual installments of amounts ranging from 20% to 50% of the aggregate amount redeemable, subject to certain provisions as described in the Company’s certificate of incorporation. On the redemption date, the Series C Preferred and Series C-1 Preferred are redeemable for an aggregate amount of $24,795,335 and $23,747,381, respectively.

Liquidation

In the event of liquidation or winding up of the Company, all holders of Series C Preferred and Series C-1 Preferred have a liquidation preference equal to the applicable original issue price of the series of preferred stock, plus any accrued but unpaid dividends. After payment of the full liquidation preference to the holders of Series C Preferred and Series C-1 Preferred, the holders of Junior Preferred have a liquidation preference of $1.00 per share. After payment of these preferential amounts to the holders of preferred stock, the remaining assets of the Company would be distributed among the holders of the preferred stock and common stock on an as-converted to common stock basis.

Shares Reserved for Future Issuances

The Company had reserved shares of common stock for future issuances as follows:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Redeemable convertible preferred stock (assuming conversion)	59,257,508	66,817,713	66,817,713
Warrants to purchase redeemable convertible preferred stock (assuming conversion)	1,801,933	3,240,387	3,240,387
2000 Stock Option Plan:
Shares available for grant	3,149,920	3,130,790	2,974,204
Options outstanding	6,641,333	6,655,387	6,811,973

Total shares reserved for future issuance	70,850,694	79,844,277	79,844,277

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Share-Based Compensation

During 2000, the Company adopted the Aldagen, Inc. 2000 Stock Option Plan (the 2000 Plan), which provides for the granting of incentive and nonstatutory stock options by the Company’s Board of Directors to employees, officers, directors, and consultants of the Company. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock on the date of the grant and generally vest over 4 years. Options generally have 10-year contractual terms.

In April 2008, the Company’s Board of Directors adopted, and the stockholders approved, an amendment to the 2000 Plan that increased the maximum number of shares of common stock issuable under the 2000 Plan to an aggregate of 6,649,000 shares.

In July 2008, the Company’s Board of Directors adopted, and the stockholders approved, an amendment to the 2000 Plan that increased the maximum number of shares of common stock issuable under the 2000 Plan to an aggregate of 10,000,000 shares subject to restrictions as stipulated in the plan.

Fair Value of Common and Preferred Stock

The fair value of the Company’s common and preferred stock during the years ended December 31, 2005 and 2006 was determined by the Board of Directors with assistance from management. In connection with the preparation of the Company’s financial statements for the year ended December 31, 2007, the Company’s Board of Directors directed management to retrospectively assess the Company’s enterprise value and the fair value of its common stock and preferred stock at December 31, 2006 and December 31, 2007. This assessment was completed in February 2008. Management then performed an internal reassessment of the fair value of the Company’s common stock for stock option grants between December 31, 2006 and December 31, 2007.

In conducting these retrospective valuations, the Company used a two-step methodology that first estimated the fair value of the Company as a whole and then allocated a portion of the enterprise value to its preferred stock and common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized the “probability-weighted expected return” (PWER) method to estimate enterprise value. The enterprise value was then validated utilizing a “market approach.” The PWER methodology involved estimating the future values of the Company for several probable liquidity scenarios. The value of the common stock was determined for each liquidity scenario and was then discounted to present value using a risk-adjusted discount rate. The discount rate used in both valuations was 30% for the common stock and 40% for the preferred stock. The present values of the common stock under each scenario were then weighted based upon the probability of each liquidity event occurring.

In April 2008 and September 2009, the Company performed contemporaneous assessments of the Company’s enterprise value and the fair value of its common stock and preferred stock using the PWER methodology described above. The allocation of fair value between the Company’s common stock and preferred stock using the PWER methodology was as follows:

Valuation Date	Common	Junior Preferred	Series C Preferred	Series C-1 Preferred	Type of Valuation
December 31, 2006	$0.241	$0.572	$0.628	—	retrospective
December 31, 2007	0.397	0.815	0.873	—	retrospective
April 15, 2008	0.626	0.938	1.041	1.204	contemporaneous
September 15, 2009	0.955	1.489	1.313	1.427	contemporaneous

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Management performed an internal assessment of the fair value of the Company’s common stock and preferred stock issued between each valuation date based upon the timing of achievement of clinical and regulatory milestones and the closing of an additional equity financing round in September 2007 and a Series C-1 Preferred equity financing round in April 2008.

During the years ended December 31, 2006, 2007, 2008 and 2009, and the three months ended March 31, 2010 the Company granted stock options which were valued using the assessed values of the Company’s common stock as follows:

Grant Date	Number of Options Granted	Exercise Price per Share	Black-Scholes Fair Value per Share	Intrinsic Value per Share
March 23, 2006	893,842	$0.20	$0.14	$—
July 26, 2006	60,000	0.20	0.14	—
February 27, 2007	1,703,869	0.20	0.17	—
April 6, 2007	100,000	0.20	0.16	—
May 14, 2007	50,000	0.20	0.17	—
November 16, 2007	92,500	0.40	0.18	—
December 17, 2007	250,000	0.40	0.26	—
January 1, 2008	1,226,467	0.40	0.25	—
February 12, 2008	60,000	0.40	0.25	—
April 10, 2008	17,505	0.40	0.34	—
April 15, 2008	400,000	0.63	0.39	—
June 2, 2008	15,000	0.63	0.40	—
August 11, 2008	10,000	0.63	0.39	—
August 20, 2008	369,861	0.63	0.39	—
September 17, 2008	250,000	0.63	0.37	—
January 9, 2009	15,000	0.63	0.35	—
July 27, 2009	5,000	0.63	0.45	—
October 27, 2009	5,000	0.96	0.68	—
February 9, 2010 (Unaudited)	300,000	0.96	0.68	—

The Company’s assessed fair value of its preferred stock, calculated in the manner described above for the years ended December 31, 2006, 2007, 2008 and 2009 is as follows:

Issuance Date	Number of Preferred Stock Shares Issued	Exercise Price per Share	Preferred Fair Value per Share	Intrinsic Value per Share
December 15, 2006	15,124,951	$0.7278	$0.628	$—
September 12, 2007	9,618,028	0.7278	0.873	0.145
April 15, 2008	17,636,655	1.041	1.204	0.163

The Company used the assessed fair value of its preferred stock, calculated in the manner described above, in estimating the fair value of its outstanding warrants to purchase each series of preferred stock (see Note 8).

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

During the year ended December 31, 2006 and the year ended December 31, 2009, the Company granted preferred stock warrants, which were valued using the assessed value of the Company’s preferred stock as follows:

Grant Date	Number of Preferred Stock Warrants Granted	Exercise Price per Share	Black-Scholes Fair Value per Share	Intrinsic Value per Share
March 21, 2006	75,000	$1.00	$0.75	$—
August 30, 2006	75,000	1.00	0.75	—
December 4, 2006	45,000	1.00	0.74	—
December 15, 2006	1,326,605	0.7278	0.36	—
July 28, 2009	38,421	1.0411	0.81	—
October 22, 2009	1,400,033	1.0411	1.03	0.39

The following table summarizes stock option activity under the 2000 Plan from March 3, 2000 (inception) through March 31, 2010:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at March 3, 2000 (inception)	—	—	$—
Shares authorized	990,250	—	—
Options granted	(35,000)	35,000	0.10
Options canceled	—	—	—

Balance at December 31, 2000	955,250	35,000	0.10
Options granted	(540,000)	540,000	0.10
Options canceled	—	—	—

Balance at December 31, 2001	415,250	575,000	0.13
Options granted	(334,000)	334,000	0.20
Options canceled	94,000	(94,000)	0.10

Balance at December 31, 2002	175,250	815,000	0.17
Shares authorized	2,058,750	—	—
Options granted	(1,829,500)	1,829,500	0.20
Options canceled	160,000	(160,000)	0.11

Balance at December 31, 2003	564,500	2,484,500	0.19
Options granted	(553,500)	553,500	0.20
Options canceled	397,000	(397,000)	0.16

Balance at December 31, 2004	408,000	2,641,000	0.19
Options granted	(212,289)	212,289	0.20
Options canceled	1,160,000	(1,160,000)	0.20

Balance at December 31, 2005	1,355,711	1,693,289	0.19
Shares authorized	2,900,000	—	—
Options granted	(953,842)	953,842	0.20
Options canceled	200,000	(200,000)	0.20

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2006	3,501,869	2,447,131	$0.19
Options granted	(2,196,369)	2,196,369	0.20
Options exercised	—	(208,747)	0.20
Options canceled	92,253	(92,253)	0.20

Balance at December 31, 2007	1,397,753	4,342,500	0.20
Shares authorized	4,051,000	—	—
Options granted	(2,348,833)	2,348,833	0.50
Options canceled	50,000	(50,000)	0.20

Balance at December 31, 2008	3,149,920	6,641,333	0.31
Options granted	(25,000)	25,000	0.69
Options exercised	—	(5,076)	0.49
Options canceled	5,870	(5,870)	0.51

Balance December 31, 2009	3,130,790	6,655,387	0.32

Options granted (Unaudited)	(300,000)	300,000	0.96
Options canceled (Unaudited)	143,414	(143,414)	0.41

Balance March 31, 2010 (Unaudited)	2,974,204	6,811,973	0.34

As of December 31, 2009, the aggregate intrinsic value of outstanding stock options and exercisable stock options was $4,257,058 and $3,148,076, respectively. As of March 31, 2010, the aggregate intrinsic value of outstanding stock options and exercisable stock options was $4,179,524 and $3,402,310, respectively. The aggregate intrinsic value of options exercised during the year ended December 31, 2007 and 2009 was $41,124 and $2,379, respectively. There were no options exercised during the years ended December 31, 2006 and 2008 or for the three month period ended March 31, 2010.

The following table summarizes information about stock options outstanding as of December 31, 2009 and March 31, 2010 which are expected to vest, of which a portion were already vested and exercisable:

	December 31, 2009				March 31, 2010 (Unaudited)
	Number of Options	Weighted-Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price	Intrinsic Value	Number of Options	Weighted-Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price	Intrinsic Value
Outstanding	6,513,744	6.83	$0.32	$4,179,429	6,759,185	6.70	$0.34	$4,156,208
Exercisable	4,631,918	6.36	0.28	3,148,076	5,052,366	6.21	0.28	3,402,310

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

The following table summarizes information about all stock options outstanding as of December 31, 2009 and March 31, 2010:

	December 31, 2009			March 31, 2010 (Unaudited)
Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable
$ 0.10	107,000	1.36	107,000	107,000	1.11	107,000
$ 0.20	3,843,000	6.01	3,279,870	3,838,939	5.76	3,440,521
$ 0.40	1,640,526	7.98	745,275	1,515,546	7.75	952,567
$ 0.63	1,059,861	8.53	499,773	1,045,488	8.28	552,278
$ 0.96	5,000	9.82	—	305,000	9.86	—

	6,655,387		4,631,918	6,811,973		5,052,366

As of December 31, 2009 and March 31, 2010, there was $536,219 and $603,545, respectively, of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.40 years.

Cash received from option exercises under all share-based payment arrangements for the year ended December 31, 2007 and 2009 was $41,749 and $2,468, respectively. No options were exercised during the year ended December 31, 2008 or for the three months ended March 31, 2010.

10.	Income Taxes

The components of the Company’s income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 consist of the following:

	2007	2008	2009
Current tax benefit:
Federal	$—	$(7,732)	$(36,000)
State	—	—	—

Total tax benefit	$—	$(7,732)	$(36,000)

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2008 and 2009 consist of the following:

	2008	2009
Current
Deferred tax assets:
Domestic net operating loss carryforwards	$10,500	$21,600

Deferred tax assets, current	10,500	21,600

Deferred tax liabilities:
Deferred rent	10,500	21,600

Deferred tax liabilities, current	10,500	21,600

Net current deferred tax asset (liability)	$—	$—

Noncurrent
Deferred tax assets:
Domestic net operating loss carryforwards	$14,605,000	$17,185,900
Charitable contribution carryforwards	2,000	1,800
Start-up costs	266,600	266,600
Organizational costs	1,000	1,000
Share-based compensation	125,000	153,400
Intangible assets	26,100	24,700
Federal income tax credits	1,191,000	1,769,100
Fixed assets	—	33,800
Less valuation allowance	(16,172,100)	(19,436,300)

Deferred tax assets, noncurrent	44,600	—

Deferred tax liabilities:
Fixed assets	44,600	—

Deferred tax asset (liabilities), noncurrent	44,600	—

Net deferred tax asset (liability)	$—	$—

As of December 31, 2008 and 2009, the Company provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance resulted primarily from the additional net operating loss carryforward generated.

As of December 31, 2009, the Company had federal and state net operating loss carryforwards of $44,447,300 and $46,054,000, respectively. These net operating loss carryforwards begin to expire in 2020 and 2015 for federal and state purposes. Utilization of the federal net operating loss carryforwards may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code (the Code). The Company has completed a study to assess whether an ownership change has occurred and has determined that an ownership change occurred during 2008 that has resulted in a net operating loss carryforward limitation under Section 382 of the Code. There also could be additional ownership changes in the future which may result in additional limitations in the utilization of the net operating loss carryforwards.

The American Recovery and Reinvestment Tax Act of 2009 amended the original election to accelerate AMT and research and development tax credits in lieu of bonus depreciation enacted by the Housing Assistance

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

Tax Act of 2008. The provisions which allowed businesses to refund a portion of their pre-2006 research and development tax credits in lieu of certain accelerated depreciation methods on fixed asset additions has been extended for one year to apply to property that is placed in service in 2009. The Company received a refund of $7,732 for the year ended December 31, 2008 and anticipates the receipt of approximately $36,000 for the year ended December 31, 2009 as a result of this provision.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for (benefit from) income taxes for the years ended December 31, 2007, 2008 and 2009 as follows:

	Years Ended December 31,
	2007		2008		2009
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings

United States Federal tax at statutory rate	$(2,278,500)	(34.0)%	(3,463,600)	(34.0)%	$(3,067,500)	(34.0)%
State taxes (net of Federal benefit)	(296,000)	(4.4)	(463,500)	(4.6)	(410,500)	(4.5)
Change in valuation reserves	2,602,700	38.8	3,932,400	38.6	3,264,700	36.2
Federal income tax credits	(144,600)	(2.2)	(238,800)	(2.3)	(576,900)	6.4
Amortization of debt discount	500	0.0	—	—	216,600	2.4
Other nondeductible expenses	115,400	1.8	225,500	2.2	557,900	6.2
Other	500	0.0	268	0.0	(19,800)	(0.2)

Benefit from income taxes	$—	—%	$(7,732)	(0.1)%	$(36,000)	(0.2)%

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

In September 2006, the FASB amended ASC 740-10. This amended interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of ASC 740-10 on January 1, 2007. The implementation of ASC 740-10 resulted in a $283,923 adjustment to the Company’s deferred tax asset. It is the Company’s policy to record and classify interest and penalties as income tax expense, although no liability for potential interest or penalties was recorded during the year. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

ALDAGEN, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2010, for the three months ended March 31, 2009 and 2010 and for the period from March 3, 2000 (inception) through March 31, 2010 is unaudited)

The following summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at January 1, 2008	$283,923

Increases related to year ended December 31, 2008 tax positions	—

Balance at December 31, 2008	283,923

Decreases related to year ended December 31, 2009 tax positions	(283,923)

Balance at December 31, 2009	$—

The liability decreased by $283,923 because the Company adjusted its net operating loss carryforwards on the tax return filed for the 2008 tax year by the corresponding amount. As a result of this adjustment, the liability balance at March 31, 2010 is zero.

The Company has not conducted a study of its research and development credit carryforwards. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until such a study is completed and any adjustment is known, no amounts are being presented as uncertain tax positions under ASC 740-10. A full valuation allowance has been provided against the Company’s research and development credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Therefore, there would be no impact on the Company’s balance sheet or statement of operations if an adjustment were required.

The Company files U.S. and state income tax returns in jurisdictions with varying statutes of limitations. The 2000 through 2009 tax years remain subject to examination by federal and state authorities.

11.	401(k) Plan

The Company provides a qualified 401(k) savings plan for its employees. All employees are eligible to participate, provided they meet the requirements of the plan. While the Company may elect to match employee contributions, no such matching contributions were made through December 31, 2007. Beginning January 1, 2008, the Company began providing a 100% match of employee contributions on the first 3% of a contributing employee’s salary and a 50% match on an additional 2% of salary contributed. For the year ended December 31, 2008 and 2009 and for the three months ended March 31, 2009 and 2010, and the period from March 3, 2000 (inception) through March 31, 2010, the Company recorded $79,604, $95,423, $33,105, $30,895 and $205,922 of expense, respectively, for 401(k) matching contributions.

12.	Subsequent Events

On May 1, 2010, the 2000 Plan expired and the remaining 2,997,790 common stock options available for grant under the plan ceased to be available.

The Company has evaluated subsequent events through May 5, 2010.

On                     , 2010, the Company’s Board of Directors adopted, and on                     , 2010, the stockholders approved, a              to              reverse stock split of the Company’s common stock effective as of                     . All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this common stock split.

            Shares

Common Stock

PROSPECTUS

Boenning & Scattergood, Inc.	Ladenburg Thalmann & Co. Inc.

National Securities Corporation

                    , 2010

Until                     , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee. The legal and accounting fees and expenses set forth in the table below include costs that were previously incurred by us in connection with our earlier proposed initial public offering, which was formally withdrawn in October 2008. Those costs were expensed during the year ended December 31, 2008.

Amount to be Paid
SEC registration fee		$4,492
FINRA filing fee		8,550
NASDAQ Global Market initial listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering requires us to indemnify, and limit the liability of, our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect upon the closing of this offering require us to indemnify our directors to the fullest extent not prohibited by law and permit us to indemnify our officers, employees and other agents as set forth under Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director, to repay all amounts so advanced if it shall ultimately be determined that such director is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Aldagen or any of its affiliated enterprises, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Our amended and restated investor rights agreement with certain investors provides for cross-indemnification in connection with the registration of the our common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2007 through the date of the prospectus that forms a part of this registration statement.

1)	Since January 1, 2007, we have granted options under our 2000 stock option plan to purchase an aggregate of 4,998,202 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.20 to $0.955 per share (or in some cases, if higher, the initial public offering price per share in this offering). Since January 1, 2007, 218,823 shares of common stock have been issued upon the exercise of options issued to employees, consultants and directors under our 2000 stock option plan.

2)	In September 2007, we issued and sold an aggregate of 9,618,028 shares of Series C convertible preferred stock to 5 accredited investors for aggregate consideration of approximately $7.0 million, including the conversion of principal and interest on outstanding convertible promissory notes, and net of issuance costs.

3)	In April 2008, we issued and sold an aggregate of 17,636,655 shares of Series C-1 convertible preferred stock to 18 accredited investors for aggregate consideration of $18.4 million.

4)	In July 2009, in connection with amendment to our term loan with a bank, we issued a warrant to the bank to purchase 38,421 shares of Series C-1 convertible preferred stock with an exercise price of $1.0411 per share.

5)	In October 2009, we issued and sold convertible promissory notes in aggregate principal amount of $7.3 million to a total of 10 accredited investors. In connection with these issuances, we also issued warrants to these investors that are exercisable for shares of our capital stock at an exercise price to be determined in accordance with the terms of the notes and the warrants.

The offers, sales and issuances of the securities described in paragraph (1) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2000 stock option plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment or business relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraphs (2), (3), (4) and (5) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor as defined in Rule 501 promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1#	Fifth Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.

3.2†	Form of Certificate of Amendment of Restated Certificate of Incorporation.

3.3†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4#	Bylaws, as amended to date and as currently in effect.

3.5†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to exhibits 3.1 through 3.5.

4.2†	Specimen Common Stock Certificate.

5.1†	Opinion of Cooley LLP.

10.1#	Amended and Restated Loan and Security Agreement, dated as of April 1, 2009 and as amended to date, by and between the Registrant and Square 1 Bank.

10.2+†	Form of Indemnification Agreement.

10.3+#	2000 Stock Option Plan, as amended to date, and Forms of Stock Option Agreement and Notice of Exercise thereunder.

10.4+†	2010 Equity Incentive Plan.

10.5+†	Forms of Stock Option Agreement and Restricted Stock Award Agreement under the 2010 Equity Incentive Plan.

10.6#*	License Agreement, dated as of October 12, 2000, by and between the Registrant and Duke University.

10.7#*	License Agreement, dated as of November 27, 2000, by and between the Registrant and Johns Hopkins University, as amended effective October 30, 2009.

10.8#	Standard Lease, dated as of June 24, 2003, by and between the Registrant and ACP 2810 Meridian LLC, as amended on March 23, 2007 and November 19, 2008.

10.9#	Amended and Restated Investor Rights Agreement dated December 15, 2006, by and between the Registrant and certain of its stockholders, as amended to date.

10.10#	Form of Warrants to Purchase Series B Preferred Stock issued in connection with 2002 bridge loan, dated as of December 23, 2002, as amended.

10.11#	Form of Warrants to Purchase Series B Preferred Stock issued to Oxford Finance Corporation, dated as of June 25, 2003, July 24, 2003 and March 11, 2004.

10.12#	Form of Warrants to Purchase Series B Preferred Stock issued to Square 1 Bank, dated as of March 21, 2006, August 30, 2006 and December 4, 2006.

10.13#	Form of Amended and Restated Warrant to Purchase Series C Preferred Stock, dated as of December 15, 2006.

10.14#	Form of Warrant to Purchase Capital Stock, dated as of October 22, 2009.

10.15#	Form of Convertible Promissory Note of the Registrant, dated as of October 22, 2009.

10.16#	Warrant to Purchase Series C-1 Preferred Stock issued to Square 1 Bank, dated as of July 28, 2009.

Exhibit Number	Description of Document

10.17#	Master Security Agreement, dated as of May 27, 2003, by and between the Registrant and Oxford Financial Corporation, as amended on October 31, 2007.

10.18+#	Employment letter agreement, dated as of September 10, 2004, by and between the Registrant and Edward L. Field.

10.19+#	Employment letter agreement, dated as of October 12, 2000, by and between the Registrant and Andrew E. Balber.

10.20+#	Consulting Agreement, dated as of July 23, 2009, by and between the Registrant and Unicorn Pharma Consulting, as amended on October 5, 2009.

10.21+#	Executive Employment Agreement, dated as of March 1, 2006, by and between the Registrant and W. Thomas Amick.

10.22+#	Employment letter agreement, dated as of February 19, 2008, by and between the Registrant and David Carberry.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1#	Power of attorney. See Page II-6 to the Registration Statement on Form S-1 (File No. 333-162700) filed with the SEC on October 28, 2009.

24.2#	Power of attorney of Richard Kent.

99.1#	Consent of Trinity Partners, LLC.

#	Previously filed.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on the 8th day of June, 2010.

ALDAGEN, INC.

By:	/s/ W. THOMAS AMICK
W. Thomas Amick President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ W. THOMAS AMICK W. Thomas Amick	President and Chief Executive Officer (Principal Executive Officer)	June 8, 2010

/S/ DAVID P. CARBERRY David P. Carberry	Chief Financial Officer (Principal Accounting and Financial Officer)	June 8, 2010

* Richard Kent	Chairman of the Board of Directors	June 8, 2010

* Joel R. Kimbrough	Director	June 8, 2010

* Martin J. Murphy	Director	June 8, 2010

* B. Jefferson Clark	Director	June 8, 2010

* Garheng Kong	Director	June 8, 2010

* William E. Evans	Director	June 8, 2010

* Lyle A. Hohnke	Director	June 8, 2010

*By:	/S/ W. THOMAS AMICK
W. Thomas Amick Attorney-in-fact